Execution Copy




                      ELAN FINANCE PUBLIC LIMITED COMPANY,


                               ELAN FINANCE CORP.,


                             ELAN CORPORATION, PLC,


                   The SUBSIDIARY NOTE GUARANTORS Party Hereto




                                       AND


                              THE BANK OF NEW YORK,

                                   as TRUSTEE


                     7 3/4% SENIOR FIXED RATE NOTES DUE 2011
                                       AND
                       SENIOR FLOATING RATE NOTES DUE 2011


                                    INDENTURE


                          Dated as of November 16, 2004

                                Table of Contents

                                                                            Page


                                    Article I
                   DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1.   Definitions....................................................1
Section 1.2.   Incorporation by Reference of Trust Indenture Act.............35
Section 1.3.   Rules of Construction.........................................35


                            Article II
                             THE NOTES

Section 2.1.   Form and Dating...............................................36
Section 2.2.   Execution and Authentication..................................37
Section 2.3.   Registrar and Paying Agent....................................37
Section 2.4.   Paying Agent to Hold Money in Trust...........................38
Section 2.5.   Holder Lists..................................................38
Section 2.6.   Global Note Provisions........................................38
Section 2.7.   Legends.......................................................40
Section 2.8.   Transfer and Exchange.........................................40
Section 2.9.   No Obligation of the Trustee..................................44
Section 2.10.  Mutilated, Destroyed, Lost or Stolen Note.....................44
Section 2.11.  Temporary Note................................................45
Section 2.12.  Cancellation..................................................45
Section 2.13.  Defaulted Interest............................................46
Section 2.14.  Additional Notes..............................................46
Section 2.15.  [intentionally omitted].......................................47


                            Article III
                             COVENANTS

Section 3.1.   Payment of Notes..............................................48
Section 3.2.   Maintenance of Office or Agency...............................48
Section 3.3.   Corporate Existence...........................................48
Section 3.4.   Payment of Taxes and Other Claims.............................49
Section 3.5.   Compliance Certificate........................................49
Section 3.6.   Further Instruments and Acts..................................49
Section 3.7.   Waiver of Stay, Extension or Usury Laws.......................50
Section 3.8.   Limitation on Incurrence of Additional Indebtedness...........50
Section 3.9.   Limitation on Restricted Payments.............................54
Section 3.10.  Limitation on Asset Sales.....................................58
Section 3.11.  Limitation on Designation of Unrestricted Subsidiaries........61
Section 3.12.  Limitation on Dividend and Other Payment Restrictions
                 Affecting Restricted Subsidiaries...........................62
Section 3.13.  Limitation on Liens...........................................63
Section 3.14.  Limitation on Transactions with Affiliates....................63

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                                Table of Contents
                                  (continued)

                                                                            Page

Section 3.15.  Reports to Holders............................................65
Section 3.16.  Change of Control.............................................65
Section 3.17.  Payment of Additional Amounts.................................66
Section 3.18.  Covenant Suspension...........................................68


                            Article IV
                         SURVIVING ENTITY

Section 4.1.   Merger, Consolidation and Sale of Assets......................69


                             Article V
                   OPTIONAL REDEMPTION OF NOTES

Section 5.1.   Optional Redemption...........................................71
Section 5.2.   Election to Redeem............................................71
Section 5.3.   Notice of Redemption..........................................72
Section 5.4.   Selection of Notes to Be Redeemed in Part.....................73
Section 5.5.   Deposit of Redemption Price...................................73
Section 5.6.   Notes Payable on Redemption Date..............................73
Section 5.7.   Unredeemed Portions of Partially Redeemed Note................74


                            Article VI
                       DEFAULTS AND REMEDIES

Section 6.1.   Events of Default.............................................74
Section 6.2.   Acceleration..................................................75
Section 6.3.   Other Remedies................................................76
Section 6.4.   Waiver of Past Defaults.......................................76
Section 6.5.   Control by Majority...........................................76
Section 6.6.   Limitation on Suits...........................................77
Section 6.7.   Rights of Holders to Receive Payment..........................77
Section 6.8.   Collection Suit by Trustee....................................77
Section 6.9.   Trustee May File Proofs of Claim, etc.........................77
Section 6.10.  Priorities....................................................78
Section 6.11.  Undertaking for Costs.........................................78


                            Article VII
                              TRUSTEE

Section 7.1.   Duties of Trustee.............................................79
Section 7.2.   Rights of Trustee.............................................80
Section 7.3.   Individual Rights of Trustee..................................81
Section 7.4.   Trustee's Disclaimer..........................................81
Section 7.5.   Notice of Defaults............................................81
Section 7.6.   Reports by Trustee to Holders.................................81
Section 7.7.   Compensation and Indemnity....................................81

                                Table of Contents
                                  (continued)

                                                                            Page

Section 7.8.   Replacement of Trustee........................................82
Section 7.9.   Successor Trustee by Merger...................................83
Section 7.10.  Eligibility; Disqualification.................................83
Section 7.11.  Preferential Collection of Claims Against Issuers.............83
Section 7.12.  Requests for Documentation in Connection with Qualification of the Indenture............................................84


                           Article VIII
                DEFEASANCE; DISCHARGE OF INDENTURE

Section 8.1.   Legal Defeasance and Covenant Defeasance......................84
Section 8.2.   Conditions to Defeasance......................................85
Section 8.3.   Application of Trust Money....................................87
Section 8.4.   Repayment to Issuers..........................................87
Section 8.5.   Indemnity for U.S. Government Obligations.....................87
Section 8.6.   Reinstatement.................................................87
Section 8.7.   Satisfaction and Discharge....................................88


                            Article IX
                            AMENDMENTS

Section 9.1.   Without Consent of Holders....................................88
Section 9.2.   With Consent of Holders.......................................89
Section 9.3.   Compliance with Trust Indenture Act...........................91
Section 9.4.   Revocation and Effect of Consents and Waivers.................91
Section 9.5.   Notation on or Exchange of Notes..............................91
Section 9.6.   Trustee to Sign Amendments and Supplements....................91


                             Article X
                          NOTE GUARANTEES

Section 10.1.  Note Guarantees...............................................92
Section 10.2.  Guarantors May Consolidate, etc., on Certain Terms............93
Section 10.3.  Limitation on Liability of Note Guarantor; Termination,
                 Release and Discharge of Note Guarantee.....................94
Section 10.4.  Evidence of Note Guarantee....................................95
Section 10.5.  Right of Contribution.........................................95
Section 10.6.  No Subrogation................................................95
Section 10.7.  Additional Note Guarantees....................................95


                            Article XI
                           MISCELLANEOUS

Section 11.1.  Trust Indenture Act Controls..................................96
Section 11.2.  Notices.......................................................96
Section 11.3.  Communication by Holders with Other Holders...................97

                                Table of Contents
                                  (continued)

                                                                            Page

Section 11.4.  Certificate and Opinion as to Conditions Precedent............97
Section 11.5.  Statements Required in Certificate or Opinion.................98
Section 11.6.  Rules by Trustee, Paying Agent and Registrar..................98
Section 11.7.  Legal Holidays................................................98
Section 11.8.  Governing Law, etc............................................98
Section 11.9.  No Recourse Against Others....................................99
Section 11.10. Successors...................................................100
Section 11.11. Duplicate and Counterpart Originals..........................100
Section 11.12. Severability.................................................100
Section 11.13. [intentionally omitted]......................................100
Section 11.14. Currency Indemnity...........................................100
Section 11.15. Table of Contents; Headings..................................101

EXHIBIT A     FORM OF FACE OF NOTE

EXHIBIT B     FORM OF CERTIFICATE FOR TRANSFER TO QIB

EXHIBIT C     FORM OF CERTIFICATE FOR TRANSFER PURSUANT TO REGULATION S

EXHIBIT D     FORM OF CERTIFICATE FOR TRANSFER PURSUANT TO RULE 144

EXHIBIT E     FORM OF SUPPLEMENTAL INDENTURE FOR ADDITIONAL NOTE GUARANTEES

     INDENTURE, dated as of November 16, 2004, among Elan Finance public limited company, a public limited liability company incorporated and registered under the laws of Ireland and Elan Finance Corp., a Delaware corporation, as co-issuers (together, the "Issuers"), Elan Corporation, plc as a guarantor of the Notes (the "Company"), the Subsidiary Note Guarantors party hereto and The Bank of New York (the "Trustee"), as Trustee.

     Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of the Issuers' 7 3/4% Senior Fixed Rate Notes due 2011 and Senior Floating Rate Notes due 2011 issued hereunder.

                                   Article I

                   DEFINITIONS AND INCORPORATION BY REFERENCE

     Section 1.1. Definitions.

     "40-day Period" means, in respect of any Regulation S Global Note, the 40 consecutive days beginning on and including the later of (a) the day on which any Notes represented thereby are offered to persons other than distributors (as defined in Regulation S under the Securities Act) pursuant to Regulation S and
(b) the issue date for such Notes.

     "AAA Rated Country" means a country having, at any date of determination, a credit rating of AAA from S&P or Aaa from Moody's.

     "acceleration declaration" has the meaning assigned to it in Section 6.2.

     "Acquired Indebtedness" means, with respect to any specified Person, (a) Indebtedness of any other Person existing at the time such other Person becomes a Restricted Subsidiary of or merges or consolidates with or into such specified Person or (b) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary becomes a Restricted Subsidiary or was otherwise acquired by such specified Person, or such asset was acquired by such specified Person, as applicable. Such Indebtedness will be deemed to have been Incurred at the time such Person becomes a Restricted Subsidiary of or merges or consolidates with or into such specified Person or at the time such asset is acquired by such specified Person.

     "Additional Amounts" has the meaning assigned to it in Section 3.17.

     "Additional Fixed Rate Notes" has the meaning assigned to it in Section
2.14.

     "Additional Floating Rate Notes" has the meaning assigned to it in Section 2.14.

     "Additional Note Board Resolutions" means resolutions duly adopted by the Board of Directors of each Issuer and delivered to the Trustee in an Officer's Certificate providing for the issuance of Additional Notes.

     "Additional Note Subsidiary Guarantee" has the meaning assigned to it in
Section 10.7.

     "Additional Note Subsidiary Guarantor" has the meaning assigned to it in
Section 10.7.

     "Additional Note Supplemental Indenture" means a supplement to this Indenture duly executed and delivered by the Issuers, each Note Guarantor and the Trustee pursuant to Article IX providing for the issuance of Additional Notes.

     "Additional Notes" has the meaning assigned to it in Section 2.14.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. No Person (other than the Company or any Subsidiary of the Company) in which a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment. For purposes of Section 3.14, Affiliates will be deemed to include, with respect to any specified Person, any other Person (1) which beneficially owns or holds, directly or indirectly, 10% or more of any class of the Voting Stock of the specified Person or (2) of which 10% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the specified Person. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

     "Affiliate Transaction" has the meaning assigned to it in Section 3.14.

     "Agent Members" has the meaning assigned to it in Section 2.6(b).

     "Alternative Offer" has the meaning assigned to it in Section 3.16.

     "Applicable Fixed Rate Premium" has the meaning assigned to it in Section 5 of the Form of Reverse Side of Note for Fixed Rate Notes contained in Exhibit A.

     "Applicable Floating Rate Premium" has the meaning assigned to it in
Section 5 of the Form of Reverse Side of Note for Floating Rate Notes contained in Exhibit A.

     "Asset Acquisition" means:

          (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person becomes a Restricted Subsidiary, or is merged with or into the Company or any Restricted Subsidiary;

          (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; or

          (3) any Revocation with respect to an Unrestricted Subsidiary.

     "Asset Sale" means any direct or indirect sale, disposition, issuance, conveyance, transfer, lease, assignment or other transfer, including a Sale and Leaseback Transaction (each, a "disposition"), by the Company or any Restricted Subsidiary of:

     (a) any Capital Stock (other than Capital Stock of the Company); or

     (b) any properties or assets (other than Capital Stock, cash or Cash Equivalents) of the Company or any Restricted Subsidiary made outside the ordinary course of business.

     Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

          (1) a disposition permitted under Section 4.1;

          (2) the disposition of damaged, obsolete or worn-out equipment or assets that are no longer useful in the business of the Company or any of its Restricted Subsidiaries;

          (3) the making of Permitted Investments and Restricted Payments permitted under Section 3.9;

          (4) the creation of or realization on any Lien permitted under this Indenture;

          (5) the sale or grant of licenses or sublicenses to use, or the assignment of, patents, trade secrets, know-how and other intellectual property, and the grant of licenses or sublicenses to use, or the lease or sublease of, other properties or assets of the Company or any Restricted Subsidiary to the extent not materially interfering with the business of the Company and the Restricted Subsidiaries;

          (6) a disposition between or among the Company and/or the Restricted Subsidiaries;

          (7) sales of accounts receivable and related assets of the type described in the definition of "Qualified Receivables Transaction" to a Receivables Subsidiary in a Qualified Receivables Transaction;

          (8) a transfer of accounts receivable and related assets of the type described in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction;

          (9) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

          (10) any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

          (11) any disposition by EPIL III of any securities held by EPIL III on the Issue Date (or any securities issued upon conversion, exercise or exchange of such securities);

          (12) any disposition by the Company or any of its Restricted Subsidiaries of any security classified, under GAAP, as an investment security or a marketable investment security on the consolidated balance sheet of the Company as of the Issue Date; provided that the aggregate Net Cash Proceeds received by the Company or its Restricted Subsidiaries with respect to securities disposed of pursuant to this clause (12) shall not exceed $135 million; and

          (13) any disposition that, but for this clause, would be Asset Sales, if after giving effect to such disposition, the aggregate Fair Market Value of the assets disposed of in such transaction or any such series of related transactions does not exceed $5 million.

     "Asset Sale Offer" has the meaning assigned to it in Section 3.10.

     "Asset Sale Offer Amount" has the meaning assigned to it in Section 3.10.

     "Asset Sale Offer Notice" means notice of an Asset Sale Offer made pursuant to Section 3.10, which notice shall govern the terms of the Asset Sale Offer, and shall state:

          (1) the amount of Net Cash Proceeds to which such Asset Sale Offer relates, and that such Asset Sale Offer is being made pursuant to Section 3.10, and that all Notes that are timely tendered will be accepted for payment;

          (2) the Asset Sale Offer Amount and the Asset Sale Offer Payment Date;

          (3) that any Notes or portions thereof not tendered or accepted for payment will continue to accrue interest;

          (4) that, unless the Issuers default in the payment of the Asset Sale Offer Amount with respect thereto, all Notes or portions thereof accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest from and after the Asset Sale Offer Payment Date;

          (5) that any Holder electing to have any Notes or portions thereof purchased pursuant to the Asset Sale Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Asset Sale Offer Payment Date;

          (6) that any Holder shall be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Asset Sale Offer Payment Date, a facsimile transmission or letter, setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing such Holder's election to have such Notes or portions thereof purchased pursuant to the Asset Sale Offer;

          (7) that any Holder electing to have Notes purchased pursuant to the Asset Sale Offer must specify the principal amount that is being tendered for purchase, which principal amount must be $1,000 or an integral multiple thereof;

          (8) that any Holder of Certificated Notes whose Certificated Notes are being purchased only in part will be issued new Certificated Notes equal in principal amount to the unpurchased portion of the Certificated Note or Notes surrendered, which unpurchased portion will be equal in principal amount to $1,000 or an integral multiple thereof;

          (9) that the Trustee will return to the Holder of a Global Note that is being purchased in part, such Global Note with a notation on the schedule of increases or decreases thereof adjusting the principal amount thereof to be equal to the unpurchased portion of such Global Note; and

          (10) any other information necessary to enable any Holder to tender Notes and to have such Notes purchased pursuant to Section 3.10.

     "Asset Sale Offer Payment Date" has the meaning assigned to it in Section 3.10.

     "Asset Sale Transaction" means any Asset Sale and, whether or not constituting an Asset Sale, (1) any Designation with respect to an Unrestricted Subsidiary and (2) any sale or other disposition of property or assets excluded from the definition of "Asset Sale" by clause (3) or (12) of that definition.

     "Athena" means Athena Neurosciences Finance, LLC, a Delaware limited liability company.

     "Athena Indenture" means the Indenture, dated as of February 21, 2001, by and among Athena, as issuer, the Company, as guarantor, and The Bank of New York, as trustee, as supplemented by the First Supplemental Indenture, dated as of February 21, 2001, by and among Athena, as issuer, the Company, as guarantor, and The Bank of New York, as trustee, in each case, as may be amended, modified or supplemented from time to time.

     "Athena Notes" means the 7.25% Guaranteed Senior Notes due 2008 issued from time to time pursuant to the Athena Indenture.

     "Authenticating Agent" has the meaning assigned to it in Section 2.2(d).

     "Authorized Agent" has the meaning assigned to it in Section 11.8(c).

     "Bankruptcy Event of Default" means:

          (1) the entry by a court of competent jurisdiction of: (i) a decree or order for relief in respect of any Bankruptcy Party in an involuntary case or proceeding under any Bankruptcy Law or (ii) a decree or order (A) adjudging any Bankruptcy Party a bankrupt or insolvent, (B) approving as properly filed a petition seeking reorganization, examinership, arrangement, adjustment or composition of, or in respect of, any Bankruptcy Party under any Bankruptcy Law, (C) appointing a Custodian of any

     Bankruptcy Party or of any substantial part of the property of any Bankruptcy Party, or (D) ordering the winding-up or liquidation of the affairs of the Issuers or the Company, and in each case, the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive calendar days; or

          (2) (i) the commencement by any Bankruptcy Party of a voluntary case or proceeding under any Bankruptcy Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, (ii) the consent by any Bankruptcy Party to the entry of a decree or order for relief in respect of any Bankruptcy Party in an involuntary case or proceeding under any Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against any Bankruptcy Party, (iii) the filing by any Bankruptcy Party of a petition or answer or consent seeking reorganization, examinership or relief under any Bankruptcy Law, (iv) the consent by any Bankruptcy Party to the filing of such petition or to the appointment of or taking possession by a Custodian of any Bankruptcy Party or of any substantial part of the property of any Bankruptcy Party, (v) the making by any Bankruptcy Party of an assignment for the benefit of creditors, (vi) the admission by any Bankruptcy Party in writing of its inability to pay its debts generally as they become due, (vii) the approval by stockholders of the Issuers or the Company of any plan or proposal for the liquidation or dissolution of the Issuers or the Company in furtherance of any action referred to in clauses (i) through (vi) above, or (viii) the taking of corporate action by any Bankruptcy Party in furtherance of any action referred to in clauses (i) through (vii) above.

     "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal, state, Irish or other non-U.S. law for the relief of debtors.

     "Bankruptcy Party" means the Company, the Issuers and any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together would constitute a Significant Subsidiary.

     "Board of Directors" means, with respect to any Person, the board of directors, management committee or similar governing body of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City or Dublin, Ireland.

     "Capital Stock" means:

          (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

          (2) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person; and

          (3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above (but excluding any debt securities convertible, exercisable or exchangeable into the same).

     "Capitalization" means, with respect to any Person, combined debt and equity capital or assets.

     "Capitalized Lease Obligations" means, with respect to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations for financial reporting purposes under GAAP. For purposes of this definition, the amount of such obligations at any date will be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Cash Equivalents" means:

          (1) marketable direct obligations issued by, or unconditionally guaranteed by, the government of the United States or any European Union Country or issued by any agency thereof and backed by the full faith and credit of the United States or any European Union Country, in each case maturing within one year from the date of acquisition thereof;

          (2) marketable direct obligations issued by any state of the United States of America or any European Union Country or any political subdivision of any such jurisdiction or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtaining from either S&P or Moody's (or the equivalent rating by a comparable rating agency in any European Union Country);

          (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4) overnight bank deposits, demand deposits, certificates of deposit, time deposits, bankers' acceptances or money market deposits (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized or, as the case may be, incorporated under the laws of the United States of America or any state thereof or the District of Columbia, or any European Union Country, or any U.S. branch of a non-U.S. bank having at the date of acquisition thereof combined capital and surplus of not less than $500 million (or the foreign currency equivalent thereof);

          (5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1), (2) or (4) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6) investments in money market funds which invest substantially all of their assets in securities of the types described in clauses (1) through
     (5) above.

     "Certificated Note" means any Note issued in fully-registered certificated form (other than a Global Note), which shall be substantially in the form of Exhibit A, with appropriate legends as specified in Section 2.7 and Exhibit A.

     "Change of Control" means the occurrence of one or more of the following events:

          (1) the sale, assignment, transfer, lease, conveyance or other disposition of, in a single transaction or in a related series of transactions, all or substantially all the properties and assets of the Company and its Subsidiaries, taken as a whole, to any Person;

          (2) any "person" or "group" (as such terms are defined in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate of more than 40% of the total voting power of the Voting Stock of the Company;

          (3) individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election to such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

          (4) the approval by the holder of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not in compliance with the provisions of this Indenture); or

          (5) the Company consolidates with, or merges with or into, another Person, other than a transaction where the Person or Persons that, immediately prior to such transaction "beneficially owned" the outstanding Voting Stock of the Company are, by virtue of such prior ownership, the "beneficial owners" in the aggregate of a majority of the total voting power of then-outstanding Voting Stock of the surviving or transferee person (or if such surviving or transferee Persons is a direct or indirect wholly-owned subsidiary of another Person, such Person who is the ultimate parent entity), in each case whether or not such transaction is otherwise in compliance with this Indenture.

     "Change of Control Notice" means notice of a Change of Control Offer made pursuant to Section 3.16, which shall govern the terms of the Change of Control Offer and shall state:

          (1) that a Change of Control has occurred, a summary which need not exceed one paragraph of the circumstances or events causing such Change of Control and that a Change of Control Offer is being made pursuant to
     Section 3.16, and that all Notes that are timely tendered will be accepted for payment;

          (2) the Change of Control Payment, and the Change of Control Payment Date;

          (3) that any Notes or portions thereof not tendered or accepted for payment will continue to accrue interest;

          (4) that, unless the Issuers default in the payment of the Change of Control Payment with respect thereto, all Notes or portions thereof accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest from and after the Change of Control Payment Date;

          (5) that any Holder electing to have any Notes or portions thereof purchased pursuant to a Change of Control Offer will be required to tender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

          (6) that any Holder shall be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter, setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing such Holder's election to have such Notes or portions thereof purchased pursuant to the Change of Control Offer;

          (7) that any Holder electing to have Notes purchased pursuant to the Change of Control Offer must specify the principal amount that is being tendered for purchase, which principal amount must be $1,000 or an integral multiple thereof;

          (8) that any Holder of Certificated Notes whose Certificated Notes are being purchased only in part will be issued new Certificated Notes equal in principal amount to the unpurchased portion of the Certificated Note or Notes surrendered, which unpurchased portion will be equal in principal amount to $1,000 or an integral multiple thereof;

          (9) that the Trustee will return to the Holder of a Global Note that is being purchased in part, such Global Note with a notation on Schedule A thereof adjusting the principal amount thereof to be equal to the unpurchased portion of such Global Note; and

          (10) any other information necessary to enable any Holder to tender Notes and to have such Notes purchased pursuant to Section 3.16.

     "Change of Control Offer" has the meaning assigned to it in Section 3.16.

     "Change of Control Payment" has the meaning assigned to it in Section 3.16.

     "Change of Control Payment Date" has the meaning assigned to it in Section 3.16.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities in the United States.

     "Commodity Price Protection Agreement" means, with respect to any Person, any forward contract, futures contract, commodity swap, commodity option or other similar agreement or arrangement (including derivative agreements or arrangements) as to which such Person is a party or a beneficiary relating to, or the value of which is dependent upon or which is designed to protect such Person against, fluctuations in commodity prices.

     "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in and other equivalents (however designated and whether voting or non-voting) of such Person's common equity interests, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common equity interests.

     "Company" means the party named as such in the introductory paragraph to this Indenture and its successors and assigns, including any Surviving Entity that becomes such in accordance with Article IV.

     "Company Merger or Sale Event" has the meaning assigned to it in Section
4.1.

     "Consolidated EBITDA" means, with respect to any Person for any period, Consolidated Net Income for such Person for such period, plus, without duplication, the following, to the extent deducted in calculating such Consolidated Net Income:

          (1) Consolidated Income Tax Expense for such Person for such period; plus

          (2) Consolidated Net Interest Expense for such Person for such period; plus

          (3) Consolidated Non-cash Charges for such Person for such period;
     plus

          (4) any fees, expenses or charges related to any Equity Offering or Incurrence of Indebtedness permitted by this Indenture (whether or not consummated or Incurred).

less, without duplication:

          (a) all non-cash credits and gains increasing Consolidated Net Income for such Person for such period (excluding any such credit or gain which constitutes the reversal of an accrual of, or a reserve for, anticipated cash charges for any future period); and

          (b) all cash payments made by such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.

     "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for income taxes payable by such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Fixed Charge Coverage Ratio" means, with respect to any Person as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA of such Person for the four most recent full consecutive fiscal quarters for which financial statements for such Person are available ending prior to the date of such determination to Consolidated Net Fixed Charges of such Person for such period; provided that, in the case of the Company, for any date of determination occurring before the date on which financial statements of the Company for the two full consecutive fiscal quarters ending on March 31, 2007 are available, the Consolidated Net Fixed Charge Coverage Ratio for such date of determination shall be the ratio of (i) Consolidated EBITDA of the Company for the two most recent full consecutive fiscal quarters for which financial statements are available ending prior to the date of such determination multiplied by two to (ii) Consolidated Net Fixed Charges of the Company multiplied by two. For purposes of this definition, "Consolidated EBITDA" and "Consolidated Net Fixed Charges" will be calculated after giving effect on a pro forma basis, for the period (the "Period") for which the Consolidated Net Fixed Charge Coverage Ratio is being determined to:

          (1) the Incurrence of any Indebtedness of such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company), including the Incurrence of any Indebtedness giving rise to the need to make such determination, occurring during such Period or at any time subsequent to the last day of such Period and on or prior to such date of determination, as if such Incurrence occurred on the first day of such Period;

          (2) the repayment, redemption, repurchase, defeasance or other acquisition, retirement or discharge of any Indebtedness of such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company) that is no longer outstanding on such date of determination, including the repayment, redemption, repurchase, defeasance or other acquisition, retirement or discharge of any Indebtedness occurring in connection with a transaction giving rise to the need to make such determination, occurring during such Period or at any time subsequent to the last day of such Period and on or prior to such date of determination, as if such repayment, redemption, repurchase, defeasance or other acquisition, retirement or discharge occurred on the first day of such Period; and

          (3) any Asset Sale Transaction or Asset Acquisition by such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company), including any Asset Sale Transaction or Asset Acquisition giving rise to the need to make such determination, that occurred during such Period or at any time subsequent to the last day of such Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition occurred on the first day of such Period.

     For purposes of this definition, whenever pro forma effect is to be given to any Asset Sale Transaction, Asset Acquisition or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Net Interest Expense associated with any Indebtedness Incurred or repaid, redeemed, repurchased, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including, without limitation, in respect of anticipated cost savings or synergies relating to any such Asset Sale Transaction, Asset Acquisition or other transaction) will be as determined in good faith by a responsible financial or accounting officer of such Person. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such

Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of such Person or a Subsidiary of such Person (Restricted Subsidiary, in the case of the Company), a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness will be calculated by applying such optional rate as such Person or such Subsidiary (Restricted Subsidiary, in the case of the Company) may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness will be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation will be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

     "Consolidated Net Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

          (1) Consolidated Net Interest Expense for such Person for such period; plus

          (2) the amount of all cash dividends or distributions on any series of Preferred Stock or Disqualified Stock of such Person or any Subsidiary of such Person (Restricted Subsidiary, in the case of the Company) paid during such period, excluding dividends and distributions paid to such Person or another Subsidiary of such Person (Restricted Subsidiary, in the case of the Company).

     "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate net income (or loss) of such specified Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there will be excluded therefrom:

          (1) net after-tax gains or losses realized upon any Asset Sale Transaction or abandonments or reserves relating thereto;

          (2) (a) net after-tax items classified as extraordinary gains or losses, (b) non-cash unusual or nonrecurring gains or losses (including, without limitation, all non-cash restructuring and acquisition integration costs and any non-cash expense or charge related to the repurchase of Capital Stock or warrants or options to purchase Capital Stock) and (c) gains or losses incurred relating to (i) the existing investigation of the Company, commenced in February 2002, by the SEC's Division of Enforcement,
     (ii) the shareholder class action commenced in February 2002 and (iii) restructuring charges relating to the Company's recovery plan completed on February 12, 2004;

          (3) the net income (but not loss) of any Subsidiary of the specified Person (Restricted Subsidiary, in the case of the Company) to the extent that a corresponding amount could not be distributed to the specified Person at the date of determination as a result of any restriction pursuant to such constituent documents of such Subsidiary (Restricted Subsidiary, in the case of the Company) or any law, regulation, agreement or judgment applicable to any such distribution unless such restrictions have been legally waived; provided, however, that for purposes of calculating Consolidated EBITDA, the net income (but not loss) of a Subsidiary Note Guarantor shall not be excluded hereunder to the extent that a corresponding amount could not be distributed to the specified Person at the date of determination as a result of any restriction pursuant to any applicable law, rule or regulation or restrictions permitted by clause (l) of Section 3.12;

          (4) the net income (but not loss) of any Person, other than the specified Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company), except that the specified Person's equity in the net income of such Person for such period will be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the specified Person or a Subsidiary of the specified Person (Restricted Subsidiary, in the case of the Company) as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary (Restricted Subsidiary, in the case of the Company), to the limitations contained in clause (3) above) and excluding any amounts included in the definition of "Investment Return";

          (5) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

          (6) the cumulative effect of changes in accounting principles;

          (7) all deferred financing costs written off and net after-tax gains or losses attributable to early extinguishment of Indebtedness;

          (8) any unrealized gains or losses with respect to Hedging
     Obligations;

          (9) any non-cash compensation charge, including, without limitation, in connection with the grant of stock, stock options or other equity-based awards;

          (10) net after-tax gains or losses from discontinued operations;

          (11) any increase in depreciation or amortization or any non-cash charges (such as purchased in-process research and development or capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with any acquisition that is consummated after the Issue Date;

          (12) for purposes of Section 3.9, the net income (or loss) of any Person acquired in a "pooling of interests" transaction for any period prior to the date of such acquisition; and

          (13) net after-tax non-cash gains or losses due solely to fluctuations of currency values and unrealized gains or losses with respect to Hedging Obligations.

In addition, for purposes of clause (3)(iii) of the first paragraph of Section 3.9, any Investment Return included in such clause will be excluded from Consolidated Net Income.

     "Consolidated Net Interest Expense" means, with respect to any Person for any period, the aggregate of cash and non-cash interest expense of such Person and its Subsidiaries

(Restricted Subsidiaries, in the case of the Company) for such period, net of any interest income of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company), determined on a consolidated basis in accordance with GAAP, excluding, to the extent otherwise included in such interest expense, amortization or write-off of deferred financing costs, but including, without limitation, the following, whether or not constituting interest expense in accordance with GAAP:

          (1) any amortization or accretion of debt discount or any interest paid on Indebtedness of such Person or its Subsidiaries (Restricted Subsidiaries, in the case of the Company) in the form of additional Indebtedness;

          (2) all capitalized interest;

          (3) commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers' acceptances;

          (4) any interest not otherwise included in Consolidated Net Interest Expense for such Person on Indebtedness of another Person (other than a Subsidiary (Restricted Subsidiary in the case of the Company) of such Person) that is Guaranteed by such Person or one of its Subsidiaries (Restricted Subsidiaries, in the case of the Company) or secured by a Lien on the assets of such Person or one of its Subsidiaries (Restricted Subsidiaries, in the case of the Company) whether or not such Guarantee or Lien is called upon; and

          (5) interest expense attributable to Capitalized Lease Obligations.

     Consolidated Net Interest Expense will be determined after giving effect to any net payments made or received by such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) with respect to Interest Rate Agreements.

     "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash charges, expenses or losses of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which constitutes an accrual of, or a reserve for cash charges for, any anticipated future period).

     "Consolidated Total Assets" means the total consolidated assets of the Company and the Restricted Subsidiaries as set forth on the most recent balance sheet of the Company, prepared in accordance with GAAP.

     "Convertible Note Indenture" means the Indenture, dated as of November 10, 2003, by and among Elan Capital Corp. Ltd., as issuer, the Company, as guarantor, and The Bank of New York, as trustee, as may be amended, modified or supplemented from time to time.

     "Convertible Notes" means the 6.50% Convertible Guaranteed Notes due 2008 issued pursuant to the Convertible Note Indenture.

     "Corporate Trust Office" means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at The Bank of New York, 101 Barclay Street - Floor 21 West, New York, New York 10286, Attention: Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

     "Covenant Defeasance" has the meaning assigned to it in Section 8.1(c).

     "Covenant Reinstatement Date" has the meaning assigned to it in Section
3.18.

     "Covenant Reinstatement Period" has the meaning assigned to it in Section 3.18.

     "Currency Agreement" means, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement (including derivative agreements or arrangements) as to which such Person is a party or a beneficiary designed to hedge foreign currency risk of such Person.

     "Custodian" means any receiver, trustee, examiner, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

     "Debt Facility" means one or more debt facilities, commercial paper facilities or indentures, in each case with banks or other institutional lenders or a trustee (which may be outstanding at the same time), providing for revolving credit loans, term loans, letters of credit, receivables financing, commercial paper or any other form of senior debt securities and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, extended, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders or trustee or trustees.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Defaulted Interest" has the meaning assigned to it in Section 1 of the Form of Reverse Side of Note for both Fixed Rate Notes and Floating Rate Notes contained in Exhibit A.

     "Deposit and Custody Agreement" means the deposit and custody agreement, dated as of November 16, 2004, among The Bank of New York, as depositary and custodian, the Company, the Subsidiary Note Guarantors and the Issuers, as may be amended, modified or restated from time to time.

     "Designated Preferred Stock" means Preferred Stock of the Company that is issued for cash (other than to a Subsidiary of the Company) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate, on the issue date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3)(ii) of the first paragraph of Section 3.9.

     "Designation" has the meaning assigned to it in Section 3.11.

     "Disqualified Capital Stock" means, with respect to any Person, that portion of any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or exercisable, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (other than as a result of a change of control or asset sale; provided that the relevant change of control or asset sale provisions, taken as a whole, are no more favorable in any material respect to the holders of such Capital Stock than the change of control and asset sale provisions applicable to the Notes and any purchase requirements triggered thereby may not become operative prior to compliance with the provisions of Section 3.10 or Section 3.16 of this Indenture, as the case may be, including the purchase of the Notes tendered pursuant thereto), in any case, on or prior to the Stated Maturity of the Notes; provided that any Capital Stock of such Person that would otherwise be Disqualified Capital Stock that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Capital Stock that is not Disqualified Capital Stock, and that is not convertible, puttable or exchangeable for Disqualified Capital Stock or Indebtedness, will not be deemed to be Disqualified Capital Stock so long as such Person satisfies its obligations with respect thereto solely by the delivery of Capital Stock that is not Disqualified Capital Stock.

     "DTC" means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depositary institution hereinafter appointed by the Issuers that is a clearing agency registered under the Exchange Act.

     "Elan Note Guarantee" means the guarantee of the Issuers' obligations under the Notes and this Indenture provided by the Company pursuant to this Indenture.

     "EPIL III" means Elan Pharmaceutical Investments III, Ltd., a special purpose corporation incorporated under the laws of Bermuda.

     "EPIL III Notes" means the Series B and Series C Guaranteed Notes due March 15, 2005 outstanding on the Issue Date issued from time to time by EPIL III in the original aggregate principal amount of $390 million and guaranteed by the Company, as may be amended, modified or supplemented from time to time.

     "Equity Offering" means any public offering or private sale of at least $35 million after the issue date of Qualified Capital Stock of the Company, other than public offerings with respect to the Company's Capital Stock registered on Form S-8.

     "European Union Country" means any member of the European Union (other than Greece, Portugal or any country admitted to the European Union on or after January 1, 2004).

     "Event of Default" has the meaning assigned to it in Section 6.1.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "Exchange Notes" means debt securities of the Issuers, guaranteed by the Note Guarantors, substantially identical in all material respects to Notes originally issued pursuant to an exemption from registration under the Securities Act (except that the transfer restrictions pertaining thereto will be modified or eliminated, as appropriate and Holders thereof will not be entitled to additional interest related to such Notes granted pursuant to a Registration Rights Agreement), to be issued pursuant to this Indenture pursuant to a Registered Exchange Offer for a like principal amount of Notes originally issued pursuant to an exemption from registration under the Securities Act, and any replacement Notes issued therefor in accordance with this Indenture.

     "Exchange Offer Registration Statement" shall have the meaning assigned to such term (or any substantially similar term) in the Issue Date Registration Rights Agreement and any other Registration Rights Agreement.

     "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided that the Fair Market Value of any such asset will be determined conclusively by the Board of Directors of the Company acting in good faith.

     "Fixed Rate Notes" means the Issuers' 7 3/4% Senior Fixed Rate Notes due 2011 issued and authenticated pursuant to this Indenture (including without limitation, Additional Notes and Exchange Notes of such series).

     "Floating Rate Notes" means the Issuers' Senior Floating Rate Notes due 2011 issued and authenticated pursuant to this Indenture (including without limitation, Additional Notes and Exchange Notes of such series).

     "Foreign Restricted Subsidiary" means any Restricted Subsidiary incorporated or organized in any jurisdiction outside the United States or Ireland.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

     "Global Note" means any Note issued in certificated bearer form to the Global Note Depositary and Custodian (or its nominee) pursuant to the Deposit and Custody Agreement, which shall be substantially in the form of Exhibit A, with appropriate legends as specified in Section 2.7 and Exhibit A.

     "Global Note Depositary and Custodian" means The Bank of New York, as global note depositary and custodian, pursuant to the Deposit and Custody Agreement and shall also include its successors.

     "Global Receipt" (or such other term with a substantially similar definition) has the meaning provided in the Deposit and Custody Agreement.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person:

          (1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

          (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part, provided that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. "Guarantee" used as a verb has a corresponding meaning.

     "Guaranteed Obligations" has the meaning assigned to it in Section 10.1(a).

     "Hedging Obligations," of any Person, means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Price Protection Agreement.

     "Holder" means the Person in whose name a Note is registered in the Note Register or, with respect to any Global Note, the bearer of such Global Note.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" will have meanings correlative to the preceding); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness will not be deemed an Incurrence of such Indebtedness. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends on Disqualified Capital Stock in the form of additional shares of Disqualified Capital Stock with the same terms and increases in Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) will be deemed Incurred at the time of original issuance of the Indebtedness at the accreted amount thereof.

     "Indebtedness" means, with respect to any Person, without duplication:

          (1) the principal amount (or, if less, the accreted value) of all obligations of such Person for borrowed money;

          (2) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3) all Capitalized Lease Obligations of such Person;

          (4) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

          (5) all letters of credit, banker's acceptances or similar credit transactions, including reimbursement obligations in respect thereof;

          (6) Guarantees of such Person in respect of Indebtedness of any other Person referred to in clauses (1) through (5) above and clauses (8) and (9) below (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

          (7) all Indebtedness of any other Person of the type referred to in clauses (1) through (6) above which is secured by any Lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of (a) the Fair Market Value of such property or asset and (b) the amount of the Indebtedness so secured;

          (8) to the extent not otherwise included in this definition, all obligations under Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at any time); and

          (9) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Capital Stock issued by such Person, but excluding accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Disqualified Capital Stock, or if less (or if such Disqualified Capital Stock has no such fixed price), to the involuntary redemption, repayment or repurchase price calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value will be as conclusively determined in good faith by the Board of Directors of the Company or the Board of Directors of the issuer of such Disqualified Capital Stock, in each case as evidenced by a Board Resolution).

     "Indenture" means this Indenture as amended or supplemented from time to time, including the Exhibits hereto.

     "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.

     "Interest Payment Date" means the stated due date of a regular installment of interest on the Notes as specified in the Form of Face of Note contained in Exhibit A.

     "Interest Rate Agreement" of any Person means any interest rate protection agreement, interest rate swaps, caps, floors or collars, option, future or derivative agreements or arrangements and similar agreements or arrangements and/or other types of hedging agreements as of which such Person is a party or beneficiary designed to hedge interest rate risk of such Person.

     "Investment" means, with respect to any Person, any:

          (1) direct or indirect loan, advance or other extension of credit (other than accounts receivable and trade credit and advances to customers, suppliers, directors, officers or employees in the ordinary course of business, in each case accounted for as current assets by such Person) (including, without limitation, a Guarantee) to any other Person;

          (2) capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person (excluding accounts receivable and trade credit incurred in the ordinary course and accounted for as current assets by such Person which do not constitute equity capital of such Person); or

          (3) purchase or acquisition by such Person for consideration of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person.

     "Invest," "Investing" and "Invested" will have corresponding meanings.

     For purposes of the definition of "Unrestricted Subsidiary" and Section 3.9, the Company will be deemed to have made an "Investment" in an Unrestricted Subsidiary at the time of its Designation in an amount equal to the portion (proportionate to the equity interest of such Person and its Subsidiaries (Restricted Subsidiaries, in the case of the Company) at the time) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time of its Designation. Any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by the Company or any Restricted Subsidiary immediately following such sale or other disposition. The amount of any Investment outstanding at any time will be the original cost of such Investment without giving effect to any subsequent changes in value.

     "Investment Grade" means (1) with respect to S&P, any of the rating categories from and including AAA to and including BBB- and (2) with respect to Moody's, any of the rating categories from and including Aaa to and including Baa3.

     "Investment Return" means, in respect of any Investment (other than a Permitted Investment) that was treated as a Restricted Payment made after the Issue Date by the Company or any Restricted Subsidiary:

          (1) the aggregate amount of cash and the Fair Market Value of property or assets other than cash received by the Company or any of its Restricted Subsidiaries from:

          (a) the sale or other disposition (other than to the Company or any of its Restricted Subsidiaries) of any such Investment and from repurchases and redemptions of such Investment from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of any loan or advance which constitutes such an Investment;

          (b) the sale (other than to the Company or any of its Restricted Subsidiaries) of the Capital Stock of an Unrestricted Subsidiary; and

          (c) a distribution or dividend from an Unrestricted Subsidiary; and

          (2) in the event of the Revocation of the Designation of an Unrestricted Subsidiary, or the merger or consolidation of an Unrestricted Subsidiary with or into, or the transfer or conveyance by an Unrestricted Subsidiary to, or the liquidation of an Unrestricted Subsidiary into, the Company or any of its Restricted Subsidiaries, the Fair Market Value of such Investment in such Unrestricted Subsidiary at the time of Revocation, merger, consolidation or liquidation (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with such Unrestricted Subsidiary subject to such Revocation, merger, consolidation or liquidation or any Indebtedness associated with the assets so transferred or conveyed.

     "Issue Date" means the first date of issuance of Notes under this Indenture.

     "Issue Date Notes" means the $850.0 million aggregate principal amount of Fixed Rate Notes and $300.0 million aggregate principal amount of Floating Rate Notes originally issued on the Issue Date, and any replacement Notes and Exchange Notes issued therefor in accordance with this Indenture.

     "Issue Date Registration Rights Agreement" means the Registration Rights Agreement, dated as of November 16, 2004, between the Issuers, the Note Guarantors and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and J & E Davy, as Initial Purchasers.

     "Issuer Merger or Sale Event" has the meaning assigned to it in Section
4.1.

     "Issuer Order" has the meaning assigned to it in Section 2.2(c).

     "Issuers" means Elan Finance public limited company and Elan Finance Corp.

     "Legal Defeasance" has the meaning assigned to it in Section 8.1(b).

     "Legal Holiday" has the meaning assigned to it in Section 11.7.

     "Lien" means, with respect to any property or asset, any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof) in respect of such asset; provided that the lessee in respect of a Capitalized Lease Obligation will be deemed to have Incurred a Lien on the property leased thereunder.

     "London Banking Day" means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

     "Material Restricted Subsidiary" means all Restricted Subsidiaries of the Company which, in the aggregate, do not constitute "minor subsidiaries" as defined in Rule 3-10(h) of Regulation S-X promulgated pursuant to the Exchange Act as in effect on the Issue Date.

     "Maturity Date" means November 15, 2011.

     "Moody's" means Moody's Investors Service, Inc. or any successor thereto.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, received by the Company or any of the Restricted Subsidiaries from such Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in such Asset Sale), net of:

          (1) direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and the sale or disposition of such non-cash consideration, and any relocation expenses incurred as a result thereof;

          (2) taxes paid or payable in respect of such Asset Sale and the sale or disposition of such non-cash consideration after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

          (3) all payments made, and all payments required to be made, on any Indebtedness secured by a Lien that is required to be repaid in connection with such Asset Sale; and

          (4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, but excluding any reserves with respect to Indebtedness.

     "New Note Guarantor" has the meaning assigned to it on the Form of Supplemental Indenture for Additional Note Guarantee contained in Exhibit E.

     "Note Guarantee" means each of the Elan Note Guarantee and each Subsidiary Note Guarantee.

     "Note Guarantor" means the Company, in respect of the Elan Note Guarantee (for so long as the Company provides the Elan Note Guarantee), and each Subsidiary Note Guarantor (for so long as such Subsidiary Note Guarantor provides a Subsidiary Note Guarantee).

     "Note Register" has the meaning assigned to it in Section 2.3(a).

     "Notes" means any Fixed Rate Notes and Floating Rate Notes issued and authenticated pursuant to this Indenture.

     "Officer" means, with respect to any Person, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of such Person.

     "Officer's Certificate" means a certificate signed by any Officer.

     "Opinion of Counsel" means a written opinion of counsel, who may be an employee of or counsel for the Company.

     "Outstanding" means, as of the date of determination, all Notes theretofor authenticated and delivered under this Indenture, except:

          (i) Notes theretofor cancelled by the Trustee or delivered to the Trustee for cancellation;

          (ii) Notes, or portions thereof, for the payment, redemption or, in the case of an Asset Sale Offer or Change of Control Offer, purchase of which money in the necessary amount has been theretofor deposited with the Trustee or any Paying Agent (other than either Issuer, a Note Guarantor or an Affiliate of the Issuers) in trust or set aside and segregated in trust by the Issuers, Note Guarantor or an Affiliate of the Issuers (if either Issuer, such Note Guarantor or such Affiliate of the Issuers is acting as Paying Agent) for the Holders of such Notes; provided that, if Notes (or portions thereof) are to be redeemed or purchased, notice of such redemption or purchase has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

          (iii) Notes which have been surrendered pursuant to Section 2.10 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Issuers; and

          (iv) solely to the extent provided in Article VIII, Notes which are subject to Legal Defeasance or Covenant Defeasance as provided in Article VIII;

provided, however, that in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Notes owned by the Company, either Issuer, a Note Guarantor or any other obligor upon the Notes or any Affiliate of the Company, either Issuer, a Note Guarantor or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Trust Officer of the Trustee actually knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not either Issuer or any other obligor upon the Notes or any Affiliate of either Issuer or of such other obligor.

     "Pari Passu Indebtedness" means, with respect to the Issuers, the Company or any Subsidiary Note Guarantor, the Notes, the Elan Note Guarantee or the relevant Subsidiary Note Guarantee, as the case may be, and any other Indebtedness of the Issuers, the Company or a Subsidiary Note Guarantor, as the case may be, which ranks equal in right of payment with the Notes, the Elan Note Guarantee or the relevant Subsidiary Note Guarantee, as the case may be.

     "Paying Agent" has the meaning assigned to it in Section 2.3(a).

     "Period" has the meaning assigned to it in the definition of "Consolidated Net Fixed Charge Coverage Ratio."

     "Permitted Business" means the business or businesses conducted by the Company and the Restricted Subsidiaries as of the Issue Date, any business activity that is a reasonable extension, development or expansion thereof and/or any business ancillary or complementary thereto.

     "Permitted Indebtedness" has the meaning assigned to it in Section 3.8(b).

     "Permitted Investments" means:

     (1) Investments by the Company or any Restricted Subsidiary in any Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

     (2) Investments by any Restricted Subsidiary in the Company or any other Restricted Subsidiary;

     (3) Investments by the Company in any Restricted Subsidiary;

     (4) Investments in cash and Cash Equivalents;

     (5) Investments in existence, or made pursuant to legally binding written commitments in existence, on the Issue Date, and any extension, modification or renewal of any Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increase thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investment as in existence on the Issue Date);

     (6) securities or other Investments received as consideration for, or retained in connection with, any Asset Sale made in compliance with Section 3.10 or any other sale or disposition of properties or assets not constituting an Asset Sale;

     (7) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Restricted Subsidiaries, or as a result of foreclosure, perfection or enforcement or any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization (including examinership) of another Person;

     (8) Hedging Obligations Incurred in compliance with clause (b)(4) of
Section 3.8;

     (9) pledges or deposits described in the definition of "Permitted Liens";

     (10) bonds secured by assets leased to and operated by the Company or any of its Restricted Subsidiaries that were issued in connection with the financing of such assets so long as the Company or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, canceling such bonds or terminating the transaction;

     (11) any Investment to the extent made using solely Qualified Capital Stock of the Company as consideration;

     (12) any Investment by the Company or any of its Restricted Subsidiaries in a Permitted Business (other than an Investment in an Unrestricted Subsidiary) including, without limitation, investments in joint ventures that are not Subsidiaries of the Company, in an amount, taken together with all other Investments made pursuant to this clause (12), not to exceed the greater of $200 million and 5% of Consolidated Total Assets (with the amount of each Investment being measured at the time made without giving effect to any subsequent change in value); provided that if any Investment pursuant to this clause (12) is made in any Person that is not a Restricted Subsidiary of the Company at the date of making of such Investment and such Person becomes a Restricted Subsidiary of the Company after the Issue Date, such Investment will thereafter be deemed to have been made pursuant to clause (2) or (3) above, as the case may be, and will cease to have been made pursuant to this clause (12) for so long as such Person continues to be a Restricted Subsidiary;

     (13) Investments consisting of the licensing or contribution of intellectual property pursuant to development, marketing or manufacturing agreements or arrangements or similar agreements or arrangements with other Persons;

     (14) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

     (15) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Capital Stock of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction and any other Investment by the Company or any Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction, in each case as customary in connection therewith; and

     (16) advances to officers, directors and employees for business-related expenses and other similar expenses, in each case in the ordinary course of business.

     "Permitted Liens" means any of the following:

     (1) Liens Incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance and self-insurance arrangements), including any Lien securing letters of credit issued in the ordinary course of business in connection therewith;

     (2) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances or similar credit transactions issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

     (3) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

     (4) Liens securing Hedging Obligations that relate to Indebtedness that is Incurred in accordance with Section 3.8;

     (5) Liens existing on the Issue Date;

     (6) Liens securing Acquired Indebtedness Incurred in accordance with
Section 3.8 (including clause (b)(11) thereof); provided that

     (a) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of, such Acquired Indebtedness by the Company or a Restricted Subsidiary; and

     (b) such Liens do not extend to any property or assets of the Company or any Restricted Subsidiary other than the property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary;

     (7) Liens securing Purchase Money Indebtedness; provided that (a) the Indebtedness will not exceed the cost of such property and is not secured by a Lien on any property or assets other than the property or assets so acquired, constructed or installed and improvements thereon and (b) the Lien securing such Indebtedness shall be created within 180 days after such acquisition, construction or installation or, in the case of any Refinancing of any such Indebtedness, within 180 days after such Refinancing;

     (8) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

     (9) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and the Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

     (10) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

     (11) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

     (12) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and the Restricted Subsidiaries, taken as a whole;

     (13) (i) mortgages, Liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

     (14) Liens arising out of judgments, decrees, orders or awards in respect of which the Company will in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings will not have been finally terminated, or the period within which such appeal or proceedings may be initiated will not have expired;

     (15) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and the Restricted Subsidiary, taken as a whole;

     (16) Liens on Capital Stock or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

     (17) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

     (18) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company of any Restricted Subsidiary, including rights of offset and setoff;

     (19) bankers' liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by the Company or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case will any such Lien secure the repayment of Indebtedness;

     (20) Liens in favor of the Company, the Issuers or any Subsidiary Note Guarantor;

     (21) Liens on accounts payable and related assets of the type specified in the definition of "Qualified Receivables Transaction" incurred in connection with a Qualified Receivables Transaction;

     (22) Liens arising from filing Uniform Commercial Code Financing Statements regarding leases;

     (23) Liens securing (a) at any time other than a Suspension Period, Indebtedness under the Debt Facilities in an aggregate principal amount not to exceed the amount of Indebtedness permitted to be Incurred under clause (b)(2) of Section 3.8 (whether or not such Indebtedness is Incurred under such clause
(b)(2)), or (b) the Notes, the Elan Note Guarantee or the Subsidiary Note Guarantees;

     (24) Liens on property or assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Company or any Restricted Subsidiary (and not in connection therewith or in anticipation thereof);

     (25) Liens on property or assets at the time the Company or any Restricted Subsidiary acquired such property or assets and not incurred in connection therewith or in anticipation thereof; provided that such Liens do not extend to any other property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) of the Company or any Restricted Subsidiary;

     (26) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

     (27) Liens securing Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (5), (6), (7), (24) and (25); provided that such Liens do not extend to any other property or assets of the Company or any Restricted Subsidiary; and

     (28) Liens (other than Liens securing Subordinated Indebtedness) which, when the Indebtedness relating to those Liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by Liens and not listed in clauses (1) through (27) above, do not exceed (i) $25 million or (ii) during a Suspension Period, 15% of Consolidated Total Assets; provided that the aggregate principal amount of Indebtedness secured by Liens outstanding under clause 23(a) of this definition of "Permitted Liens" on the date of the relevant Rating Event shall be deemed to have been Incurred pursuant to this clause (ii) as of the date such Indebtedness was originally Incurred.

     "Person" means an individual, partnership, limited partnership, corporation, company, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends, distributions or redemptions or upon liquidation.

     "Private Placement Legend" has the meaning assigned to it in Section
2.7(b).

     "Purchase Money Indebtedness" means Indebtedness Incurred for the purpose of financing or refinancing all or any part of the purchase price, or other cost of acquisition, construction, installation or improvement, of any property (real or personal) or asset by the Company or any Restricted Subsidiary, and whether acquired through the direct purchase or acquisition of such property or assets or the purchase or acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

     "QIB" means any "qualified institutional buyer" (as defined in Rule 144A).

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible or exchangeable into Disqualified Capital Stock.

     "Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) and (ii) any other Person that is not a Subsidiary of the Company and satisfies the provisions of clauses (a) through
(c) of the definition of "Receivables Subsidiary" (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any of its Subsidiaries in connection such accounts receivable. The grant of a security interest in any accounts receivable of the Company or any Restricted Subsidiaries (other than a Receivables Subsidiary) to secure a Debt Facility will not be deemed a Qualified Receivables Transaction.

     "Rating Agencies" has the meaning assigned to it in Section 3.18.

     "Rating Event" has the meaning assigned to it in Section 3.18.

     "Receivables Repurchase Obligation" means any obligation of a seller of accounts receivables in a Qualified Receivables Transaction to repurchase accounts receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of an account receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

     "Receivables Subsidiary" means a Subsidiary of the Company (or another Person formed for the purpose of engaging in a Qualified Receivables Transaction in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is Guaranteed by the Company or any Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such Person's financial condition or cause such Person to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution of the Board of Directors (which resolution will be conclusive) of the Company giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing conditions.

     "Record Date" has the meaning assigned to it in the Form of Face of Note contained in Exhibit A.

     "Redemption Date" means, with respect to any redemption of Notes, the date fixed for such redemption pursuant to this Indenture and the Notes.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend (including pursuant to any defeasance or discharge mechanism), renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" will have correlative meanings.

     "Refinanced Indebtedness" has the meaning assigned to it in the definition of "Refinancing Indebtedness."

     "Refinancing Indebtedness" means any Indebtedness of the Company or any Restricted Subsidiary issued to Refinance, within 90 days after the Incurrence of such Indebtedness, any other Indebtedness of the Company or any of its Subsidiaries (the "Refinanced Indebtedness"); provided that:

          (1) the principal amount (or accreted value, in the case of Indebtedness issued at a discount) of the Refinanced Indebtedness does not exceed the principal amount (or accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any premium paid to holders of the Refinanced Indebtedness and reasonable expenses (including underwriting discounts) incurred in connection with the Incurrence of the Refinanced Indebtedness;

          (2) the obligor of Refinancing Indebtedness does not include any Person (other than the Company, the Issuers or any Subsidiary Note Guarantor) that is not an obligor of the Refinanced Indebtedness;

          (3) if the Refinanced Indebtedness was subordinated in right of payment to the Notes, the Elan Note Guarantee or any Subsidiary Note Guarantee, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinated in right of payment to the Note, the Elan Note Guarantee or such Subsidiary Note Guarantee, as the case may be, at least to the same extent as the Refinanced Indebtedness;

          (4) the Refinancing Indebtedness has a Stated Maturity either (a) no earlier than the Refinanced Indebtedness or (b) after the Stated Maturity of the Refinanced Indebtedness; and

          (5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the Stated Maturity of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness that is scheduled to mature prior to the Stated Maturity of the Notes.

     "Registered Exchange Offer" means an exchange offer by the Issuers registered under the Securities Act pursuant to which Notes originally issued pursuant to an exemption from registration under the Securities Act are exchanged for Notes of like principal amount not bearing the Private Placement Legend.

     "Registrar" has the meaning assigned to it in Section 2.3(a).

     "Registration Rights Agreement" means any registration rights agreement between the Issuers, the Note Guarantors and one or more investment banks acting as initial purchasers in connection with any issuance of Notes under this Indenture, including the Issue Date Registration Rights Agreement.

     "Registration Statement" means an effective Exchange Offer Registration Statement or Shelf Registration Statement.

     "Regulation S" means Regulation S under the Securities Act or any successor regulation.

     "Regulation S Global Note" has the meaning assigned to it in Section
2.1(e).

     "Resale Restriction Termination Date" means for any Restricted Note (or beneficial interest therein) that is (a) not a Regulation S Global Note, with respect to a Holder of a Note eligible to transfer such Note pursuant to Rule 144(k), two years (or such other period specified in Rule 144(k)) from the issue date thereof or, if any Additional Notes that are Restricted Notes have been issued before the Resale Restriction Termination Date for any Restricted Notes, from the latest such original issue date of such Additional Notes, and (b) a Regulation S Global Note, the date on which the 40-day Period therefor is terminated.

     "Restricted Note" means any Issue Date Note (or beneficial interest therein) or any Additional Note (or beneficial interest therein) not originally issued and sold pursuant to an effective registration statement under the Securities Act until such time as:

     (i) such Issue Date Note (or beneficial interest therein) or Additional Note (or beneficial interest therein) has been exchanged for a corresponding Exchange Note pursuant to an Exchange Offer Registration Statement or transferred pursuant to a Shelf Registration Statement;

     (ii) the Resale Restriction Termination Date therefor has passed; or

     (iii) the Private Placement Legend therefor has otherwise been removed pursuant to Section 2.8 or, in the case of a beneficial interest in a Global Note, such beneficial interest has been exchanged for an interest in a Global Note not bearing a Private Placement Legend.

     "Restricted Payment" has the meaning assigned to it in Section 3.9.

     "Restricted Subsidiary" means any Subsidiary of the Company which at the time of determination is not an Unrestricted Subsidiary.

     "Revocation" has the meaning assigned to it in Section 3.11.

     "Rule 144" means Rule 144 under the Securities Act (or any successor rule).

     "Rule 144A" means Rule 144A under the Securities Act (or any successor rule).

     "Rule 144A Global Note" has the meaning assigned to it in Section 2.1(d).

     "S&P" means Standard & Poor's Ratings Group or any successor thereto.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such property.

     "Securities Act" means the Securities Act of 1933, as amended.

     "series," as used with respect to Notes, shall mean Notes of the series designated Fixed Rate Notes or Floating Rate Notes, as applicable.

     "Shelf Registration Statement" shall have the meaning assigned to such term or a term substantially similar thereto in the Issue Date Registration Rights Agreement and any other Registration Rights Agreement.

     "Significant Subsidiary" means any Restricted Subsidiary (other than the Issuers) that would be a "significant subsidiary" as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date.

     "Six-Month LIBOR" shall be calculated as set forth in the "Interest" section of the Form of Reverse Side of Note for Floating Rate Notes contained in Exhibit A.

     "Special Record Date" has the meaning assigned to it in Section 2.13(a).

     "Standard Securitization Undertakings" means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any of its Subsidiaries, which the Company has determined in good faith to be customary in a Qualified Receivables Transaction including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Indebtedness" means, with respect to the Issuers, the Company or any Subsidiary Note Guarantor, any Indebtedness which is expressly subordinated in right of payment to the Notes, the Elan Note Guarantee or the relevant Subsidiary Note Guarantee, as the case may be.

     "Subsidiary" means, with respect to any Person, any other Person of which such Person owns, directly or indirectly, more than 50% of the voting power of the other Person's outstanding Voting Stock.

     "Subsidiary Note Guarantee" means any guarantee of the Issuers' obligations under the Notes and this Indenture provided by a Restricted Subsidiary pursuant to this Indenture until such time as such guarantee is released in accordance with this Indenture.

     "Subsidiary Note Guarantor" means any Restricted Subsidiary that provides a Subsidiary Note Guarantee pursuant to this Indenture until such time as its Subsidiary Note Guarantee is released in accordance with this Indenture.

     "Successor Date" has the meaning assigned to it in Section 5 of the Form of Reverse Side of Note contained in Exhibit A.

     "Successor Person" has the meaning assigned to it in Section 3.17.

     "Supplemental Indenture" means a supplemental indenture to this Indenture substantially in the form of the Form of Supplemental Indenture for Additional Note Guarantee contained in Exhibit E.

     "Surviving Entity" has the meaning assigned to it in Section 4.1.

     "Suspended Covenants" has the meaning assigned to it in Section 3.18.

     "Suspension Period" means any period during which the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants pursuant to
Section 3.18.

     "Taxes" has the meaning assigned to it in Section 3.17.

     "Taxing Jurisdiction" has the meaning assigned to it in Section 3.17.

     "Three-Month LIBOR" shall be calculated as set forth in the "Interest" section of the Form of Reverse Side of Note for Floating Rate Notes contained in Exhibit A.

     "TIA" or "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C. Section 77aaa-77bbbb), as in effect on the date of this Indenture (except as otherwise provided in this Indenture).

     "Treasury Rate" has the meaning assigned to it in Section 5 of the Form of Reverse Side of Note with respect to the Fixed Rate Notes contained in Exhibit A.

     "Trust Officer" means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

     "Trustee" means the party named as such in the introductory paragraph of this Indenture until a successor replaces it in accordance with the terms of this Indenture and, thereafter, means the successor.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company Designated as such pursuant to Section 3.11 and (ii) any Subsidiary of an Unrestricted Subsidiary.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "U.S. Legal Tender" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

     "Voting Stock" means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years (calculated to the nearest one-twelfth) obtained by dividing:

          (1) the then-outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness into

          (2) the sum of the products obtained by multiplying:

     (a) the amount of each then-remaining installment, sinking fund, serial maturity or other required payment of principal or liquidation preference, as the case may be, including payment at final maturity, in respect thereof, by

     (b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     Section 1.2. Incorporation by Reference of Trust Indenture Act. If any provision of this Indenture limits, qualifies or conflicts with the duties that would be imposed by any of Sections 310 to 317 of the TIA through operation of
Section 318(c) thereof on any person if this Indenture were qualified under the TIA, such imposed duties shall control.

     "obligor" on the indenture securities means the Issuers and any other obligor on the indenture securities.

     All other TIA terms used in this Indenture that are defined by the TIA, defined in the TIA by reference to another statute or defined by Rules or Regulations of the Commission have the meanings assigned to them by such definitions.

     Section 1.3. Rules of Construction. Unless the context otherwise requires:

          (1) a term has the meaning assigned to it;

          (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

          (3) "or" is not exclusive;

          (4) "including" means including without limitation;

          (5) words in the singular include the plural and words in the plural include the singular;

          (6) references to the payment of principal of the Notes shall include applicable premium, if any; and

          (7) references to payments on the Notes shall include Additional Amounts and additional interest payable under a Registration Rights Agreement, if any.

                                   Article II

                                    THE NOTES

     Section 2.1. Form and Dating.

     (a) The Issue Date Notes are being originally offered and sold by the Issuers pursuant to a Purchase Agreement, dated as of November 10, 2004, between the Issuers, the Note Guarantors party hereto and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and J & E Davy. The Notes of each series will initially be issued as one or more permanent Global Notes in bearer form without coupons, and each such Global Note shall constitute a single Note for all purposes under this Indenture. Certificated Notes, if issued pursuant to the terms hereof, will be issued in fully registered certificated form without coupons. Notes may only be issued in global bearer form or in definitive fully registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. The Notes and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A.

     (b) The terms and provisions of the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Issuers, the Note Guarantors and the Trustee, by their execution and delivery of this Indenture expressly agree to such terms and provisions and to be bound thereby. Except as otherwise expressly permitted in this Indenture, all Notes of each series (including Exchange Notes and Additional Notes of such series) shall be identical in all respects. Notwithstanding any differences among them, all Notes of each series issued under this Indenture shall vote and consent together with the other Notes of such series, but not with the Notes of another series, on all matters as one class and are otherwise treated as a single issue of securities.

     (c) The Notes may have notations, legends or endorsements as specified in
Section 2.7 or as otherwise required by law, stock exchange rule or DTC rule or usage. The Issuers and the Trustee shall approve the form of the Notes and any notation, legend or endorsement on them. Each Note shall be dated the date of its authentication.

     (d) Notes of each series originally offered and sold to QIBs in reliance on Rule 144A will be issued in the form of one or more permanent Global Notes (each, a "Rule 144A Global Note").

     (e) Notes of each series originally offered and sold outside the United States of America will be issued in the form of one or more permanent Global Notes (each, a "Regulation S Global Note").

     Section 2.2. Execution and Authentication.

     (a) With respect to each Issuer, the Notes shall be signed by manual or facsimile signature by either (a) two Officers, both of whom shall be the Chief Executive Officer, the President, the Treasurer or a Vice President of such Issuer or (b) a Chief Executive Officer, the President, the Treasurer or a Vice President of such Issuer and, with respect to such signature set forth in clause
(b), such signature shall be attested by its Secretary or one of its Assistant Secretaries for the respective Issuer, as the case may be, by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

     (b) A Note shall not be valid until an authorized signatory of the Trustee manually authenticates the Note. The signature of the Trustee on a Note shall be conclusive evidence that such Note has been duly and validly authenticated and issued under this Indenture.

     (c) At any time and from time to time after the execution and delivery of this Indenture, the Trustee shall authenticate and make available for delivery Notes upon a written order of the Issuers signed by an Officer of each of the Issuers (the "Issuer Order"). An Issuer Order shall specify the amount of the Notes of each series to be authenticated and the date on which the original issue of Notes is to be authenticated.

     (d) The Trustee may appoint an agent (the "Authenticating Agent") reasonably acceptable to the Issuers to authenticate the Notes. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by the Authenticating Agent.

     (e) In case a Surviving Entity has executed an indenture supplemental hereto with the Trustee pursuant to Article IV, any of the Notes authenticated or delivered prior to such transaction may, from time to time, at the request of the Surviving Entity, be exchanged for other Notes executed in the name of the Surviving Entity with such changes in phraseology and form as may be appropriate, but otherwise identical to the Notes surrendered for such exchange and of like principal amount; and the Trustee, upon Issuer Order of the Surviving Entity, shall authenticate and deliver Notes as specified in such order for the purpose of such exchange. If Notes shall at any time be authenticated and delivered in any new name of a Surviving Entity pursuant to this Section 2.2 in exchange or substitution for or upon registration of transfer of any Notes, such Surviving Entity, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time Outstanding for Notes authenticated and delivered in such new name.

     Section 2.3. Registrar and Paying Agent.

     (a) The Issuers shall maintain an office or agency in the City of New York where Certificated Notes may be presented or surrendered for registration of transfer or for exchange (the "Registrar"), and an office or agency in the City of New York (which may be the same office or agency) where Notes may be presented for payment (the "Paying Agent") and for the service of notices and demands to or upon the Issuers in respect of the Notes and this Indenture. The Registrar shall keep a register of the Certificated Notes and of their transfer and exchange (the "Note Register"). The Issuers may have one or more co-Registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent.

     (b) The Issuers shall enter into an appropriate agency agreement or agreements with any Registrar, Paying Agent or co-Registrar not a party to this Indenture, which shall incorporate the terms of the TIA. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuers shall notify the Trustee of the name and address of each such agent. If the Issuers fail to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to
Section 7.7. Either Issuer or any Note Guarantor may act as Paying Agent, Registrar, co-Registrar or transfer agent.

     (c) The Issuers initially appoint the Trustee at its Corporate Trust Office as Registrar, Paying Agent and agent for service of demands and notices in connection with the Notes and this Indenture, until such time as another Person is appointed as such.

     Section 2.4. Paying Agent to Hold Money in Trust. The Issuers shall require each Paying Agent (other than the Trustee) to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of or interest on the Notes and shall notify the Trustee in writing of any Default by the Issuers or any Note Guarantor in making any such payment. If either Issuer or an Affiliate of the Company or either Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Issuers at any time may require a Paying Agent (other than the Trustee) to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent. Upon complying with this Section 2.4, the Paying Agent (if other than either Issuer or a Note Guarantor) shall have no further liability for the money delivered to the Trustee. Upon any proceeding under any Bankruptcy Law with respect to either Issuer, a Note Guarantor or any of their Affiliates, if either Issuer, a Note Guarantor or such Affiliate is then acting as Paying Agent, the Trustee shall replace such Issuer, such Note Guarantor or such Affiliate as Paying Agent.

     Section 2.5. Holder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, or to the extent otherwise required under the TIA, the Issuers shall furnish to the Trustee, in writing at least three Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Holders.

     Section 2.6. Global Note Provisions.

          (a) Each Global Note initially shall: (i) be in bearer form, (ii) be delivered to the Global Note Depositary and Custodian, and (iii) bear the appropriate legend, as set forth in Section 2.7 and Exhibit A. Any Global Note may be represented by one or more certificates. The aggregate principal amount of each Global Note may from time to time be increased or decreased by adjustments made on the records of the Global Note Depositary and Custodian, as provided in this Indenture. Transfers of any Global Note shall be limited to transfers of such Global Note in whole, but not in part. The Issuers and the Global Note Depositary and Custodian have agreed that Global Notes shall only be delivered as permitted under the Deposit and Custody Agreement. Transfer of a Global Note shall be by delivery.

          (b) Members of, or participants in, DTC ("Agent Members") shall have no rights under this Indenture with respect to any Global Note held by the Global Note Depositary and Custodian, and the Global Note Depositary and Custodian may be treated by the Issuers, the Trustee and the Paying Agent and any of their agents as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuers, the Trustee, the Paying Agent or the Registrar or any of their agents from giving effect to any written certification, proxy or other authorization furnished by the Global Note Depositary and Custodian or impair, as between DTC and its Agent Members, subject to the provisions of the Deposit and Custody Agreement and the Global Receipts, the operation of customary practices of DTC governing the exercise of the rights of an owner of a beneficial interest in any Global Note. Subject to the provisions of the Deposit and Custody Agreement and the Global Receipts, the Holder of a Global Note may grant proxies and otherwise authorize any person, including DTC or its nominee, Agent Members and persons that may hold interests through Agent Members, to take any action that a Holder is entitled to take under this Indenture or the Notes.

          (c) Except as provided below, owners of beneficial interests in Global Notes will not be entitled to receive Certificated Notes. Certificated Notes of the relevant series shall be issued to all owners of beneficial interests in a Global Note in exchange for such Global Note if:

          (i) DTC notifies the Issuers or the Global Note Depositary and Custodian that it is unwilling or unable to continue as depositary for the Global Receipt in respect of such Global Note, and a successor depositary is not appointed by the Issuers within 90 days of such notice or DTC ceases to be a clearing agency registered under the Exchange Act, at a time when DTC is required to be so registered in order to act as depositary,

          (ii) an Event of Default has occurred and is continuing with respect to the Notes of the relevant series and the Registrar has received a request from the owner of a Global Receipt, or

          (iii) the Global Note Depositary and Custodian notifies the Issuers that it is unwilling or unable to continue as Global Note Depositary and Custodian and the Issuers fail to appoint a successor Global Note Depositary and Custodian within the time period specified in the Deposit and Custody Agreement and to the extent then required by the rules and procedures of DTC, DTC has received a request from an Agent Member that any of the Notes represented by such Global Receipts be exchanged for Certificated Notes.

In the event that the Issuers issue Certificated Notes pursuant to clause (ii) above, the Issuers will provide such Certificated Notes to each owner of a Global Receipt in respect of the Global Notes. In such case, the Issuers will provide such Certificated Notes free of charge.

     In connection with the exchange of an entire Global Note for Certificated Notes pursuant to this paragraph (c), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Issuers shall execute, and upon Issuer Order the Trustee shall authenticate and deliver either (i) two or more Certificated Notes to be deposited with DTC in exchange for the Global Receipt held by DTC representing such Global Note, whereupon all outstanding Book-Entry Interests relating to such Global Receipt will represent interests in such Certificated Notes or (ii) an equal aggregate principal amount of Certificated Notes, of authorized denominations in such names of beneficial owners and denominations as specified by DTC, in exchange for and cancellation of the Global Receipt held by DTC representing such Global Note, to each beneficial owner identified by DTC in exchange for its beneficial interest in the Global Receipt representing such Global Note, an equal aggregate principal amount of Certificated Notes of authorized denominations.

     Section 2.7. Legends.

     (a) Each Global Note shall bear the legend specified therefor in Exhibit A on the face thereof.

     (b) Each Restricted Note shall bear the private placement legend specified therefor in Exhibit A on the face thereof (the "Private Placement Legend").

     Section 2.8. Transfer and Exchange.

     (a) (i) Transfers of interests from one Global Note to another Global Note shall be effected by an increase or a reduction in the aggregate principal amount of Notes represented by the first Global Note and the corresponding reduction or increase in the aggregate principal amount of Notes represented by the other Global Note. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a beneficial interest in another Global Note will, upon transfer, cease to be a beneficial interest in such Global Note and become a beneficial interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures or conditions applicable to beneficial interests in such other Global Note for as long as it remains such a beneficial interest.

     (ii) Whenever all of a Global Note is exchanged for one or more Certificated Notes, it shall be surrendered by the Holder thereof to the Trustee for cancellation. Whenever a part of a Global Note is exchanged for one or more Certificated Notes, such Global Note shall be surrendered by the Holder thereof to the Trustee, who shall cause an adjustment to be made to Schedule A of such Global Note such that the principal amount of such Global Note will be reduced by the portion of such Global Note so exchanged for Certificated Notes. Whenever a part of one Global Note is exchanged for another Global Note, such Global Notes shall be surrendered by the Holders thereof to the Trustee, who shall cause an adjustment to be made to the Schedule A of each such Global Note to reflect such exchange.

     (b) The following provisions shall apply with respect to any proposed transfer of an interest in a Rule 144A Global Note that is a Restricted Note:

          (i) If (1) the Holder of a Rule 144A Global Note wishes to transfer an interest in such Note in whole or in part to the Holder of the Regulation S Global Note (at the request of a person holding a beneficial interest in such Rule 144A Global Note or otherwise), then, (x) upon receipt by the Trustee of:

          (i) instructions from the Holders of the Rule 144A Global Note and the Regulation S Global Note directing the Trustee to credit or cause to be credited an interest in the Regulation S Global Note equal to the principal amount of the interest in the Rule 144A Global Note to be transferred, and

          (ii) a certificate substantially in the form of Exhibit C duly executed by the transferor reasonably satisfactory to the Trustee,

and (y) subject to the rules and procedures of DTC, the Trustee shall cause any adjustment to be made to Schedule A of such Global Notes to increase the Regulation S Global Note and decrease the Rule 144A Global Note by such amount in accordance with the foregoing and direct the Global Note Depositary and Custodian to make corresponding adjustments in its book-entry system in respect of the Global Receipts relating to such Global Notes.

     (c) The following provisions shall apply with respect to any proposed transfer of an interest in a Regulation S Global Note prior to the expiration of the 40-day Period therefor: If the Holder of a Regulation S Global Note wishes to transfer an interest in such Note in whole or in part to the Holder of the Rule 144A Global Note (at the request of a person holding a beneficial interest in such Regulation S Global Note or otherwise), then,

          (x) upon receipt by the Trustee of:

          (i) instructions from the Holders of the Regulation S Global Note and the Rule 144A Global Note directing the Trustee to credit or cause to be credited an interest in the Rule 144A Global Note equal to the principal amount of the interest in the Regulation S Global Note to be transferred, and

          (ii) a certificate substantially in the form of Exhibit B duly executed by the transferor reasonably satisfactory to the Trustee, and

          (y) subject to the rules and procedures of DTC, the Trustee shall cause any adjustment made to Schedule A of such Global Note to increase the Rule 144A Global Note and decrease the Regulation S Global Note by such amount in accordance with the foregoing and direct the Global Note Depositary and Custodian to make corresponding adjustments in its book-entry system in respect of the Global Receipts relating to such Global Notes.

     (d) Other Transfers. Any transfer of Restricted Notes not described above (other than a transfer of a beneficial interest in a Global Note that does not involve an exchange of such interest for a Certificated Note or a beneficial interest in another Global Note, which must be effected in accordance with applicable law and the rules and procedures of DTC, but is not subject to any procedure required by this Indenture) shall be made only upon receipt by the Registrar, with respect to Certificated Notes, or the Trustee, with respect to interests in the Global Notes, of such opinions of counsel, certificates and/or other information reasonably required by and satisfactory to it in order to ensure compliance with the Securities Act or in accordance with Section 2.8(e).

     (e) Use and Removal of Private Placement Legends. Upon the transfer, exchange or replacement of Notes (or beneficial interests in a Global Note) not bearing (or not required to bear upon such transfer, exchange or replacement) a Private Placement Legend, the Global Note Depositary and Custodian and Registrar, with respect to Certificated Notes, or the Trustee, with respect to interests in the Global Notes, shall exchange such Notes (or beneficial interests) for beneficial interests in a Global Note (or Certificated Notes if they have been issued pursuant to Section 2.6(c)) that does not bear a Private Placement Legend. Upon the transfer, exchange or replacement of Notes (or beneficial interests in a Global Note) bearing a Private Placement Legend, the Global Note Depositary and Custodian and Registrar, with respect to Certificated Notes, or the Trustee, with respect to interests in the Global Notes, shall deliver only Notes (or beneficial interests in a Global Note) that bear a Private Placement Legend unless:

               (i) such Notes (or beneficial interests) are exchanged in a Registered Exchange Offer;

               (ii) such Notes (or beneficial interests) are transferred pursuant to a Shelf Registration Statement;

               (iii) such Notes (or beneficial interests) are transferred pursuant to Rule 144 upon delivery to the Registrar, with respect to Certificated Notes, or the Trustee, with respect to interests in the Global Notes, of a certificate of the transferor in the form of Exhibit D and an Opinion of Counsel reasonably satisfactory to the Registrar or the Trustee, as the case may be;

               (iv) such Notes (or beneficial interests) are transferred, replaced or exchanged after the Resale Restriction Termination Date therefor; or

               (v) in connection with such transfer, exchange or replacement the Registrar, with respect to Certificated Notes, or the Trustee, with respect to interests in the Global Notes, shall have received an Opinion of Counsel and other evidence reasonably satisfactory to it to the effect that neither such Private Placement Legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

The Private Placement Legend on any Note shall be removed at the request of the Holder on or after the Resale Restriction Termination Date therefor. The Holder of a Global Note may exchange an interest therein for an equivalent interest in a Global Note not bearing a Private Placement Legend (other than a Regulation S Global Note) upon transfer of such interest pursuant to this Section 2.8(e). The Issuers shall deliver to the Trustee an Officer's Certificate promptly upon effectiveness, withdrawal or suspension of any Registration Statement.

     (f) Consolidation of Global Notes and Exchange of Certificated Notes for Beneficial Interests in Global Notes.

               (i) If a Global Note for a series not bearing a Private Placement Legend (other than a Regulation S Global Note) is Outstanding at the time of a Registered

          Exchange Offer for Notes of such series, any interests in a Global Note exchanged in such Registered Exchange Offer shall be exchanged for interests in such Outstanding Global Note.

               (ii) Nothing in this Indenture shall provide for the consolidation of any Notes with any other Notes to the extent that they constitute, as determined pursuant to an Opinion of Counsel, different classes of securities for U.S. federal income tax purposes.

     (g) Retention of Documents. The Registrar and the Trustee shall retain copies of all letters, notices and other written communications received pursuant to this Article II. The Issuers shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar or the Trustee, as the case may be.

     (h) Execution, Authentication of Notes, etc.

               (i) Subject to the other provisions of this Section 2.8, when Certificated Notes are presented to the Registrar or a co-Registrar with a request to register the transfer of such Certificated Notes or to exchange such Notes for an equal principal amount of Notes of other authorized denominations, or when Global Notes are presented to the Trustee with a request to transfer beneficial interests from one Global Note to another Global Note or to exchange such Global Notes for an equal principal amount of Certificated Notes of authorized denominations, the Registrar or co-Registrar or the Trustee, as the case may be, shall effect the transfer or make the exchange as requested if its requirements for such transaction are met; provided that any Notes presented or surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Registrar or co-Registrar or the Trustee, as the case may be, duly executed by the Holder thereof or his attorney duly authorized in writing. To permit such transfers and exchanges and subject to the other terms and conditions of this Article II, the Issuers will execute and upon Issuer Order the Trustee will authenticate Certificated Notes at the Registrar's or co-Registrar's request, and will itself authenticate Global Notes as required. In accordance with any Issue Date Registration Rights Agreement, the Issuers will execute, and upon Issuer Order the Trustee will authenticate, Exchange Notes in exchange for Issue Date Notes.

               (ii) No service charge shall be made to a Holder for any registration of transfer or other transfer or exchange, but the Issuers may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charges payable upon exchange or transfer pursuant to a Registered Exchange Offer or to Section 3.10, Section 3.16, Section
          5.1 or Section 9.5).

               (iii) The Registrar or co-Registrar shall not be required to register the transfer of or exchange of any Certificated Note for a period beginning: (1) 15 days before the mailing of a notice of an offer to repurchase or redeem Notes and ending at the close of business on the day of such mailing or (2) 15 days before an Interest Payment Date and ending on such Interest Payment Date.

               (iv) Prior to the due presentation for registration of transfer of any Certificated Note, the Issuers, the Trustee, the Paying Agent, the Registrar or any co-Registrar may deem and treat the person in whose name a Certificated Note is registered as the absolute owner of such Certificated Note for the purpose of receiving payment of principal of and interest on such Certificated Note and for all other purposes whatsoever, whether or not such Certificated Note is overdue, and none of the Issuers, the Trustee, the Paying Agent, the Registrar or any co-Registrar shall be affected by notice to the contrary. The Issuers, the Trustee and the Paying Agent shall treat the Holder of a Global Note as the absolute owner of such Global Note for the purpose of receiving payment of and interest on such Global Note and for all other purposes whatsoever, whether or not such Global Note is overdue, and none of the Issuers, the Trustee or the Paying Agent shall be affected by notice to the contrary.

               (v) All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

     Section 2.9. No Obligation of the Trustee.

     (a) The Trustee shall have no responsibility or obligation to any beneficial owner of an interest in a Global Note, a member of, or a participant in, DTC or other Person with respect to the accuracy of the records of the Global Note Depositary and Custodian, DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or the Global Receipts or with respect to the delivery to DTC, any participant, member, beneficial owner or other Person (other than the Global Note Depositary and Custodian) of any notice (including any notice of redemption) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to or upon the order of the Holders thereof, which shall be the Global Note Depositary and Custodian in the case of a Global Note and the registered Holder of such Notes in the case of Certificated Notes). The rights of beneficial owners in any Global Note shall be exercised only through the Global Note Depositary and Custodian, and, with respect to rights of such beneficial owners in any Global Receipt representing such Global Note, only through DTC subject to the applicable rules and procedures of DTC. The Trustee may rely and shall be fully protected in relying upon information furnished by the Global Note Depositary and Custodian, including information furnished through it by DTC with respect to its members, participants and any beneficial owners.

     (b) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among the Global Note Depositary and Custodian, DTC, DTC participants, members or beneficial owners in any Global Note or Global Receipt) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

     Section 2.10. Mutilated, Destroyed, Lost or Stolen Note.

     (a) If a mutilated Certificated Note is surrendered to the Registrar or if a mutilated Global Note is surrendered to the Trustee, or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuers shall execute and upon Issuer Order the Trustee shall authenticate a replacement Note if the requirements of Section 8-405 of the New York Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Issuers, such Holder shall furnish an affidavit of loss and indemnity bond sufficient in the judgment of the Issuers and the Trustee to protect the Issuers, the Trustee, the Paying Agent, the Registrar and any co-Registrar from any loss that any of them may suffer if a Note is replaced, and, in the absence of notice to the Issuers or the Trustee that such Note has been acquired by a protected purchaser, the Issuers shall execute and upon Issuer Order the Trustee shall authenticate and make available for delivery, in exchange for any such mutilated Note or in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount, bearing a number not contemporaneously Outstanding.

     (b) Upon the issuance of any new Note under this Section 2.10, the Issuers may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) in connection therewith.

     (c) Every new Note issued pursuant to this Section 2.10 in exchange for any mutilated Note, or in lieu of any destroyed, lost or stolen Note, shall constitute a contractual obligation of the Issuers, any Note Guarantor and any other obligor upon the Notes, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

     Section 2.11. Temporary Note. Until definitive Notes are ready for delivery, the Issuers may execute and upon Issuer Order the Trustee will authenticate temporary Notes. Temporary Notes will be substantially in the form of definitive Notes but may have variations that the Issuers consider appropriate for temporary Notes. Without unreasonable delay, the Issuers will prepare and execute and upon Issuer Order the Trustee will authenticate definitive Notes. After the preparation of definitive Notes, the temporary Notes will be exchangeable for definitive Notes upon surrender of the temporary Notes at any office or agency maintained by the Issuers for that purpose and such exchange shall be without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Issuers will execute and upon Issuer Order the Trustee will authenticate and make available for delivery in exchange therefor one or more definitive Notes representing an equal principal amount of Notes. Until so exchanged, the Holder of temporary Notes shall in all respects be entitled to the same benefits under this Indenture as a Holder of definitive Notes.

     Section 2.12. Cancellation. The Issuers at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Certificated Notes surrendered to them for transfer, exchange or payment. The Trustee and no one else shall cancel and dispose of cancelled Notes in accordance with its policy of disposal or return to the Issuers all Notes surrendered for transfer, exchange, payment or cancellation. The Issuers may not issue new Notes to replace Notes they have paid or delivered to the Trustee for cancellation for any reason other than in connection with a transfer or exchange upon Issuer Order.

     Section 2.13. Defaulted Interest. When any installment of interest on Notes of a series becomes Defaulted Interest, such installment shall forthwith cease to be payable to the Holders in whose names the Certificated Notes of such series were registered on the Record Date applicable to such installment of interest. Defaulted Interest (including any interest on such Defaulted Interest) may be paid by the Issuers, at their election, as provided in Section 2.13(a) or
(b).

     (a) The Issuers may elect to make payment of any Defaulted Interest (including any interest on such Defaulted Interest) to the persons who are Holders in whose names the relevant Certificated Notes are registered at the close of business on a special record date for the payment of such Defaulted Interest (a "Special Record Date"), which shall be fixed in the manner described below, and to the persons who are Holders of the Global Notes on the date of such proposed payment. The Issuers shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid and the date of the proposed payment, and at the same time the Issuers shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Holders entitled to such Defaulted Interest as provided in this Section 2.13(a). Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest, which shall be not more than 15 calendar days and not less than ten calendar days prior to the date of the proposed payment and not less than ten calendar days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuers of such Special Record Date and, in the name and at the expense of the Issuers, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be sent, first-class mail, postage prepaid, to each Holder, not less than ten calendar days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Holders in whose names the Certificated Notes are registered at the close of business on such Special Record Date, and to the Holders of the Global Notes on the date of the proposed payment, and shall no longer be payable pursuant to Section 2.13(b).

     (b) Alternatively, the Issuers may make payment of any Defaulted Interest (including any interest on such Defaulted Interest) in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuers to the Trustee of the proposed payment pursuant to this Section 2.13(b), such manner of payment shall be deemed practicable by the Trustee.

     Section 2.14. Additional Notes. The Issuers may, from time to time, subject to the provisions of Section 3.8, without the consent of the Holders, create and issue pursuant to this Indenture additional notes of either series ("Additional Notes"), which may consist of additional Fixed Rate Notes ("Additional Fixed Rate Notes") or Floating Rate Notes ("Additional Floating Rate Notes") issued in one or more transactions, which have identical terms (other than issue date) as the Fixed Rate Notes or the Floating Rate Notes, respectively, issued on the Issue Date, except that Additional Notes:

          (i) may have a different issue date from other Outstanding Notes of the relevant series;

          (ii) may have a different amount of interest payable on the first Interest Payment Date after issuance than is payable on other Outstanding Notes of the relevant series;

          (iii) may have terms specified in the Additional Note Board Resolution or Additional Note Supplemental Indenture for such Additional Notes making appropriate adjustments to this Article II and Exhibit A (and related definitions) applicable to such Additional Notes in order to conform to and ensure compliance with the Securities Act (or other applicable securities laws) and any registration rights or similar agreement applicable to such Additional Notes, which are not adverse in any material respect to the Holder of any Outstanding Notes (other than such Additional Notes); and

          (iv) may be entitled to additional interest as provided in a Registration Rights Agreement not applicable to other Outstanding Notes of the relevant series and may not be entitled to such additional interest applicable to other Outstanding Notes of the relevant series.

     Section 2.15. [intentionally omitted]

                                  Article III

                                    COVENANTS

     Section 3.1. Payment of Notes.

     (a) The Issuers shall pay the principal of and interest (including Defaulted Interest) on the Notes in U.S. Legal Tender on the dates and in the manner provided in the Notes and in this Indenture. Prior to 10:00 a.m. New York City time on each Interest Payment Date and the Maturity Date, the Issuers shall deposit with the Paying Agent in immediately available funds U.S. Legal Tender sufficient to make cash payments due on such Interest Payment Date or Maturity Date, as the case may be. If either Issuer, a Note Guarantor or an Affiliate of either Issuer or a Note Guarantor is acting as Paying Agent, such Issuer, such Note Guarantor or such Affiliate shall, prior to 10:00 a.m. New York City time on each Interest Payment Date and the Maturity Date, segregate and hold in trust U.S. Legal Tender sufficient to make cash payments due on such Interest Payment Date or Maturity Date, as the case may be. Principal and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent (other than either Issuer, a Note Guarantor or an Affiliate of either Issuer or a Note Guarantor) holds in accordance with this Indenture U.S. Legal Tender designated for and sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

     (b) Notwithstanding anything to the contrary contained in this Indenture, the Issuers may, to the extent they are required to do so by law, deduct or withhold any applicable Taxes or other similar charges, fees or amounts from principal, interest or any other payments hereunder.

     Section 3.2. Maintenance of Office or Agency.

     (a) The Issuers shall maintain each office or agency required under Section
2.3. The Issuers will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Issuers shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuers hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands.

     (b) The Issuers may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation. The Issuers will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such other office or agency.

     Section 3.3. Corporate Existence. Subject to Article IV, the Company and each Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

     Section 3.4. Payment of Taxes and Other Claims. The Company and each Issuer will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Issuers or any Restricted Subsidiary of the Company or for which it or any of them are otherwise liable, or upon the income, profits or property of the Company, the Issuers or any Restricted Subsidiary and (ii) all lawful claims for labor, materials and supplies, which, if unpaid, might by law become a material liability or Lien upon the property of the Issuers or any Restricted Subsidiary; provided, however, that the Company and the Issuers shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which appropriate reserves, if necessary (in the good faith judgment of management of the Company or each Issuer, as the case may be), are being maintained in accordance with GAAP or where the failure to effect such payment will not be disadvantageous to the Holders..

     Section 3.5. Compliance Certificate. (a) The Company shall deliver to the Trustee within 180 days after the end of each fiscal year an Officer's Certificate that complies with TIA ss. 314(a)(4) stating that:

          (i) a review of the activities of the Issuers and the Note Guarantors during such year and of performance under this Indenture has been made under his or her supervision, and

          (ii) to the best of his or her knowledge, based on such review, (a) the Issuers and the Note Guarantors have complied with conditions and covenants imposed on it under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof, and (b) no event has occurred and is continuing which constitutes, or which after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him and the nature and status thereof.

     (b) the Company shall deliver to the Trustee, within five days after the occurrence thereof, written notice of any event which after notice or lapse of time or both would become an Event of Default pursuant to clause (3) or (4) of
Section 6.1(a).

     (c) The Trustee shall have no duty to monitor the Issuers' and the Note Guarantors' compliance with the covenants contained in this Article III other than as specifically set forth in this Section 3.5.

     The Issuers and the Note Guarantors also shall comply with any other applicable requirements of TIA ss. 314(a)(4).

     Section 3.6. Further Instruments and Acts. Each Issuer and each Note Guarantor will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper or as the Trustee may reasonably request to carry out more effectively the purpose of this Indenture.

     Section 3.7. Waiver of Stay, Extension or Usury Laws. Each of the Issuers and each Note Guarantor covenants (to the fullest extent permitted by applicable law) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive such Issuer or such Note Guarantor from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture. Each of the Issuers and each Note Guarantor hereby expressly waives (to the fullest extent permitted by applicable law) all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

     Section 3.8. Limitation on Incurrence of Additional Indebtedness.

     (a) The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, including Acquired Indebtedness, except that:

          (1) the Company, the Issuers and the Subsidiary Note Guarantors may Incur Indebtedness, including Acquired Indebtedness; and

          (2) any Restricted Subsidiary may Incur Acquired Indebtedness,

if, immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, the Consolidated Net Fixed Charge Coverage Ratio of the Company would be greater than or equal to 2.0 to 1.0.

     (b) Notwithstanding paragraph (a) above, the Company and the Restricted Subsidiaries, as applicable, may Incur the following Indebtedness ("Permitted Indebtedness"):

          (1) Indebtedness in respect of the Notes (excluding Additional Notes), the Elan Note Guarantee and the Subsidiary Note Guarantees;

          (2) Indebtedness Incurred by the Company and the Restricted Subsidiaries pursuant to any Debt Facility (including, without limitation, letters of credit and bankers' acceptances issued or created thereunder, with such letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount at any one time outstanding not to exceed the greater of:

               (i) $175 million; and

               (ii) the sum of (x) 60% of the net book value of inventory of the Company and the Restricted Subsidiaries and (y) 85% of the net book value of accounts receivable of the Company and the Restricted Subsidiaries (to the extent such receivables or any other receivables of the Company or such Restricted Subsidiary, as the case may be, are not then being financed pursuant to a Qualified Receivables Transaction or as a basis for Indebtedness Incurred pursuant to clause
          (13) of this paragraph), in each case at the date of determination (excluding inventory and accounts receivable sold by the Company or a Restricted Subsidiary);

          (3) Indebtedness of the Company and the Restricted Subsidiaries (other than Indebtedness specified in clauses (1) and (2) above or clauses (4),
     (5), (6), (7), (8), (9), (10), (12) and (13) below) outstanding on the
     Issue Date including, without limitation, the Athena Notes and guarantees thereof by the Subsidiary Note Guarantors, and the Convertible Notes;

          (4) Hedging Obligations entered into by the Company and the Restricted Subsidiaries in the ordinary course of business and not for speculative purposes;

          (5) Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note and, if the Company Incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Note Guarantor, such Indebtedness is subordinated in right of payment to the Company's obligations under the Elan Note Guarantee; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

          (6) Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note and, if the Issuers or a Subsidiary Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Note Guarantor, such Indebtedness is subordinated in right of payment to, in the case of the Issuers, the Notes or, in the case of a Subsidiary Note Guarantor, such Subsidiary Note Guarantor's obligations under its Subsidiary Note Guarantee; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) will be deemed, in each case, to be an Incurrence of such Indebtedness;

          (7) Indebtedness of the Company or any of the Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of Incurrence;

          (8) Indebtedness of the Company or any of the Restricted Subsidiaries with respect to letters of credit issued in the ordinary course of business in respect of health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; provided that, upon the drawing of any such letter of credit, the reimbursement obligation with respect thereto is reimbursed within 30 days following such drawing;

          (9) Indebtedness of the Company or any of the Restricted Subsidiaries arising from agreements for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case Incurred in connection with the disposition or acquisition of any business, asset or a Subsidiary, other than a Guarantee of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) in the case of a disposition, the maximum aggregate liability in respect of all such Indebtedness under this clause (9) will at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

          (10) Indebtedness of the Company or any of the Restricted Subsidiaries consisting of take-or-pay obligations contained in supply agreements, in each case in the ordinary course of business;

          (11) Acquired Indebtedness Incurred in connection with the acquisition of a Permitted Business; provided that after giving effect to such acquisition, merger or consolidation, and the Incurrence of such Acquired Indebtedness, (x) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this Section 3.8 or
     (y) the Consolidated Net Fixed Charge Coverage Ratio of the Company would be greater than immediately prior to such acquisition, merger, consolidation and Incurrence;

          (12) Indebtedness arising in connection with endorsement of instruments of deposit in the ordinary course of business;

          (13) the Incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to the Company or any Restricted Subsidiary or their respective assets (other than such Receivables Subsidiary and its assets and, as to the Company and its Subsidiaries, other than pursuant to Standard Securitization Undertakings) and is not Guaranteed by the Company or any Subsidiary;

          (14) Indebtedness of the Company, the Issuers or any Subsidiary Note Guarantor not to exceed, at any one time outstanding, including all Refinancing Indebtedness Incurred to Refinance Indebtedness Incurred pursuant to this clause (14), the sum of:

               (i) two times the net cash proceeds received by the Company after the Issue Date from the issuance and sale of Qualified Capital Stock to a Person that is not a Subsidiary of the Company, to the extent such net cash proceeds have not been used to make a Restricted Payment pursuant to clause (3)(ii) of the first paragraph or clause (2)(y),
          (3)(x) or (6) of the second paragraph of Section 3.9, and

               (ii) the principal amount of Convertible Notes converted into Qualified Capital Stock of the Company after the Issue Date, to the extent that such principal amount has not been used to make a Restricted Payment pursuant to clause 3(ii) of the first paragraph of
          Section 3.9;

          (15) Refinancing Indebtedness in respect of any Indebtedness Incurred as permitted under paragraph (a) of this Section 3.8 and clauses (3) (excluding the EPIL III Notes) and (11) of this paragraph (b) or any Refinancing Indebtedness Incurred to Refinance such Refinancing Indebtedness;

          (16) Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any one time outstanding, including all Refinancing Indebtedness Incurred to Refinance Indebtedness Incurred pursuant to this clause (16), not to exceed $35 million;

          (17) obligations of the Company or any Restricted Subsidiary in respect of completion guarantees and performance, bid and surety bonds or similar letters of credit to secure performance obligations in the ordinary course of business;

          (18) additional Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any one time outstanding not to exceed $50 million; and

          (19) (A) Indebtedness of the Company, the Issuers or any Subsidiary Note Guarantors Incurred in connection with the acquisition of all or a part of a Permitted Business; provided that, after giving effect to the Incurrence of such Indebtedness and the use of proceeds therefrom, (i) the Consolidated Net Fixed Charge Coverage Ratio of the Company would be greater than immediately prior to such Incurrence and the use of proceeds therefrom and (ii) Indebtedness Incurred by the Company and its Restricted Subsidiaries in connection with such acquisition does not exceed the greater of 65% of the Fair Market Value of the acquired

     Permitted Business (or portion thereof acquired by the Company, the Issuers or any Subsidiary Note Guarantors) and 3.5 times the Consolidated EBITDA (multiplied by the percentage of such Permitted Business acquired by the Company, the Issuers or any Subsidiary Note Guarantors in the case of an acquisition of less than all of a Permitted Business) of such Permitted Business for the most recent four fiscal quarters for which financial statements for such acquired Permitted Business are available and (B) all Refinancing Indebtedness Incurred to Refinance any Indebtedness Incurred pursuant to clause (19)(A).

     (c) For purposes of determining compliance with, and the outstanding principal amount of, any particular Indebtedness Incurred pursuant to and in compliance with this Section 3.8, any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) will be deemed Incurred at the time of original issuance of the Indebtedness at the accreted amount thereof. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends on Disqualified Capital Stock in the form of additional shares of Disqualified Capital Stock with the same terms and increases in Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness. For purposes of determining any particular amount of Indebtedness under this Section 3.8, Guarantees, Liens or obligations with respect to letters of credit otherwise supporting Indebtedness otherwise included in the determination of such particular amount will not be included. For purposes of determining compliance with this Section 3.8, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (b) (1) through (19) above or is entitled to be Incurred pursuant to paragraph (a) above, the Company will, in its sole discretion, classify and may later reclassify such item of Indebtedness and may divide and classify and may later reclassify such Indebtedness in more than one of the types of Indebtedness described.

     Section 3.9. Limitation on Restricted Payments.

     The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, take any of the following actions (each, a "Restricted Payment"):

     (a) declare or pay any dividend or return of capital or make any distribution on or in respect of shares of Capital Stock of the Company or any Restricted Subsidiary to holders of such Capital Stock, other than:

          (1) dividends, distributions or returns of capital payable in Qualified Capital Stock of the Company,

          (2) dividends, distributions or returns of capital payable to the Company and/or a Restricted Subsidiary, or

          (3) pro rata dividends, distributions or returns of capital paid to the Company and/or the Restricted Subsidiaries, on the one hand, and minority holders of Capital Stock of a Restricted Subsidiary, on the other hand;

     (b) purchase, redeem or otherwise acquire or retire for value:

          (1) any Capital Stock of the Company, or

          (2) any Capital Stock of any Restricted Subsidiary, except for (i) Capital Stock held by the Company or a Restricted Subsidiary and (ii) purchases, redemptions, acquisitions or retirement for value of Capital Stock on a pro rata basis from the Company and/or any Restricted Subsidiary, on the one hand, and minority holders of Capital Stock of a Restricted Subsidiary, on the other hand, according to their respective percentage ownership of the Capital Stock of such Restricted Subsidiary;

     (c) make any principal payment on, purchase, defease, redeem, prepay or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (i) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within 120 days of the date of such payment, purchase, defeasance, redemption, prepayment, acquisition or retirement, and
(ii) Indebtedness permitted under clauses (5) and (6) of the paragraph (b) of
Section 3.8); or

     (d) make any Investment (other than Permitted Investments);

if, at the time of such Restricted Payment:

          (1) a Default or an Event of Default has occurred and is continuing or would occur as a consequence thereof;

          (2) immediately after giving effect to such transaction on a pro forma basis, the Company would not be able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of Section 3.8; or

          (3) the aggregate amount (the amount expended for these purposes, if other than in cash, being the Fair Market Value of the relevant property) of the proposed Restricted Payment, and all other Restricted Payments made subsequent to the Issue Date up to the date thereof (including Restricted Payments permitted by clauses (1), (3)(y) and (z) and (4) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph) will exceed the sum, without duplication, of:

               (i) 50% of cumulative Consolidated Net Income of the Company accrued during the period, treated as one accounting period, beginning with the first full fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter for which consolidated financial information of the Company is available at the time of such Restricted Payment (or if such cumulative Consolidated Net Income is a loss, $0); plus

               (ii) 100% of the aggregate net cash proceeds and the Fair Market Value of property and assets (other than cash) to be used in a Permitted Business, in each case received by the Company subsequent to the Issue Date from (A) any contribution to the equity capital of the Company not representing an interest in Disqualified Capital Stock or
          (B) the issuance and sale of Qualified Capital Stock of the Company, including Qualified Capital Stock issued upon the conversion, exercise or exchange of Indebtedness, warrants or options (with any such Indebtedness, warrants or options being treated as an asset used in a Permitted

          Business) excluding, in each case, any net cash proceeds, and the Fair Market Value of property and assets other than cash:

     (w) received from a Subsidiary of the Company;

     (x) to the extent used to Incur Indebtedness pursuant to clause (14) of paragraph (b) of Section 3.8;

     (y) applied in accordance with clause (2), (3), (4) or (6) of the second paragraph of this Section 3.9 below; or

     (z) received by the Company from the issuance of Designated Preferred Stock; plus

               (iii) the amount of Investment Returns calculated as of such date.

Notwithstanding the preceding paragraph, this Section 3.9 does not prohibit:

               (1) the payment of any dividend, distribution or any redemption within 60 days after the date of declaration thereof, if such payment or redemption would have been permitted on the date of declaration pursuant to the preceding paragraph;

               (2) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of any shares of Capital Stock of the
          Company:

               (x) in exchange for Qualified Capital Stock of the Company (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of fractional shares); and

               (y) through the application of the proceeds received by the Company within 90 days from a sale of Qualified Capital Stock of the Company or a contribution to the equity capital of the Company not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the Company;

provided that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such proceeds will be excluded from clause (3)(ii) of the first paragraph of this Section 3.9;

               (3) the prepayment, purchase, redemption, repurchase, defeasance or other acquisition or retirement of any Subordinated Indebtedness:

     (x) solely in exchange for, or through the application of the proceeds within 90 days of a sale, other than to a Subsidiary of the Company, of Qualified Capital Stock of the Company or Refinancing Indebtedness for such Subordinated Indebtedness;

     (y) if no Default or Event of Default has occurred and is continuing, from Net Cash Proceeds from Asset Sales remaining after the application thereof as required by Section 3.10 (including after making any Asset Sale Offer required to be made pursuant to such Section 3.10 and the application of the entire Asset Sale Offer Amount to purchase all Notes tendered pursuant to such Asset Sale Offer); or

     (z) if no Default or Event of Default has occurred and is continuing, following the occurrence of a Change of Control (or other similar event described therein as a "change of control"), but only if the Issuers shall have complied with Section 3.16 and, if required, purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Subordinated Indebtedness;

provided that the value of any Qualified Capital Stock issued in exchange for such Subordinated Indebtedness and any such proceeds will be excluded from clause (3)(ii) of the first paragraph of this Section 3.9;

     (4) if no Default or Event of Default has occurred and is continuing, repurchases or acquisitions by the Company of Capital Stock of the Company or options, warrants, rights or other securities exercisable or convertible into Capital Stock of the Company from officers, employees, directors or consultants or former officers, employees, directors or consultants of the Company or any of its Subsidiaries or their authorized representatives pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement in an amount not to exceed $5 million in any calendar year; provided that if all or part of such $5 million is not used in a given year, it may be used in the next succeeding calendar year; provided, further, that such amount in any calendar year may be increased by an amount not to exceed the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualified Capital Stock of the Company to management, directors and consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date; provided, further, that any such cash proceeds will be excluded from clause (3)(ii) of the first paragraph of this Section 3.9; (5) if no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Capital Stock of the Company or any of its Restricted Subsidiaries Incurred in accordance with Section 3.8;

     (6) the making of any Restricted Payment in exchange for, or through the application of the proceeds of a sale within 90 days, other than to a Subsidiary of the Company, of Qualified Capital Stock; provided that any such proceeds will be excluded from clause (3)(ii) of the first paragraph of this Section 3.9;

     (7) non-cash repurchases of Common Stock deemed to occur upon the exercise of stock options if such Common Stock represents a portion of the exercise price of such options;

     (8) if no Default or Event of Default has occurred and is continuing, the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries; provided that the acquisition of such Capital Stock or the lending of such Indebtedness was treated as a Restricted Payment;

     (9) if no Default or Event of Default has occurred or is continuing, other Restricted Payments made after the Issue Date in an amount not to exceed in the aggregate $50 million;

     (10) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Capital Stock) of the Company or any of its Restricted Subsidiaries issued after the Issue Date; provided, that, immediately after giving pro forma effect to the issuance of such Designated Preferred Stock (assuming the payment of dividends thereon even if permitted to accrue under the terms thereof), the Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of
Section 3.8; and

     (11) the purchase of accounts receivable pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction.

     For purposes of any Designation of any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries in the Restricted Subsidiary subject to such Designation will be deemed to be Restricted Payments in an amount determined in accordance with the definition of "Investment".

     Section 3.10. Limitation on Asset Sales.

     The Company will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

               (1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and

               (2) at least 75% of the consideration received for the assets sold by the Company or the Restricted Subsidiary, as the case may be, in the Asset Sale will be in the form of cash or Cash Equivalents.

     Solely for purposes of clause (2) of the immediately preceding paragraph, the following will be deemed to be cash:

     (a) the amount (without duplication) of any liabilities (other than liabilities that are by their terms subordinated to the Notes, the Elan Note Guarantee or any Subsidiary Note Guarantee) of the Company or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness;

     (b) the amount of any obligations, notes or other securities received from such transferee that are within 120 days converted by the Company or such Restricted Subsidiary to cash or Cash Equivalents (to the extent of the cash or Cash Equivalents actually so received); and

     (c) the Fair Market Value of (i) any assets (other than securities) received by the Company or any Restricted Subsidiary to be used by it in a Permitted Business, (ii) Capital

Stock in a Person that is engaged in a Permitted Business that is or thereby becomes a Restricted Subsidiary or (iii) a combination of (i) and (ii).

     The Company or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds of any such Asset Sale within 365 days after receipt thereof, at its option, to:

     (a) prepay, repay or purchase any Pari Passu Indebtedness of the Company, the Issuers or any Subsidiary Note Guarantor (provided that if the Company shall so prepay, repay or repurchase any such Pari Passu Indebtedness, the Company shall make an offer to purchase the pro rata principal amount of the Notes (in accordance with the procedures set forth below for an Asset Sale Offer) at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase) or Indebtedness of a Restricted Subsidiary that is not a Subsidiary Note Guarantor and, in the case of any such repayment under any revolving credit facility, to effect a permanent reduction in the commitments with respect thereto;

     (b) purchase, acquire or otherwise invest in:

               (1) any property or assets that replace the property or assets that are the subject of such Asset Sale,

               (2) any property or assets (other than securities or current assets as determined in accordance with GAAP) useful to the Company or any Restricted Subsidiary in the conduct of a Permitted Business from a Person other than the Company and the Restricted Subsidiaries,

               (3) all or substantially all of the assets of a Person engaged in a Permitted Business,

               (4) the Capital Stock of a Person engaged in a Permitted Business that (i) is a Restricted Subsidiary to the extent such Capital Stock is acquired from a Person other than the Company or its Subsidiaries or (ii) becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary, or

               (5) a combination of (1), (2), (3) and (4); and/or

     (c) make a capital expenditure that is useful to the Company or any Restricted Subsidiary in the conduct of a Permitted Business.

     To the extent all or a portion of the Net Cash Proceeds of any Asset Sale is not applied within the 365 days after the Asset Sale as described in clause
(a), (b) or (c) of the immediately preceding paragraph, the Company will make an offer to purchase Notes (the "Asset Sale Offer") at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase (the "Asset Sale Offer Amount"). The Company will purchase pursuant to an Asset Sale Offer from all tendering Holders on a pro rata basis, and, at the Company's option, on a pro rata basis from the holders of any other Pari Passu Indebtedness with similar provisions requiring the Company to offer to purchase, redeem or repay the other Pari Passu Indebtedness with the proceeds of Asset Sales, that principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of Notes and the other Pari Passu Indebtedness to be purchased, redeemed or repaid at the price set forth in the documentation governing such other Pari Passu Indebtedness equal to such unapplied Net Cash Proceeds.

     The Company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of $20 million. At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of $20 million, will be applied as required pursuant to this Section 3.10. Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest or use the Net Cash Proceeds in any manner that is not prohibited by this Indenture.

     The Issuers shall send by first class mail, postage prepaid, an Asset Sale Offer Notice to each Holder of Certificated Notes as shown on the register of Holders and to the Global Note Depositary and Custodian within 20 days following the 365th day of the receipt of Net Cash Proceeds of any Asset Sale, with a copy to the Trustee, offering to purchase the Notes as described above. Each Asset Sale Offer Notice will state, among other things, the purchase date (the "Asset Sale Offer Payment Date"), which shall be a Business Day no earlier than 30 days nor later than 60 days from the date the Asset Sale Offer Notice is mailed, other than as may be required by law. Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash.

     On the Asset Sale Offer Payment Date, the Company will, to the extent lawful:

               (1) accept for payment all Notes or portions thereof properly tendered (and not validly withdrawn) pursuant to the Asset Sale Offer;

               (2) deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

               (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

     To the extent Holders of Notes, and holders of other Pari Passu Indebtedness, if any, which are the subject of an Asset Sale Offer, properly tender and do not validly withdraw Notes or the other Pari Passu Indebtedness in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, the Company will purchase the Notes and the other Pari Passu Indebtedness on a pro rata basis (based on amounts tendered). If only a portion of a Note is purchased pursuant to an Asset Sale Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a global note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to an Asset Sale Offer will be cancelled and cannot be reissued.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.10, the Company will comply with these laws and regulations and will not be deemed to have breached its obligations under this Indenture by doing so.

     Upon completion of an Asset Sale Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes and other Indebtedness tendered pursuant to an Asset Sale Offer is less than the aggregate amount of unapplied Net Cash Proceeds, the Company may use any remaining Net Cash Proceeds for general corporate purposes of the Company and its Restricted Subsidiaries.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under Section 4.1, the Surviving Entity will be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this Section 3.10, and will comply with the provisions of this Section 3.10 with respect to the deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of properties and assets of the Company or its Restricted Subsidiaries so deemed to be sold will be deemed to be Net Cash Proceeds for purposes of this Section 3.10.

     If at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any non-cash consideration), the conversion or disposition will be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof will be applied in accordance with this Section 3.10 within 365 days after such conversion or disposition.

     Section 3.11. Limitation on Designation of Unrestricted Subsidiaries.

     The Company may designate after the Issue Date any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company, but excluding either Issuer) as an "Unrestricted Subsidiary" under this Indenture (a "Designation") only if:

               (1) no Default or Event of Default has occurred and is continuing after giving effect to such Designation;

               (2) the Subsidiary to be so designated and its Subsidiaries do not at the time of Designation own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary so designated;

               (3) the Subsidiary to be so designated and its Subsidiaries do not at the time of Designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; and

               (4) either (x) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (y) if such Subsidiary has consolidated assets greater than $1,000, then such Designation would be permitted under Section 3.9.



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

     The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") only if, immediately after giving effect such
Revocation:

               (1) (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) of Section 3.8 or (y) the Consolidated Net Fixed Charge Coverage Ratio of the Company would be greater than immediately prior to such Revocation, in each case on a pro forma basis taking into account such Revocation;

               (2) all Liens of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of this Indenture; and

               (3) no Default or Event of Default has occurred and is continuing after giving effect to such Revocation.

     Each Designation and Revocation must be evidenced by promptly delivering to the Trustee a Board Resolution of the Board of Directors of the Company giving effect to such Designation or Revocation, as the case may, and an Officer's Certificate certifying compliance with the preceding provisions.

     Section 3.12. Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

     The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

               (1) pay dividends or make any other distributions on or in respect of its Capital Stock to the Company or any other Restricted Subsidiary or pay any Indebtedness owed to the Company or any other Restricted Subsidiary;

               (2) make loans or advances to the Company or any other Restricted Subsidiary; or

               (3) transfer any of its property or assets to the Company or any other Restricted Subsidiary;

except, in each case, for encumbrances or restrictions existing under or by reason of:

     (a) applicable law, rule, regulation or order;

     (b) any agreement or instrument in existence on the Issue Date;

     (c) the Notes, the Elan Note Guarantee, the Subsidiary Note Guarantees and this Indenture;

     (d) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any

Restricted Subsidiary and customary restrictions imposed on the transfer of copyrighted, patented or trademarked materials;

     (e) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person, so acquired;

     (f) a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;

     (g) secured Indebtedness otherwise permitted to be Incurred pursuant to
Section 3.8 and Section 3.13 that limit the right of the debtor with respect to the asset securing such Indebtedness; (h) customary provisions in partnership agreements, limited liability company organizational governance documents (including, without limitation, memoranda and articles of association), joint venture, asset sale and stock sale agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

     (i) restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

     (j) Indebtedness or other encumbrances or restrictions of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

     (k) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive, taken as a whole, with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

     (l) other Indebtedness of Restricted Subsidiaries that are Subsidiary Note Guarantors in an aggregate principal amount at any one time outstanding not to exceed $175 million; and

     (m) any encumbrances or restrictions imposed by any amendments, amendments and restatements, supplements, modifications, extensions, renewals, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (l) above; provided that such amendments, amendments and restatements, supplements, modifications, extensions, renewals, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive, taken as a whole, with respect to such encumbrances and restrictions than those prior to such amendments, amendments and restatements, supplements, modifications, extensions, renewals, replacements or refinancings.

     Section 3.13. Limitation on Liens.



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

     The Company will not, and will not cause or permit the Issuers or any Subsidiary Note Guarantor to, directly or indirectly, Incur any Liens of any kind (except for Permitted Liens) against or upon any of their respective properties or assets, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, to secure any Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes, in the case of the Issuers, the Elan Note Guarantee, in the case of the Company, and the relevant Subsidiary Note Guarantee, in the case of a Subsidiary Note Guarantor, and all other amounts due under this Indenture, in each case, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the Notes, the Elan Note Guarantee or the relevant Subsidiary Note Guarantee, as the case may be, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.

     Section 3.14. Limitation on Transactions with Affiliates.

     (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), unless:

               (1) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary;

               (2) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $5 million, the terms of such Affiliate Transaction will be approved by a majority of the members of the Board of Directors of the Company (including a majority of the disinterested members thereof), the approval to be evidenced by a Board Resolution, delivered to the Trustee, stating that the Board of Directors has determined that such transaction complies with the preceding provisions; and

               (3) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $15 million, the Company or such Restricted Subsidiary will, prior to the consummation thereof, obtain and deliver to the Trustee an opinion from an Independent Financial Advisor that such Affiliate Transaction is either fair, from a financial point of view, to the Company and its Restricted Subsidiaries or is on terms not materially less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

     (b) Paragraph (a) above will not apply to:

               (1) Affiliate Transactions with or among the Company and any Restricted Subsidiary (other than a Receivables Subsidiary) or between or among Restricted Subsidiaries (other than a Receivables Subsidiary);



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

               (2) reasonable director, officer, employee and consultant compensation (including bonuses) and other benefits (including, without limitation, retirement, health, stock option and other benefit plans), indemnification agreements or arrangements, and compensation, employment and severance agreements or arrangements, in each case approved by the Board of Directors or senior management of the Company;

               (3) transactions effected as part of a Qualified Receivables Transaction that are customary in connection therewith;

               (4) (A) any transaction with an Affiliate where the only consideration paid by the Company or a Restricted Subsidiary is Qualified Capital Stock of the Company or (B) the issuance or sale of any Qualified Capital Stock of the Company;

               (5) Affiliate Transactions undertaken pursuant to the terms of any contractual obligations or rights in existence on the Issue Date, and any amendment or supplement thereto that, taken in its entirety, is not materially less favorable to the Company or a Restricted Subsidiary, as the case may be, than such contractual obligation or right as in effect on the Issue Date;

               (6) Permitted Investments and any Restricted Payments made in compliance with Section 3.9; and

               (7) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company or a Restricted Subsidiary owns an equity interest in, or otherwise controls, such Person; provided that no Affiliate of the Company or any of its Subsidiaries other than the Company or a Restricted Subsidiary has a beneficial interest in such Person.

     Section 3.15. Reports to Holders.

     Notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, so long as any Notes remain outstanding, the Company will file with or furnish to the Commission, within the time periods applicable to the Company under the Exchange Act (unless such filing is not permitted under the Exchange Act or by the Commission), the annual reports, information, documents and other reports that the Company is required to file with the Commission pursuant to such Section 13(a) or 15(d) or would be so required to file if the Company were so subject. The Company will also, within 15 days after the date on which the Company so files the same with the Commission (or would be required to so file if filing is not permitted by the Commission), deliver to the Holders by first-class mail to each Holder's registered address, to the Global Note Depositary and Custodian and to the Trustee, copies of any such information, documents and reports (without exhibits) so required to be filed.

     The availability of the foregoing materials on either the Commission's Electronic Data Gathering, Analysis and Retrieval System (or any successor system) or on the Company's website will be deemed to satisfy the Company's delivery obligation.

     In addition, at any time when the Company or the Issuers are not subject to or are not current in its reporting obligations, the Company or the Issuers, as the case may be, will



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

make available, upon request, to any Holder, to securities analysts and to any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

     Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on Officer's Certificates).

     Section 3.16. Change of Control.

     Upon the occurrence of a Change of Control, each Holder will have the right to require that the Issuers repurchase all or a portion (in integral multiples of $1,000) of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase (the "Change of Control Payment"); provided, however, that the Issuers will not be obligated to repurchase Notes pursuant to this Section
3.16 in the event that it has exercised its right to redeem all of the Notes as described under Section 5.1.

     Within 30 days following the date upon which the Change of Control occurred, the Issuers shall send, by first-class mail, a Change of Control Notice to each Holder of Certificated Notes as shown on the register of Holders and to the Global Note Depositary and Custodian, with a copy to the Trustee, offering to repurchase the Notes as described above (a "Change of Control Offer"). The Change of Control Offer will state, among other things, the repurchase date (the "Change of Control Payment Date"), which shall be a Business Day no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law.

     On the Change of Control Payment Date, the Issuers will, to the extent lawful:

               (i) accept for payment all Notes or portions thereof properly tendered and not validly withdrawn pursuant to the Change of Control Offer;

               (ii) deposit with the Paying Agent funds in an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not validly withdrawn; and

               (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Company.

If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note of the same series in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or adjustments to the amount and beneficial interests in a global note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.



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

     Holders will not be entitled to require the Issuers to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction which is not a Change of Control.

     Notwithstanding the foregoing, the Issuers will not be required to make a Change of Control Offer upon a Change of Control, as provided above, if, in connection with or in contemplation of any Change of Control, the Issuers or a third party has made an offer to purchase (an "Alternative Offer") any and all Notes validly tendered at a purchase price in cash equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of such Alternative Offer.

     The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations in connection with the repurchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 3.16, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by doing so.

     Section 3.17. Payment of Additional Amounts.

     The Issuers, the Company, the Subsidiary Note Guarantors and any successor Person to the Issuers, the Company or the Subsidiary Note Guarantors (each, a "Successor Person") will pay to Holders of the Notes such additional amounts ("Additional Amounts") as may be necessary (including, without limitation, because the Notes are not listed on the Irish Stock Exchange) in order that every net payment of principal, premium, if any, Change of Control Payment, redemption price or interest in respect of any Notes, or any payment in respect of the Elan Note Guarantee or any Subsidiary Note Guarantee, after deduction or withholding (including any such deduction or withholding from such Additional Amounts) for, or on account of, any present or future tax, assessment or other governmental charge ("Taxes") imposed upon or as a result of such payment by (i) Ireland or any political subdivision or governmental authority thereof or therein having power to tax, (ii) any jurisdiction from or through which payment is made, or any political subdivision or governmental authority thereof or therein having the power to tax, or (iii) any other jurisdiction in which the Issuers, the Company, any Subsidiary Note Guarantor or a Successor Person is organized, incorporated or otherwise is a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (any of the aforementioned being a "Taxing Jurisdiction"), will not be less than the amount provided for in the Notes and this Indenture to be then due and payable; provided that the foregoing obligation to pay Additional Amounts will not apply:

     (a) to any Taxes that would not have been imposed but for the Holder or beneficial owner of a Note (or the fiduciary, settler, beneficiary, member or shareholder of, or possessor of power over, the Holder or beneficial owner of such Note, if the Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) being a resident, domiciliary or national of, or engaging in business or maintaining a permanent establishment or being physically present in, a Taxing Jurisdiction, or otherwise having some present or former connection with a Taxing Jurisdiction other than the mere holding of such Notes;

     (b) to any Taxes that would not have been imposed but for the fact that such Holder or beneficial owner (i) presented its Notes for payment more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts if it had presented such Notes for payment on any day within the 30-day period) or (ii) presented such Notes for payment in a Taxing Jurisdiction, unless such Notes could not have been presented for payment elsewhere free from any Taxes on presentation;

     (c) to any Taxes that would not have been imposed but for the Holder's or beneficial owner's failure to comply, following a request by the Issuers or the Company to the Holder, with any certification, identification or reporting requirements concerning the nationality, residence, identity or connection with a Taxing Jurisdiction of the Holder or beneficial owner of the Notes, if compliance is required by the applicable law of the Taxing Jurisdiction, as a precondition to exemption from such Taxes;

     (d) to any payment under or with respect to a Note to any Holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or Note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, or beneficial owner been the actual Holder of such Note;

     (e) to any Note where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to Council Directive 2003/48/EC of June 3, 2003 on taxation of savings income in the form of interest payments or any law implementing or complying with, or introduced in order to conform to, that Council Directive;

     (f) subject to the last paragraph of this Section 3.17, to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

     (g) to any Taxes that are payable other than by withholding or deduction at source; or

     (h) to any combination of clauses (a) through (g) above.

     All references to principal, premium, Change of Control Payment, Asset Sale Offer Amount, Asset Sale Offer Amount, redemption price or interest will be deemed to include references to any Additional Amounts payable with respect to such principal, premium, Change of Control Payment, redemption price or interest. The Issuers, the Company, the Subsidiary Note Guarantors or any Successor Person, as the case may be, will provide the Trustee with documentation evidencing the payment of any amounts deducted or withheld promptly upon the Issuers', the Company's, the Subsidiary Note Guarantors', or any Successor Person's, as the case may be, payment thereof, and copies of such documentation will be made available by the Trustee to Holders upon request.

     The Issuers, the Company, the Subsidiary Note Guarantors or any Successor Person, as the case may be, will pay any present or future stamp, court or documentary taxes,



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

charges or levies that arise in any Taxing Jurisdiction from the execution, delivery or registration of each Note or any other related document or instrument referred to in this Indenture or such Note.

     For the avoidance of doubt, in the event that any deduction or withholding for or on account of any Taxes is required by applicable law in respect of any payment hereunder, the Issuers, the Company or the Subsidiary Guarantors, as applicable, shall deduct and withhold such Tax from such payment.

     Section 3.18. Covenant Suspension.

     From and after the first date following the Issue Date (or the first date following any Covenant Reinstatement Date) on which both (a) the Notes are rated Investment Grade by each of Moody's and S&P (together, the "Rating Agencies") and (b) there does not exist on such date a Default or Event of Default under this Indenture (collectively, a "Rating Event"), the Company and the Restricted Subsidiaries will no longer be subject to the covenants contained in Section 3.8, Section 3.9, Section 3.10, Section 3.11, Section 3.12, Section 3.14 and clause (b) of the first paragraph under Section 4.1 of this Indenture (collectively, the "Suspended Covenants"). During any Suspension Period, all references to Restricted Subsidiaries shall be deemed to refer to Subsidiaries.

     In the event that, following a Rating Event, one or both of the Rating Agencies subsequently withdraws its ratings or downgrades the ratings assigned to the Notes below Investment Grade, the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants from such date (a "Covenant Reinstatement Date") until the next subsequent Rating Event, if any (a "Covenant Reinstatement Period"). There will not be deemed to have occurred a Default or Event of Default with respect to the Suspended Covenants during a Suspension Period or after that time based solely on events that occurred during such Suspension Period. Compliance with the provisions of Section 3.9 with respect to Restricted Payments made during a Suspension Period will be calculated as though Section 3.9 had been in effect during the entire period of time from the Issue Date. Liens of the Company and its Restricted Subsidiaries outstanding on a Covenant Reinstatement Date that were incurred or deemed to be incurred during a Suspension Period pursuant to clause (28)(ii) of the definition of "Permitted Liens" will be deemed to be incurred on such Covenant Reinstatement Date pursuant to clause 23(a) of the definition of "Permitted Liens"; provided that if the aggregate amount of Indebtedness secured by such Liens exceeds the aggregate amount permitted under such clause 23(a) of the definition of "Permitted Liens", the Liens securing Indebtedness in excess of such amount will be deemed to be incurred as Permitted Liens under a separate exception therefor, or if they remain outstanding as of the date of the next subsequent Rating Event, if any, clause (28)(ii) of the definition of "Permitted Liens".

     In the event Moody's or S&P is no longer in existence or issuing ratings, such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act or any successor provision) designated by the Company with notice to the Trustee and the foregoing provisions will apply to the rating issued by the replacement rating agency.



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

                                   Article IV

                                SURVIVING ENTITY

     Section 4.1. Merger, Consolidation and Sale of Assets.

     The Company will not, and will not cause or permit the Issuers to, and the Issuers will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not the Company or the Issuers, as applicable, is the surviving or continuing Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties and assets of the Company (determined on a consolidated basis for the Company and the Restricted Subsidiaries) or the Issuers, as applicable, to any Person (each such event involving the Company, a "Company Merger or Sale Event," and each such event involving the Issuers, an "Issuer Merger or Sale Event") unless:

     (a) either:

               (1) except in the case of a consolidation or merger between the Company and the Issuers, the Company, in the case of Company Merger or Sale Event, or the Issuers, in the case of an Issuer Merger or Sale Event, will be the surviving or continuing Person, or

               (2) the Person (if other than the Company or the Issuers, as applicable) formed by such consolidation or into which the Company or the Issuers, as applicable, is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and the Restricted Subsidiaries, or of the Issuers, as the case may be, substantially as an entirety (the "Surviving Entity"):

               (i) will be a corporation, partnership or limited liability company organized or, as the case may be, incorporated and existing under the laws of the United States of America, any state thereof or the District of Columbia, Bermuda, Canada, Switzerland, Japan, any AAA Rated Country or any European Union Country; provided, that, in the case of the Surviving Entity for Elan Finance Corp., only the United States of America, any state thereof or the District of Columbia shall be permitted jurisdictions of organization or incorporation; and

               (ii) will expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all obligations of the Issuers under the Notes and this Indenture, in the case of an Issuer Merger or Sale Event, or all obligations of the Company under the Elan Note Guarantee and this Indenture, in the case of a Company Merger or Sale Event and all obligations of the Issuers or the Company, as applicable, under the Registration Rights Agreement;

     (b) immediately after giving effect to such transaction and the assumption contemplated by clause (a)(2)(ii) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or to be Incurred in connection with or in respect of such transaction) and the use of any net proceeds therefrom, the Company (after an Issuer Merger or Sale Event or after a Company Merger or Sale Event if the Company is the surviving or continuing Person) or such Surviving Entity (after a Company Merger or Sale Event):

               (1) could incur $1.00 of additional Indebtedness pursuant to paragraph (a) of Section 3.8; or

               (2) would have a Consolidated Net Fixed Charge Coverage Ratio equal to or greater than the Consolidated Net Fixed Charge Coverage Ratio of the Company immediately prior to such transaction;

     (c) immediately after giving effect to such transaction and the assumption contemplated by clause (a)(2)(ii) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or to be Incurred and the use of any net proceeds therefrom and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default will have occurred or be continuing; and

     (d) the Company, the Issuers or the Surviving Entity, whichever entity is the surviving or continuing Person after a Company Merger or Sale Event or an Issuer Merger or Sale Event, has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that the consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if required in connection with such transaction, the supplemental indenture, comply with the applicable provisions of this Indenture and the Elan Note Guarantee (only with respect to a Company Merger or Sale Event) and that all conditions precedent in this Indenture relating to such transaction have been satisfied.

     For purposes of this Section 4.1, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company (determined on a consolidated basis for the Company and the Restricted Subsidiaries), will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     Notwithstanding the foregoing clauses (b) and (c) above:

     (1) the Company or any Restricted Subsidiary may merge or consolidate with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or any part of its properties or assets to, the Company, the Issuers or another Restricted Subsidiary; and

     (2) the Company and the Issuers may merge or consolidate with or into, or transfer all of its properties and assets to, an Affiliate of the Company or the Issuers, as the case may be, incorporated or formed solely for the purpose of either reincorporating or reforming the Company or the Issuers, as the case may be, in another jurisdiction listed in clause (a)(2)(i) above so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

     Upon any Company Merger or Sale Event in which the Company is not the surviving or continuing Person, the Surviving Entity will succeed to, and be substituted for, and



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may exercise every right and power of, the Company under this Indenture and the
Elan Note Guarantee with the same effect as if such Surviving Entity had been named as such.

     Upon any Issuer Merger or Sale Event in which none of the Issuers is the continuing Person, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Issuers under this Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

     For the avoidance of doubt, compliance with this Section 4.1 will not affect the obligations of the Issuers under Section 3.16, if applicable.

                                   Article V

                          OPTIONAL REDEMPTION OF NOTES

     Section 5.1. Optional Redemption. The Issuers may redeem the Notes, as a whole or from time to time in part, subject to the conditions and at the redemption prices specified in the form of Notes in Exhibit A.

     Section 5.2. Election to Redeem. Each Issuer shall evidence its election to redeem any Notes pursuant to Section 5.1 by a Board Resolution.

     Section 5.3. Notice of Redemption.

     (a) The Issuers shall give or cause the Trustee to give notice of redemption, in the manner provided for in Section 11.2, not less than 30 nor more than 60 days prior to the Redemption Date (unless such other period is expressly provided for in this Indenture (including Exhibit A)), to each Holder of Notes to be redeemed. If the Issuers themselves give the notice, they shall also deliver a copy to the Trustee.

     (b) If either (i) the Issuers are not redeeming all Outstanding Notes, or
(ii) the Issuers elect to have the Trustee give notice of redemption, then each Issuer shall deliver to the Trustee, at least 45 days prior to the Redemption Date (unless the Trustee is satisfied with a shorter period), an Officer's Certificate requesting that the Trustee select the Notes to be redeemed and/or give notice of redemption and setting forth the information required by paragraph (c) of this Section 5.3 (with the exception of the identification of the particular Notes, or portions of the particular Notes, to be redeemed in the case of a partial redemption). If the Issuers elect to have the Trustee give notice of redemption, the Trustee shall give the notice in the name of the Issuers and at the Issuers' expense.

     (c) All notices of redemption shall state:

               (1) the Redemption Date,

               (2) the redemption price and the amount of any accrued interest payable as provided in Section 5.6,

               (3) the series of Notes being redeemed and whether or not the Issuers are redeeming all Outstanding Notes,



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

               (4) if the Issuers are not redeeming all Outstanding Notes, the aggregate principal amount of Notes that the Issuers are redeeming and the aggregate principal amount of Notes that will be Outstanding after the partial redemption, as well as the identification of the particular Notes, or portions of the particular Notes, that the Issuers are redeeming,

               (5) if the Issuers are redeeming only part of a Note, the notice that relates to that Note shall state that on and after the Redemption Date, upon surrender of that Note, the Holder will receive, without charge, a new Note or Notes of authorized denominations for the principal amount of the Note remaining unredeemed,

               (6) that on the Redemption Date the redemption price and any accrued interest payable to the Redemption Date as provided in Section
          5.6 will become due and payable in respect of each Note, or the portion of each Note, to be redeemed, and, unless the Issuers default in making the redemption payment, that interest on each Note, or the portion of each Note, to be redeemed, will cease to accrue on and after the Redemption Date,

               (7) the place or places where a Holder must surrender the Holder's Notes for payment of the redemption price, and

               (8) the CUSIP or ISIN number, if any, listed in the notice or printed on the Notes, and that no representation is made as to the accuracy or correctness of such CUSIP or ISIN number.

     Section 5.4. Selection of Notes to Be Redeemed in Part.

     (a) If the Issuers are not redeeming all Outstanding Notes, the Trustee shall select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by another method as the Trustee deems fair and appropriate; provided, however, that if a partial redemption is made with the proceeds of a Equity Offering, selection of the Notes, or portions of the Notes, for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC, to the extent applicable), unless that method is prohibited. The Trustee shall make the selection from the Outstanding Notes not previously called for redemption. The Trustee shall promptly notify the Issuers in writing of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount of the Notes to be redeemed. In the event of a partial redemption by lot, the Trustee shall select the particular Notes to be redeemed not less than 30 nor more than 60 days prior to the relevant Redemption Date from the Outstanding Notes not previously called for redemption. The Issuers may redeem Notes in denominations of $1,000 only in whole. The Trustee may select for redemption portions (equal to $1,000 or any integral multiple of $1,000) of the principal of Notes that have denominations larger than $1,000.

     (b) For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to redemption of Notes shall relate, in the case of any Note redeemed or to be redeemed only in part, to the portion of the principal amount of that Note which has been or is to be redeemed.



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

     Section 5.5. Deposit of Redemption Price. Prior to 10:00 a.m. New York City time on the relevant Redemption Date, the Issuers shall deposit with the Trustee or with a Paying Agent (or, if either Issuer is acting as Paying Agent, segregate and hold in trust as provided in Section 2.4) an amount of money in immediately available funds sufficient to pay the redemption price of, and accrued interest on, all the Notes that the Issuers are redeeming on that date.

     Section 5.6. Notes Payable on Redemption Date. If the Issuers, or the Trustee on behalf of the Issuers, gives notice of redemption in accordance with this Article V, the Notes, or the portions of Notes, called for redemption, shall, on the Redemption Date, become due and payable at the redemption price specified in the notice (together with accrued interest, if any, to the Redemption Date), and from and after the Redemption Date (unless the Issuers shall default in the payment of the redemption price and accrued interest) the Notes or the portions of Notes shall cease to bear interest. Upon surrender of any Note for redemption in accordance with the notice, the Issuers shall pay the Notes at the redemption price, together with accrued interest, if any, to the Redemption Date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date). If the Issuers shall fail to pay any Note called for redemption upon its surrender for redemption, the principal shall, until paid, bear interest from the Redemption Date at the rate borne by the Notes.

     Section 5.7. Unredeemed Portions of Partially Redeemed Note. Upon surrender of a Note that is to be redeemed in part, the Issuers shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of the Note at the expense of the Issuers, a new Note or Notes, of any authorized denomination as requested by the Holder, in an aggregate principal amount equal to, and in exchange for, the unredeemed portion of the principal of the Note surrendered, provided that each new Note will be in a principal amount of $1,000 or integral multiple of $1,000.

                                   Article VI

                              DEFAULTS AND REMEDIES

     Section 6.1. Events of Default.

     (a) Each of the following is an "Event of Default" with respect to the Fixed Rate Notes or Floating Rate Notes, as the case may be:

               (1) default in the payment when due of the principal of or premium, if any, on any Notes of such series, including the failure to make a required payment to purchase Notes of such series tendered pursuant to an optional redemption, Change of Control Offer or Asset Sale Offer;

               (2) default for 30 days or more in the payment when due of interest (including additional interest payable under the Registration Rights Agreement) or Additional Amounts on any Notes of such series;

               (3) the failure by the Company, the Issuers or any Restricted Subsidiary to comply with Section 4.1;



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

               (4) the failure by the Company or any Restricted Subsidiary to comply with any other covenant or agreement contained in this Indenture or in the Notes of such series for 60 days or more after written notice thereof to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes of such series;

               (5) default by the Company or any Restricted Subsidiary under any Indebtedness which:

                    (A) is caused by a failure to pay principal on such
               Indebtedness at its final stated maturity prior to the expiration of any applicable grace period provided in such Indebtedness; or

                    (B) results in the acceleration of such Indebtedness prior to its final stated maturity;

and, in each case, the principal or accreted amount of Indebtedness covered by
(A) or (B) at the relevant time aggregates $40.0 million or more;

               (6) failure by the Company or any of the Restricted Subsidiaries to pay one or more final judgments entered by a court or courts of competent jurisdiction against any of them that exceed $40.0 million (net of amounts covered by insurance or bonded) for the payment of money, which judgment(s) are not satisfied, annulled, rescinded, discharged or stayed for a period of 60 days or more after such entry;

               (7) the Elan Note Guarantee or any Subsidiary Note Guarantee of any Subsidiary Note Guarantor that is a Significant Subsidiary, or Subsidiary Note Guarantees of any group of Subsidiary Note Guarantors that, taken together, would constitute a Significant Subsidiary are, held to be unenforceable or invalid in a judicial proceeding, or the Company, any such Subsidiary Note Guarantor or any such group of Subsidiary Note Guarantors, denies or disaffirms the Company's obligations under its Elan Note Guarantee, such Subsidiary Note Guarantor's obligations under its Subsidiary Note Guarantee or such group of Subsidiary Note Guarantors' obligations under their Subsidiary Note Guarantees, as the case may be; or

               (8) a Bankruptcy Event of Default.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     (b) The Company shall deliver to the Trustee written notice of any event which would constitute certain Defaults or Events of Default, their status and what action the Company is taking or proposes to take in respect thereof. If a Default or Event of Default occurs, is continuing and is actually known to the Trustee, the Trustee shall mail to each Holder of the relevant series of Notes notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in the payment of principal of, premium (including Additional



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Amounts), if any, or interest (including additional interest, if any) on any
Fixed Rate Note or Floating Rate Note, as the case may be, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders of the relevant series of Notes.

     Section 6.2. Acceleration.

     If an Event of Default (other than an Event of Default specified in Section 6.1(a)(8) above with respect to the Company) occurs and is continuing with respect to a series of Notes, the Trustee, by written notice to the Issuers, or the Holders of at least 25% in aggregate principal amount of the Notes of such series then outstanding, by written notice to the Issuers and the Trustee, may declare (an "acceleration declaration") the unpaid principal of and premium, if any, and accrued and unpaid interest on all the Notes of such series to be immediately due and payable. Upon such declaration of acceleration, the unpaid principal of and premium, if any, and accrued and unpaid interest on all the Notes of such series will become immediately due and payable. If an Event of Default specified in Section 6.1(a)(8) above with respect to the Company occurs, then the unpaid principal of and premium, if any, and accrued and unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     At any time after a declaration of acceleration with respect to the Fixed Rate Notes or Floating Rate Notes, as the case may be, as described in the preceding paragraph, the Holders of at least a majority in aggregate principal amount of the Outstanding Notes of such series may waive all past defaults and rescind and annul such acceleration and its consequences if all existing Events of Default with respect to such series except nonpayment of principal and interest that has become due solely because of the acceleration, have been cured or waived as provided in this Indenture, and the rescission would not conflict with any judgment, decree or order of a court of competent jurisdiction.

     Section 6.3. Other Remedies.

     (a) If an Event of Default occurs in respect of Notes of any series and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any (including Additional Amounts) and interest (including any additional interest) on such Notes or to enforce the performance of any provision of the Notes or this Indenture.

     (b) The Trustee may maintain a proceeding even if it does not possess any of the relevant Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

     Section 6.4. Waiver of Past Defaults. The Holders of at least a majority in aggregate principal amount of the then-Outstanding Fixed Rate Notes or Floating Rate Notes, as the case may be, may waive any existing Default or Event of Default with respect to such series, and its consequences, except a default in the payment of the principal of, premium, if any (including Additional Amounts), or interest (including any additional interest) on any Notes of such series or in respect of a covenant or provision of this Indenture that cannot be modified or superseded without the consent of the Holder of each Outstanding Note affected.



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     Section 6.5. Control by Majority. The Holders of a majority in principal amount of the Outstanding Fixed Rate Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to such series. Subject to Section 7.1 and Section 7.2, however, the Trustee may refuse to follow any direction that conflicts with law or this Indenture; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

     The Holders of a majority in principal amount of the Outstanding Floating Rate Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to such series. Subject to Section 7.1 and
Section 7.2, however, the Trustee may refuse to follow any direction that conflicts with law or this Indenture; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

     Section 6.6. Limitation on Suits.

     No Holder of any Notes will have any right to institute any proceeding with respect to this Indenture or for any remedy hereunder, unless:

          (1) such Holder gives to the Trustee written notice of a continuing Event of Default;

          (2) Holders of at least 25% in aggregate principal amount of then-Outstanding Notes of the relevant series make a written request to pursue the remedy;

          (3) such Holders of Notes of such series have offered to the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4) the Trustee does not comply within 60 days after receipt of such notice and the offer of security or indemnity; and

          (5) during such 60-day period the Holders of a majority in aggregate principal amount of then-Outstanding Notes of such series do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request.

     Section 6.7. Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture (including, without limitation, Section 6.6), the right of any Holder to receive payment of principal of, premium, if any, or interest on the Notes held by such Holder, on or after the respective due dates (after giving effect to the grace period specified in clause (2) of Section 6.1(a)), Redemption Dates or repurchase date expressed in this Indenture or the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

     Section 6.8. Collection Suit by Trustee. If an Event of Default specified in Section 6.1(a)(1) and (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against each Issuer and each Note Guarantor for the whole amount then due and owing (together with applicable interest on any overdue principal



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and, to the extent lawful, interest on overdue interest) and the amounts provided for in Section 7.7.

     Section 6.9. Trustee May File Proofs of Claim, etc.

     (a) The Trustee may (irrespective of whether the principal of the Notes is then due):

          (i) file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders under this Indenture and the Notes allowed in any bankruptcy, insolvency, liquidation or other judicial proceedings relative to either Issuer, any Note Guarantor or any Subsidiary of the Company or their respective creditors or properties; and

          (ii) collect and receive any moneys or other property payable or deliverable in respect of any such claims and distribute them in accordance with this Indenture.

Any receiver, trustee, liquidator, sequestrator (or other similar official) in any such proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, taxes, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due to the Trustee pursuant to Section 7.7.

     (b) Nothing in this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, examinership, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

     Section 6.10. Priorities. If the Trustee collects any money or property pursuant to this Article VI, it shall pay out the money or property in the following order:

          FIRST: to the Trustee for amounts due under Section 7.7;

          SECOND: if the Holders proceed against the Issuers directly without the Trustee in accordance with this Indenture, to Holders for their collection costs;

          THIRD: to Holders for amounts due and unpaid on the Notes for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest, respectively; and

          FOURTH: to the Issuers or, to the extent the Trustee collects any amount pursuant to Article X from any Note Guarantor, to such Note Guarantor, or to such party as a court of competent jurisdiction shall direct.

The Trustee may, upon notice to the Issuers, fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.



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     Section 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by the Issuers, a suit by a Holder pursuant to Section
6.7 or a suit by Holders of more than 10% in principal amount of Outstanding Notes.

                                  Article VII

                                     TRUSTEE

     Section 7.1. Duties of Trustee.

     (a) If a Default or an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     (b) Except during the continuance of a Default or an Event of Default:

          (1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

          (2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

     (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

          (1) this paragraph (c) does not limit the effect of paragraph (b) of this Section 7.1;

          (2) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

          (3) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.2, Section 6.4 or Section 6.5.



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     (d) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuers.

     (e) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

     (f) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

     (g) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Article VII and to the provisions of the TIA.

     (h) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from either Issuer shall be sufficient if signed by an Officer of such Issuer and any such demand, request, direction or notice shall be deemed to come from both Issuers unless otherwise specified therein.

     (i) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses (including reasonable attorneys' fees and expenses) and liabilities that might be incurred by it in compliance with such request or direction.

     Section 7.2. Rights of Trustee. Subject to Section 7.1:

     (a) The Trustee may conclusively rely on any document reasonably believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

     (b) Before the Trustee acts or refrains from acting at the direction of the Issuers or any Note Guarantor, it may require an Officer's Certificate therefrom or an Opinion of Counsel with respect thereto. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel.

     (c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

     (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee's conduct does not constitute willful misconduct or negligence.

     (e) The Trustee may consult with counsel of its selection, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect to any action taken,



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

omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

     (f) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture.

     (g) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

     (h) The Trustee may request that the Issuers deliver an Officer's Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer's Certificate may be signed by any person authorized to sign an Officer's Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

     Section 7.3. Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuers, the Note Guarantors or any of their Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar or co-Registrar may do the same with like rights. However, the Trustee must comply with Section 7.10 and Section 7.11.

     Section 7.4. Trustee's Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuers' use of the proceeds from the Notes and it shall not be responsible for any statement of the Issuers in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee's certificate of authentication.

     Section 7.5. Notice of Defaults. If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in the payment of principal of, premium (including Additional Amounts), if any, or interest (including additional interest, if any) on any Fixed Rate Note or Floating Rate Note, as the case may be, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding such notice is in the interests of the Holders of the relevant series of Notes.

     Section 7.6. Reports by Trustee to Holders. The Trustee shall comply with TIA ss. 313. The Issuers agree to notify promptly the Trustee whenever the Notes become listed on any stock exchange and of any delisting thereof.

     Section 7.7. Compensation and Indemnity.

     (a) The Issuers shall pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder as the Issuers and the



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Trustee shall from time to time agree in writing. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuers shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, costs of preparing and reviewing reports, certificates and other documents, costs of preparation and mailing of notices to Holders and reasonable costs of counsel retained by the Trustee in connection with the delivery of an Opinion of Counsel or otherwise, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee's agents, counsel, accountants and experts.

     (b) The Issuers and the Note Guarantors shall jointly and severally indemnify the Trustee against any and all loss, liability or expense (including reasonable attorneys' fees and expenses) incurred by it without negligence, willful misconduct or bad faith on its part in connection with the acceptance and administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture (including this Section 7.7) and of defending itself against any claims (whether asserted by any Holder, the Issuers, any Note Guarantor or otherwise). The Trustee shall notify the Company in writing promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuers shall not relieve the Issuers of their obligations hereunder except to the extent any Issuer or Note Guarantor is actually prejudiced thereby. The Issuers shall defend the claim and the Trustee may have separate counsel and the Issuers shall pay the fees and expenses of not more than one such counsel, provided that the Issuers shall not be required to pay such fees and expenses if they assume the Trustee's defense, and, in the reasonable judgment of outside counsel to the Trustee, there is no conflict of interest between the Issuers and the Trustee in connection with such defense. The Issuers need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own negligence, willful misconduct or bad faith.

     (c) To secure the Issuers' payment obligations in this Section 7.7, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of, premium, if any, and interest (including Additional Amounts, if any) on particular Notes.

     (d) The Issuers' and the Note Guarantors' payment obligations pursuant to this Section 7.7 shall survive the discharge of this Indenture and the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of a Bankruptcy Event of Default, the expenses are intended to constitute expenses of administration under any Bankruptcy Law; provided, however, that this shall not affect the Trustee's rights as set forth in this
Section 7.7 or Section 6.10.

     Section 7.8. Replacement of Trustee.

     (a) The Trustee may resign at any time by so notifying the Company in writing. The Holders of a majority in principal amount of the Outstanding Notes may remove the Trustee by so notifying the Company and such Trustee in writing and may appoint a successor Trustee reasonably acceptable to the Issuers. The Issuers shall remove the Trustee if:

          (1) the Trustee fails to comply with Section 7.10;



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          (2) the Trustee is adjudged bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

          (3) a receiver or other public officer takes charge of the Trustee or its property; or

          (4) the Trustee otherwise becomes incapable of acting.

     (b) If the Trustee resigns or is removed by the Issuers or by the Holders of a majority in principal amount of the Outstanding Notes and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of the Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuers shall promptly appoint a successor Trustee.

     (c) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.7.

     (d) If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount of the Outstanding Notes may petition, at the expense of the Issuers and the Note Guarantors, any court of competent jurisdiction for the appointment of a successor Trustee.

     (e) If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

     (f) Notwithstanding the replacement of the Trustee pursuant to this Section 7.8, the Issuers' obligations under Section 7.7 shall continue for the benefit of the retiring Trustee.

     Section 7.9. Successor Trustee by Merger.

     (a) If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

     (b) In case at the time such successor or successors to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.



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     Section 7.10. Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of TIA ss. 310(a). The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA ss. 310(b); provided, however, that there shall be excluded from the operation of TIA ss. 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuers are outstanding if the requirements for such exclusion set forth in TIA ss.
310(b)(1) are met.

     Section 7.11. Preferential Collection of Claims Against Issuers. The Trustee shall comply with TIA ss. 311(a), excluding any creditor relationship listed in TIA ss. 311(b). A Trustee who has resigned or been removed shall be subject to TIA ss. 311(a) to the extent indicated

     Section 7.12. Requests for Documentation in Connection with Qualification of the Indenture. The Trustee shall be entitled to receive from the Issuers and the Note Guarantors any such Officer's Certificates, Opinions of Counsel or other documentation as it may reasonably request in connection with any qualification of this Indenture under the TIA.



                                  Article VIII

                       DEFEASANCE; DISCHARGE OF INDENTURE

     Section 8.1. Legal Defeasance and Covenant Defeasance.

     (a) The Issuers may, at their option, at any time, elect to have either paragraph (b) or (c) of this Section 8.1 be applied to all Outstanding Notes of any series upon compliance with the conditions set forth in Section 8.2.

     (b) Upon the Issuers' exercise under paragraph (a) of this Section 8.1 of the option applicable to this paragraph (b), the Issuers and the Note Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.2, be deemed to have been discharged from their obligations with respect to all Outstanding Notes of such series and the Note Guarantees thereof on the date all of the conditions set forth in Section 8.2 (including Section 8.2(4)(b)) are satisfied (hereinafter, "Legal Defeasance"). For this purpose, Legal Defeasance means that the Issuers and the Note Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the Outstanding Notes of such series and the Note Guarantees thereof, which shall thereafter be deemed to be Outstanding only for the purposes of Section 8.3 and the other Sections of this Indenture referred to in clause (i) or (ii) of this paragraph (b), and to have satisfied all their other obligations under such Notes of such series and the Note Guarantees thereof and this Indenture (and the Trustee, on demand of and at the expense of the Issuers, shall execute proper instruments acknowledging the same), except for the following provisions, which shall survive until otherwise terminated or discharged hereunder:

          (i) the rights of Holders of Outstanding Notes to receive solely from the trust fund described in Section 8.3, and as more fully set forth in
     Section 8.3, payments in respect of the principal of and interest on such Notes when such payments are due,



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          (ii) the Issuers' obligations with respect to such Notes under Article
     II and Section 3.2,

          (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuers' obligations in connection therewith, and

          (iv) and Sections 8.3, 8.5 and 8.6.

Subject to compliance with this Article VIII, the Issuers may exercise their option under this paragraph (b) notwithstanding the prior exercise of their option under paragraph (c) of this Section 8.1.

     (c) Upon the Issuers' exercise under paragraph (a) of this Section 8.1 of the option applicable to this paragraph (c), the Issuers and the Note Guarantors shall, subject to the satisfaction of the applicable conditions set forth in
Section 8.2, be released from their obligations under the covenants contained in
Section 3.4, Section 3.5, Sections 3.8 through 3.14, Section 3.15 (except to the extent required by the TIA or the Securities Act), Section 3.16, Section 4.1(b) and (c) and Section 10.7 with respect to the Outstanding Notes of the applicable series, on and after the date the conditions set forth below are satisfied (hereinafter, "Covenant Defeasance"), and the Notes of the applicable series, shall thereafter be deemed not Outstanding for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be Outstanding for all other purposes hereunder (it being understood that such Notes shall not be deemed Outstanding for accounting purposes). For this purpose, such Covenant Defeasance means that, with respect to the Outstanding Notes of the applicable series, the Issuers may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event or Default under Sections 6.1(a)(3),
(4), (5), (6) and (7) and the first paragraph of Section 4.1 but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

     Section 8.2. Conditions to Defeasance.

     The Issuers may exercise their Legal Defeasance option or their Covenant Defeasance option only if:

          (1) the Issuers must irrevocably deposit with the Trustee, in trust for the benefit of the Holder of Fixed Rate Notes or Floating Rate Notes, as the case may be, U.S. Legal Tender, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants selected by the Issuers, to pay the principal of, premium, if any, and interest on the Notes of such series, on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2) in the case of Legal Defeasance, the Issuers will have delivered to the Trustee an Opinion of Counsel from counsel in the United States reasonably acceptable to the Trustee to the effect that:



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          (a) the Issuers or the Company has received from, or there has been published by, Internal Revenue Service, a letter ruling of the Internal Revenue Service; or

          (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

     in either case to the effect that, and based thereon such Opinion of Counsel will state that, the Holders of the Fixed Rate Notes or Floating Rate Notes, as the case may be, will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; provided, however, that such Opinion of Counsel need not be delivered if all Notes of the relevant series not previously delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year;

          (3) in the case of Covenant Defeasance, the Issuers have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee to the effect that the Holders of the Fixed Rate Notes or Floating Rate Notes, as the case may be, will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) in the case of Legal Defeasance or Covenant Defeasance, the Issuers have delivered to the Trustee:

          (a) an Opinion of Counsel in Ireland (or such other jurisdiction in which the Issuers and/or the Company is organized or incorporated) from counsel reasonably acceptable to the Trustee and independent of the Issuers and the Company to the effect that the Holders of the Fixed Rate Notes or Floating Rate Notes, as the case may be, will not recognize income, gain or loss for Irish (or such other jurisdiction in which the Issuers is organized or incorporated) tax purposes as a result of Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Irish (or such other jurisdiction in which each Issuer and/or the Company is organized or incorporated) taxes on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred; or

          (b) a ruling directed to the Trustee received from the tax authorities of Ireland (or such other jurisdiction in which each Issuer and/or the Company is organized or incorporated) to the same effect as the Opinion of Counsel described in clause (a) above;

          (5) the Company will have delivered to the Trustee an Officer's Certificate stating that such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (except any breach, violation or default as a result of the borrowing of the funds required to effect the deposit pursuant to clause (1) of this paragraph);



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          (6) the Issuers will have delivered to the Trustee an Officer's
     Certificate stating that the deposit was not made with the intent of preferring the Holders of the Fixed Rate Notes or Floating Rate Notes, as the case may be, over any other creditors of the Issuers or the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or the Company; and

          (7) the Issuers will have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel from counsel reasonably acceptable to the Trustee and independent of the Issuers and the Company, each stating that all conditions precedent provided for in, in the case of the Officer's Certificate, clauses (1) through (6) of this Section 8.2 and, in the case of the Opinion of Counsel, clauses (2) and/or (3) and (4) of this Section 8.2, in each case, have been complied with.

     Section 8.3. Application of Trust Money. The Trustee shall hold in trust all U.S. Legal Tender and U.S. Government Obligations (including in each case proceeds thereon) deposited with it pursuant to this Article VIII. It shall apply the deposited money, the U.S. Legal Tender and U.S. Government Obligations (including in each case proceeds thereon) through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes.

     Section 8.4. Repayment to Issuers.

     (a) The Trustee and the Paying Agent shall promptly turn over to the Issuers upon written request any excess money or securities held by them (including in each case proceeds thereon) upon payment of all the obligations under this Indenture.

     (b) Anything in this Article VIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuers from time to time upon a request by the Issuers any money, U.S. Legal Tender or U.S. Government Obligations held by it as provided in Section 8.2 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

     (c) Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Issuers upon request any money held by them for the payment of principal of or interest on the Notes that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Issuers for payment as general creditors.

     Section 8.5. Indemnity for U.S. Government Obligations. The Issuers shall pay and shall indemnify in accordance with Section 7.7 the Trustee against any tax (other than tax on income resulting from the Trustee's services), fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

     Section 8.6. Reinstatement. If the Trustee or Paying Agent is unable to apply any U.S. Legal Tender or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application,



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the obligations of the Issuers and the Note Guarantors under this Indenture, the
Notes of the applicable series and the Note Guarantees thereon shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or Paying Agent is permitted to apply all such U.S. Legal Tender or U.S. Government Obligations in accordance with this Article VIII; provided, however, that, if the Issuers and the Note Guarantors have made any payment of principal of or interest on any Notes because of the reinstatement of their obligations, the Issuers shall be subrogated to the rights of the Holders of such Notes to receive such payment from the U.S. Legal Tender or U.S. Government Obligations held by the Trustee or Paying Agent.

     Section 8.7. Satisfaction and Discharge.

     This Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of the Fixed Rate Notes or Floating Rate Notes, as the case may be, which will survive until all Notes of such series have been cancelled) as to all outstanding Notes when either:

     (1) all the Notes of such series that have been authenticated and delivered (except lost, stolen or destroyed Notes of such series which have been replaced or paid and Notes of such series for whose payment money has been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from this trust) have been delivered to the Trustee for cancellation; or

     (2) (a) all Notes of such series not delivered to the Trustee for cancellation otherwise have become due and payable, will become due and payable, or may be called for redemption, within one year or have been called for redemption pursuant to the provisions contained in Section 5.1, and the Issuers or a Note Guarantor on its behalf have irrevocably deposited or caused to be deposited with the Trustee funds in trust sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes of such series not theretofor delivered to the Trustee for cancellation;

     (b) the Issuers and the Note Guarantors have paid all sums payable by them under this Indenture; and

     (c) the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes of such series at maturity or on the date of redemption, as the case may be.

     In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

                                   Article IX

                                   AMENDMENTS

     Section 9.1. Without Consent of Holders.



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     (a) From time to time, the Issuers, the Company, the Subsidiary Note
Guarantors and the Trustee may amend this Indenture or the Notes without notice to or consent of any Holder:

          (1) to cure any ambiguity, omission, defect or inconsistency;

          (2) to comply with Article IV and/or Section 10.2;

          (3) to evidence or provide for a replacement Trustee;

          (4) to provide for uncertificated Notes in addition to or in place of Certificated Notes; provided, however, that any such uncertificated Notes shall be issued in registered form for purposes of Section 163(f) of the Code;

          (5) to add guarantees with respect to the Notes, to secure the Notes or make any intercreditor arrangements (not otherwise prohibited by this Indenture) with respect to such security;

          (6) to add to the covenants of the Issuers or the Note Guarantors for the benefit of the Holders or to surrender any right or power herein conferred upon the Issuers or the Note Guarantors;

          (7) to comply with any requirements of the Commission in connection with qualifying this Indenture or maintaining its qualification under the TIA;

          (8) to make any change that does not adversely affect the rights of any Holder in any material respect;

          (9) to provide for the issuance of the Exchange Notes of a series, which will be treated, together with any other Outstanding Notes of such series, as a single issue of securities;

          (10) to provide for the issuance of Additional Notes of a series as permitted by Section 2.2(c) and Section 2.14, which will be treated, together with any other Outstanding Notes of such series, as a single issue of securities; or

          (11) to release any Note Guarantor from any of its obligations under its Note Guarantee or this Indenture (to the extent permitted hereunder).

     (b) After an amendment under this Section 9.1 becomes effective, the Issuers shall mail to Holders a notice briefly describing such amendment. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.1.

     Section 9.2. With Consent of Holders.

     (a) From time to time, the Issuers, the Company, the Note Guarantors and the Trustee may amend this Indenture or the Fixed Rate Notes or the Floating Rate Notes, as the case may be, with the written consent of the Holders of at least a majority in principal amount of the



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

then-Outstanding Notes of each series affected (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), except that without the consent of each Holder affected, an amendment may not:

          (1) reduce the amount of Notes of such series whose Holders must consent to an amendment or waiver;

          (2) reduce the rate of or change or have the effect of changing the time for payment of interest, including Defaulted Interest, if any, and additional interest, if any, on any Notes of such series or change in any adverse respect the obligation of the Issuers and the Note Guarantors to pay Additional Amounts with respect to such series;

          (3) reduce the principal of or change or have the effect of changing the Stated Maturity of any Notes of such series, or change the date on which any Notes of such series may be subject to redemption, or reduce the redemption price therefor;

          (4) make any Notes of such series payable in money other than that stated in the Notes of such series;

          (5) make any change in the provisions of this Indenture entitling each Holder to receive payment of principal of, premium, if any, and interest on such Note of such series on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Outstanding Notes of such series to waive Defaults or Events of Default;

          (6) amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer with respect to such series in respect of a Change of Control that has occurred;

          (7) make any change in the provisions of this Indenture contained in
     Section 3.17 that adversely affects the rights of any Holder of Notes of such series or amend the terms of the Notes of such series in a way that would result in a loss of exemption from Taxes;

          (8) eliminate or modify in any manner the obligations of the Company with respect to its Elan Note Guarantee or of any Subsidiary Note Guarantor that is a Significant Subsidiary (or group of Subsidiary Note Guarantors that, taken together, would constitute a Significant Subsidiary) in respect of its Subsidiary Note Guarantee (or their Subsidiary Note Guarantees), which adversely affects Holders in any material respect, except as contemplated in this Indenture; or

          (9) make any change in the provisions of this Indenture or the related definitions affecting the ranking of the Fixed Rate Notes, the Floating Rate Notes, the Elan Note Guarantee or any Subsidiary Note Guarantee in a manner which adversely affects the Holders.

     (b) It shall not be necessary for the consent of the Holders under this
Section 9.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.



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

     (c) After an amendment, supplement or waiver under this Section 9.2 becomes effective, the Issuers shall mail to Holders a notice briefly describing such amendment, supplement or waiver. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment, supplement or waiver under this Section 9.2.

     Section 9.3. Compliance with Trust Indenture Act. Every amendment to this Indenture or the Notes shall comply with the TIA as then in effect.

     Section 9.4. Revocation and Effect of Consents and Waivers.

     (a) Until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder of a Note is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any Note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Note. Any such Holder or subsequent Holder, however, may revoke the consent as to his Note or portion of a Note, if the Trustee receives the written notice of revocation before the date the amendment, supplement, waiver or other action becomes effective.

     (b) The Issuers may, but shall not be obligated to, fix a record date, which need not be the date provided in TIA ss. 316(c) to the extent it would otherwise be applicable, for the purpose of determining the Holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

     (c) After an amendment, supplement, waiver or other action becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (1) through (9) of Section 9.2(a) hereof. In that case, the amendment, supplement, waiver or other action shall bind each Holder who has consented to it and every subsequent Holder or portion of a Note that evidences the same debt as the consenting Holder's Note.

     Section 9.5. Notation on or Exchange of Notes. If an amendment or supplement changes the terms of a Note, the Trustee may require the Holder of the Note to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the Holder. Alternatively, if the Issuers or the Trustee so determines, the Issuers in exchange for the Note will execute and upon Issuer Order the Trustee will authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment or supplement.

     Section 9.6. Trustee to Sign Amendments and Supplements. The Trustee shall sign any amendment or supplement authorized pursuant to this Article IX if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment or supplement the Trustee shall be entitled to receive the indemnity set forth in Section 7.7 and to receive, and (subject to Section 7.1 and Section 7.2) shall be fully protected in relying upon such evidence as



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

it deems appropriate, including, without limitation, solely on an Opinion of Counsel (which, in the case of any amendment or supplement pursuant to Section 9.1(a)(8) shall be from counsel reasonably acceptable to the Trustee and independent of the Issuers and the Company) stating that such amendment or supplement is authorized or permitted by this Indenture.

                                    Article X

                                 NOTE GUARANTEES

     Section 10.1. Note Guarantees.

     (a) Each Note Guarantor hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Note Guarantor, to each Holder and the Trustee (i) the due and punctual payment of the principal of and interest on each Note, when and as the same shall become due and payable, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal of and interest on the Notes, to the extent lawful, and the due and punctual payment of all other obligations and due and punctual performance of all obligations of the Issuers to the Holders or the Trustee all in accordance with the terms of such Note, this Indenture and any Registration Rights Agreement with respect to such Note, and (ii) in the case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise (the "Guaranteed Obligations"). Each Note Guarantor further agrees (to the extent permitted by law) that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from it, and that it will remain bound under this Article X notwithstanding any extension or renewal of any Guaranteed Obligation. Each Note Guarantor hereby agrees to pay, in addition to the amounts stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under any Note Guarantee.

     (b) Each Note Guarantor waives presentation to, demand of payment from and protest to the Issuers of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Note Guarantor waives notice of any default under the Notes or the Guaranteed Obligations. The obligations of each Note Guarantor hereunder shall not be affected by (i) the failure of any Holder to assert any claim or demand or to enforce any right or remedy against the Issuers or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of any thereof; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any Holder or the Trustee for the Guaranteed Obligations or any of them; (v) the failure of any Holder to exercise any right or remedy against any other Note Guarantor; or (vi) any change in the ownership of the Issuers.

     (c) Each Note Guarantor further agrees that its Note Guarantee herein constitutes a guarantee of payment when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder to any security held for payment of the Guaranteed Obligations.

     (d) The obligations of each Note Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than payment of the Guaranteed Obligations in full), including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Note Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Note Guarantor or would otherwise operate as a discharge of such Note Guarantor as a matter of law or equity.

     (e) Each Note Guarantor further agrees that its Note Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any of the Guaranteed Obligations is rescinded or must otherwise be restored by any Holder upon the bankruptcy or reorganization (including examinership) of either Issuer or otherwise.

     (f) In furtherance of the foregoing and not in limitation of any other right which any Holder has at law or in equity against each Note Guarantor by virtue hereof, upon the failure of the Issuers to pay any of the Guaranteed Obligations when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, each Note Guarantor hereby promises to and will, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders an amount equal to the sum of:

          (i) the unpaid amount of such Guaranteed Obligations then due and owing; and

          (ii) accrued and unpaid interest on such Guaranteed Obligations then due and owing (but only to the extent not prohibited by law).

     (g) Each Note Guarantor further agrees that, as between such Note Guarantor, on the one hand, and the Holders, on the other hand:

          (i) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in this Indenture for the purposes of its Note Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby; and

          (ii) in the event of any such declaration of acceleration of such Guaranteed Obligations, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Note Guarantor for the purposes of its Note Guarantee.

     Section 10.2. Guarantors May Consolidate, etc., on Certain Terms.

     (a) Except as provided in Section 10.3, no Subsidiary Note Guarantor may, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not such Subsidiary Note Guarantor is the surviving or continuing Person), other than the Company, the Issuers or another Subsidiary Note Guarantor, unless:

          (i) either:

               (A) such Subsidiary Note Guarantor will be the surviving or continuing Person; or

               (B) the Person (if other than such Subsidiary Note Guarantor) formed by such consolidation or into which such Subsidiary Note Guarantor is merged will expressly assume, by supplemental indenture substantially in the form attached as Exhibit E, executed and delivered to the Trustee, all obligations of such Subsidiary Note Guarantor under the Subsidiary Note Guarantee of such Subsidiary Note Guarantor, the Notes and this Indenture and all obligations of such Subsidiary Note Guarantor under the Registration Rights Agreement; and

          (ii) immediately after giving effect to such transaction, no Default or Event of Default will have occurred or be continuing.

     (b) Upon any consolidation or merger of a Subsidiary Note Guarantor in which such Subsidiary Note Guarantor is not the surviving or continuing Person, the surviving or continuing Person formed by such consolidation or into which such Subsidiary Note Guarantor is merged will succeed to, and be substituted for, and may exercise every right and power of, such Subsidiary Note Guarantor under the Subsidiary Note Guarantee of such Subsidiary Note Guarantor with the same effect as if such surviving or continuing Person had been named as such.

     Section 10.3. Limitation on Liability of Note Guarantor; Termination, Release and Discharge of Note Guarantee.

     (a) The obligations of each Note Guarantor in respect of its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Note Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Note Guarantor in respect of the obligations of such other Note Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Note Guarantor under its Note Guarantee not constituting a fraudulent conveyance, fraudulent transfer or similar illegal transfer under federal or state law or the law of the jurisdiction of formation or incorporation of such Note Guarantor.

     (b) A Note Guarantor will be released and relieved of its obligations under its Note Guarantee in the event that:

          (i) there is a Legal Defeasance of the Notes as described under
     Section 8.1 hereto;

          (ii) in the case of a Subsidiary Note Guarantor only, there is a sale or other disposition of all or substantially all of the assets of such Subsidiary Note Guarantor, or a sale or other disposition (including through merger, consolidation or otherwise) of all of the Capital Stock of such Subsidiary Note Guarantor then held by the Issuers and the other Restricted Subsidiaries; or

          (iii) in the case of a Subsidiary Note Guarantor only, such Subsidiary Note Guarantor is properly designated as an Unrestricted Subsidiary in accordance with Section 3.11;

provided that the transaction is carried out pursuant to and in accordance with all other applicable provisions of this Indenture.

     Section 10.4. Evidence of Note Guarantee. To evidence its Note Guarantee set forth in Section 10.1, each Subsidiary Note Guarantor hereby agrees to execute this Indenture with effect as of the date hereof or, in the case of a Person becoming a Subsidiary Note Guarantor pursuant to Section 10.7 hereof, to execute a supplemental indenture in the form attached as Exhibit E. The Company will evidence its Notes Guarantee by executing the Notice of Guarantee on each
Note in the form provided on Exhibit A hereto.

     Section 10.5. Right of Contribution. Each Note Guarantor that makes a payment or distribution under a Note Guarantee will be entitled to a contribution from each other Note Guarantor in a pro rata amount, based on the net assets of each Note Guarantor determined in accordance with GAAP, it being understood that such right of contribution shall be subordinated in right of payment to the Guaranteed Obligations of each Note Guarantor in respect of its Note Guarantee. The provisions of this Section 10.5 shall in no respect limit the obligations and liabilities of each Note Guarantor to the Trustee and the Holders and each Note Guarantor shall remain liable to the Trustee and the Holders for the full amount guaranteed by such Note Guarantor hereunder.

     Section 10.6. No Subrogation. Each Note Guarantor agrees that it shall not be entitled to any right of subrogation in respect of the rights of any Holder against the Note Guarantors or any collateral security or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guaranteed Obligations, nor shall any Note Guarantor seek or be entitled to seek any contribution or reimbursement from the Issuers in respect of payments made by such Note Guarantor hereunder until payment in full in cash or Cash Equivalents of all Guaranteed Obligations. If any amount shall be paid to any Note Guarantor on account of such subrogation rights at any time when all of the Guaranteed Obligations shall not have been paid in full in cash or Cash Equivalents, such amount shall be held by such Note Guarantor in trust for the Trustee and the Holders, segregated from other funds of such Note Guarantor, and shall, forthwith upon receipt by such Note Guarantor, be turned over to the Trustee in the exact form received by such Note Guarantor (duly endorsed by such Note Guarantor to the Trustee, if required), to be applied against the Guaranteed Obligations.

     Section 10.7. Additional Note Guarantees. The Company will cause any Person (other than the Issuers) with a Capitalization of at least $10,000 that becomes a Restricted Subsidiary (including upon a Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary) after the Issue Date (an "Additional Note Subsidiary Guarantor") to grant a guarantee (an "Additional Note Subsidiary Guarantee") of the Guaranteed Obligations under this Indenture and the Notes to the same extent that the Subsidiary Note Guarantors have guaranteed the Guaranteed Obligations under this Indenture and the Notes by executing a Supplemental Indenture substantially in the form of Exhibit E and providing the Trustee with an Officer's Certificate and Opinion on Counsel; provided, that there may be excluded as Subsidiary Note Guarantors: (i) EPIL III (so long as EPIL III does not engage in any activities other than the issuance, administration, redemption and repayment of the EPIL III Notes and activities related thereto), (ii) other Restricted Subsidiaries of the Company not excluded pursuant to clause (i), (iii) or (iv) of this proviso, whether existing on the Issue Date or which become Restricted Subsidiaries thereafter, that do not together constitute Material Restricted Subsidiaries, (iii) any Foreign Restricted Subsidiary in the event that the provision of a Subsidiary Note Guarantee by such Foreign Restricted Subsidiary would result in a material adverse tax consequence to the Company or any of its Subsidiaries and (iv) any Receivables Subsidiary; and provided further that if, other than in connection with the creation or acquisition of a Restricted Subsidiary, clause (ii) of the foregoing proviso fails to be satisfied as of the end of any fiscal quarter, the Company will cause one or more of its Restricted Subsidiaries that are not Subsidiary Note Guarantors to become Subsidiary Note Guarantors in accordance with the foregoing such that the Restricted Subsidiaries of the Company that are not Subsidiary Note Guarantors other than pursuant to clause (i), (iii) or (iv) of the above proviso do not constitute in the aggregate a Material Restricted Subsidiary.

                                   Article XI

                                  MISCELLANEOUS

     Section 11.1. Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the provision required by the TIA shall control. Until such time as this Indenture shall be qualified under the TIA, this Indenture, the Issuers, the Note Guarantors and the Trustee, shall as a matter of contract be deemed for all purposes hereof to be subject to and governed by the TIA to the same extent as would be the case if this Indenture were so qualified on the date hereof.

     Section 11.2. Notices.

     (a) Any notice or communication shall be in writing and delivered in person or mailed by first-class mail, postage prepaid, addressed as follows:

                  if to the Issuers or any Note Guarantor, to such party: c/o Elan Corporation, plc
                  Lincoln House, Lincoln Place
                  Dublin 2, Ireland
                  Facsimile: (353) 1 662 4949
                  Attention: Chief Financial Officer

                  With a copy to:
                  Cahill Gordon & Reindel LLP
                  80 Pine Street
                  New York, New York  10005

                  Facsimile:  212-269-5420
                  Attention:  Christopher Cox, Esq.

                  if to the Trustee:
                  The Bank of New York
                  Attention:  Corporate Trust Administration
                  101 Barclay Street - Floor 21 West
                  New York, New York 10286

                  With a copy to:

                  The Bank of New York
                  One Canada Square
                  London E14 5AL
                  Attention:  Global Trust Services

The Issuers or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

     (b) Any notice or communication mailed to a registered Holder shall be mailed to the Holder at the Holder's address as it appears on the registration books of the Registrar, in the case of Certificated Notes, and shall be sufficiently given if so mailed within the time prescribed. For so long as the Global Notes are outstanding, notices regarding the Notes shall also be given in writing to the Global Note Depositary and Custodian. Upon receipt of any notices, the Global Note Depositary and Custodian will forward any such notice to DTC or its nominee.

     (c) Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

     (d) Any notice or communication delivered to the Company under the provisions herein shall constitute notice to the Note Guarantors.

     Section 11.3. Communication by Holders with Other Holders. Holders may communicate pursuant to TIA ss. 312(b) with other Holders with respect to their rights under this Indenture (including the Note Guarantees) or the Notes. The Issuers, the Note Guarantors, the Trustee, the Registrar and anyone else shall have the protection of TIA ss. 312(c).

     Section 11.4. Certificate and Opinion as to Conditions Precedent. Upon any request or application by either Issuer to the Trustee to take or refrain from taking any action under this Indenture, each Issuer shall furnish to the
Trustee:

          (1) an Officer's Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

          (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

     Section 11.5. Statements Required in Certificate or Opinion. Each certificate or opinion, including each Officer's Certificate or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture shall include:

          (1) a statement that the individual making such certificate or opinion has read such covenant or condition;

          (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (3) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

          (4) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

In giving an Opinion of Counsel, counsel may rely as to factual matters on an Officer's Certificate or on certificates of public officials.

     Section 11.6. Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by, or a meeting of, Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

     Section 11.7. Legal Holidays. A "Legal Holiday" is a day that is not a Business Day. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

     Section 11.8. Governing Law, etc.

     (a) THIS INDENTURE (INCLUDING EACH NOTE GUARANTEE) AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. THE PARTIES HERETO EACH HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS INDENTURE, EACH NOTE GUARANTEE OR THE NOTES OR ANY TRANSACTION RELATED HERETO OR THERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

     (b) Each of the Issuers and the Note Guarantors hereby:

          (i) agrees that any suit, action or proceeding against it arising out of or relating to this Indenture (including the Note Guarantees) or the Notes, as the case may be, may be instituted in any Federal or state court sitting in The City of New York, Borough of Manhattan,

          (ii) waives to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and any claim that any suit, action or proceeding in such a court has been brought in an inconvenient forum,

          (iii) irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding,

          (iv) agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding may be enforced in the courts of the jurisdiction of which it is subject by a suit upon judgment, and

          (v) agrees that service of process by mail to the addressed specified herein shall constitute personal service of such process on it in any such suit, action or proceeding.

     (c) The Issuers and the Note Guarantors have appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011,as their authorized agent (the "Authorized Agent") upon whom all writs, process and summonses may be served in any suit, action or proceeding arising out of or based upon this Indenture or the Notes which may be instituted in any state or federal court in The City of New York, Borough of Manhattan, New York. The Issuers and the Note Guarantors hereby represent and warrant that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Issuers and the Note Guarantors agree to take any and all action, including the filing of any and all documents, that may be necessary to continue each such appointment in full force and effect as aforesaid so long as the Notes remain outstanding. The Issuers and the Note Guarantors agree that the appointment of the Authorized Agent shall be irrevocable so long as any of the Notes remain outstanding or until the irrevocable appointment by the Issuers and the Note Guarantors of a successor agent in The City of New York, Borough of Manhattan, New York as each of their authorized agent for such purpose and the acceptance of such appointment by such successor. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Issuers and the Note Guarantors.

     (d) To the extent that any of the Issuers and the Note Guarantors have or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Issuers and the Note Guarantors hereby irrevocably waive and agree not to plead or claim such immunity in respect of their obligations under this Indenture or the Notes.

     (e) Nothing in this Section 11.8 shall affect the right of the Trustee or any Holder of the Notes to serve process in any other manner permitted by law.

     Section 11.9. No Recourse Against Others. No incorporator, director, officer, employee, shareholder or controlling Person, as such, of the Issuers, the Company or any Subsidiary Note Guarantor will have any liability for any obligations of the Issuers under the

Notes or this Indenture, the Company under the Elan Note Guarantee or this Indenture or any Subsidiary Note Guarantor under its Subsidiary Note Guarantee or this Indenture for any claims based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes, the Elan Note Guarantee and the Subsidiary Note Guarantees.

     Section 11.10. Successors. All agreements of the Issuers and the Note Guarantors in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successors.

     Section 11.11. Duplicate and Counterpart Originals. The parties may sign any number of copies of this Indenture by original as facsimile signature. One signed copy or facsimile is enough to prove this Indenture. This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed an original, but all of them together represent the same agreement.

     Section 11.12. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     Section 11.13. [intentionally omitted]

     Section 11.14. Currency Indemnity.

     (a) U.S. Legal Tender is the sole currency of account and payment for all sums payable by the Issuers or any Note Guarantor under or in connection with the Notes or this Indenture, including damages. Any amount received or recovered in currency other than U.S. Legal Tender in respect of the Notes (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of either Issuer, any Subsidiary or otherwise) by any Holder of the Notes in respect of any sum expressed to be due to it from the Issuers or any Note Guarantor shall only constitute a discharge of them under the Notes and this Indenture only to the extent of the U.S. Legal Tender amount which the recipient would be able to purchase (whether or not such purchase is actually made) based on commercially reasonable procedures available to such Holders, after any premium and cost of exchange, with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. Legal Tender amount is less than the U.S. Legal Tender amount expressed to be due to the recipient under the Notes or this Indenture, the Issuers shall jointly and severally indemnify and hold harmless the recipient against any loss or cost sustained by it in making any such purchase.

     (b) The indemnities of the Issuers and the Note Guarantors contained in this Section 11.14, to the extent permitted by law: (i) constitute a separate and independent obligation from the other obligations of the Issuers and the Note Guarantors under this Indenture and the Notes; (ii) shall give rise to a separate and independent cause of action against the Issuers and the Note Guarantors; (iii) shall apply irrespective of any waiver granted by any Holder of the Notes or the Trustee from time to time; and (iv) shall continue in full force and effect notwithstanding any other judgment, order, claim or proof of claim for a liquidated amount in respect of any sum due under the Notes or this Indenture or any other judgment or order

     Section 11.15. Table of Contents; Headings. The table of contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

     IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

                                 ELAN FINANCE CORP.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ELAN FINANCE CORP.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:

                                 PRESENT when the
                                 Common Seal of ELAN
                                 FINANCE PUBLIC LIMITED
                                 COMPANY Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 FINANCE PUBLIC LIMITED
                                 COMPANY Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 CORPORATION, PLC Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 CORPORATION, PLC Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of DRUG
                                 RESEARCH CORPORATION,
                                 PUBLIC LIMITED COMPANY
                                 Was affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:

                                 PRESENT when the
                                 Common Seal of DRUG
                                 RESEARCH CORPORATION,
                                 PUBLIC LIMITED COMPANY
                                 Was affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 HOLDINGS LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 HOLDINGS LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 FOUR LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 FOUR LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of THE
                                 INSTITUTE OF
                                 BIOPHARMACEUTICS
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:

                                 PRESENT when the
                                 Common Seal of THE
                                 INSTITUTE OF
                                 BIOPHARMACEUTICS
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of
                                 MONKSLAND HOLDINGS
                                 COMPANY Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of
                                 MONKSLAND HOLDINGS
                                 COMPANY Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of TACKSON
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of TACKSON
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:

                                 PRESENT when the
                                 Common Seal of ELAN
                                 INNOVATIONS LIMITED
                                 Was affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 INNOVATIONS LIMITED
                                 Was affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 MANAGEMENT LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 MANAGEMENT LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 MEDICAL TECHNOLOGIES
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:

                                 PRESENT when the
                                 Common Seal of ELAN
                                 MEDICAL TECHNOLOGIES
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 MEDICAL TECHNOLOGIES
                                 (IRELAND) Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 MEDICAL TECHNOLOGIES
                                 (IRELAND) Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 PHARMA LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 PHARMA LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 PHARMA INTERNATIONAL
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the

                                 Common Seal of ELAN
                                 PHARMA INTERNATIONAL
                                 LIMITED Was affixed
                                 thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 TRANSDERMAL LIMITED
                                 Was affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 TRANSDERMAL LIMITED
                                 Was affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 ONE LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:


                                 PRESENT when the
                                 Common Seal of ELAN
                                 ONE LIMITED Was
                                 affixed thereto:

                                 _________________________________
                                 Name:
                                 Title:

                                 ELAN PHARMA LIMITED


                                By:
                                    ------------------------------------
                                       Name:
                                       Title:


                                 ATHENA NEUROSCIENCES (EUROPE) LIMITED


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 G.W. CARNRICK CO. LIMITED

                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 MEADWAY PHARMACEUTICALS LTD.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 THE LIPOSOME COMPANY LIMITED


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ATHENA NEUROSCIENCES, INC.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ATHENA NEUROSCIENCES FINANCE, LLC


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:

                                 ELAN DIAGNOSTICS, INC.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ELAN DRUG DELIVERY, INC.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ELAN OPERATIONS, INC.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ELAN PHARMACEUTICALS, INC.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ELAN PHARMACEUTICAL MANAGEMENT CORP.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:


                                 ELAN HOLDINGS, INC.


                                 By:
                                     --------------------------------
                                     Name:
                                     Title:

                                 The Common Seal of AXOGEN LIMITED was hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                 The Common Seal of ELAN CAPITAL CORP., LTD.
                                 was hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                 The Common Seal of ELAN FINANCE CORPORATION
                                 LTD.  was hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary

                                 The Common Seal of ELAN INTERNATIONAL INSURANCE LTD. was hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                 The Common Seal of ELAN INTERNATIONAL
                                 MANAGEMENT LTD. was hereunto affixed in
                                 the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                 The Common Seal of ELAN INTERNATIONAL SERVICES LTD. was hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                 The Common Seal of NEURALAB LIMITED was
                                 hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary

                                 The Common Seal of ELAN INTERNATIONAL
                                 PORTFOLIOS LTD. was hereunto affixed in
                                 the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                 The Common Seal of ELAN PHARMACEUTICAL
                                 INVESTMENTS LTD. was hereunto affixed in the presence of:


                                 ____________________________


                                 Director


                                 ____________________________


                                 Secretary




                                The Common Seal of QUADRANT HOLDINGS (BERMUDA) LIMITED was hereunto affixed in the presence of:


                                ____________________________


                                Director


                                ____________________________


                                Secretary

                                Elan Pharma B.V.



                                By: ________________________
                                Name:
                                Title:



                                Monksland Holdings B.V.



                                By: ________________________
                                Name:
                                Title:

                                THE BANK OF NEW YORK,
                                    as Trustee


                                By:
                                    Name:
                                    Title:

                                                                       EXHIBIT A

                                  FORM OF NOTE


         [Include the following legend for Global Notes only:

     "THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER.]

     [Include the following legend on all Notes that are Restricted Notes:

     "THIS NOTE AND THE GUARANTEES ON THE NOTES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW AND IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS CONTAINED IN THE INDENTURE UNDER WHICH THE NOTES AND THE GUARANTEES ON THE NOTES WERE ISSUED. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR
     (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN TWO YEARS AFTER THE ORIGINAL ISSUANCE OF THIS NOTE RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO ELAN FINANCE PUBLIC LIMITED COMPANY, ELAN FINANCE CORP., ELAN CORPORATION, PLC OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT,
     (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF ELAN FINANCE PUBLIC LIMITED COMPANY OR ELAN FINANCE CORP. SO REQUESTS), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS
     NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE WITHIN TWO YEARS AFTER THE ORIGINAL ISSUANCE OF THIS NOTE, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT

     SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."]

     [Include the following legend for Certificated Notes only:

     IN CONNECTION WITH ANY TRANSFER OF ANY CERTIFICATED NOTE, THE HOLDER WILL DELIVER TO THE REGISTRAR SUCH OPINIONS OF COUNSEL, CERTIFICATES AND/OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE IN FORM REASONABLY SATISFACTORY TO IT AS PROVIDED FOR IN THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIED WITH THE FOREGOING RESTRICTIONS AS PROVIDED FOR IN THE INDENTURE."]

     [Include the following legend for Regulation S Notes:

     THIS NOTE AND ANY RELATED NOTE GUARANTEES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, UNLESS THIS NOTE IS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF IS AVAILABLE.]



                              FORM OF FACE OF NOTE

No. [___]                                 Principal Amount $[______________]

                               [If a Global Note, include the following 2 lines:
                                     as revised by the Schedule of Increases and
                                       Decreases in Global Note attached hereto]


                                                          CUSIP NO. ____________
[If the Note is a Regulation S Global Note, delete the reference to CUSIP NO.
                                                            and replace it with:



     Elan Finance public limited company, a public limited company incorporated and registered under the laws of Ireland, and Elan Finance Corp., a Delaware corporation, as joint and several obligors promise to pay to [___________], or registered assigns, the principal sum of [__________________] Dollars, as revised by the Schedule of Increases and Decreases in Global Note attached hereto], on November 15, 2011.

     Interest Payment Dates: [________] and [________](1), commencing on [ ],
     2005

     Record Dates:[________] and [________](2)

     All amounts will be payable in United States dollars.

     Unless the certificate of authentication hereof has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.


----------

1 [Note: E.g., February 15, May 15, August 15 and November 15, with respect to Floating Rate Notes, and May 15 and November 15, with respect to Fixed Rate Notes, in each case commencing on May 15, 2005.]

2 [Note: E.g., February 1, May 1, August 1 and November 1, with respect to Floating Rate Notes, and May 1 and November 1, with respect to Fixed Rate Notes.]

               Additional provisions of this Note are set forth on
                          the other side of this Note.

                       ELAN FINANCE PUBLIC LIMITED COMPANY


                       By:
                           -----------------------------------------
                           Name:
                           Title:

                       Attest:

                       By:
                           -----------------------------------------
                           Name:
                           Title:



                       ELAN FINANCE CORP.


                       By:
                           -----------------------------------------
                           Name:
                           Title:

                       Attest:

                       By:
                           -----------------------------------------
                           Name:
                           Title:

TRUSTEE'S CERTIFICATE OF
  AUTHENTICATION

The Bank of New York,
as Trustee, certifies
that this is one of
the Notes referred
to in the Indenture.

By:  ___________________
     Authorized Signatory                       Date:  ___________________

                          FORM OF REVERSE SIDE OF NOTE
                              for Fixed Rate Notes

                     7 3/4% Senior Fixed Rate Notes due 2011

1. Interest

     Elan Finance public limited company, a public limited company incorporated and registered under the laws of Ireland (such public limited company and its successors and assigns under the Indenture hereinafter referred to, "Elan Finance"), and Elan Finance Corp., a Delaware corporation (such corporation, and its successors and assigns under such Indenture, "Elan Corp.", and together with Elan Finance, the "Issuers"), as joint and several obligors, promise to pay interest on the principal amount of this Note at the rate per annum shown above.

     The Issuers will pay interest semiannually in arrears on each Interest Payment Date of each year commencing May 15, 2005. Interest on the Notes will accrue from the most recent date to which interest has been paid on the Notes or, if no interest has been paid, from and including November 16, 2004. The Issuers shall pay interest on overdue principal (plus interest on such interest to the extent lawful), at the rate borne by the Notes to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and, to the extent such payments are lawful, interest on overdue installments of interest ("Defaulted Interest") without regard to any applicable grace periods at the rate shown on this Note, as provided in the Indenture.

     All payments made by the Issuers in respect of the Notes will be made free and clear of and without deduction or withholding for or on account of any Taxes imposed or levied by or on behalf of any Taxing Jurisdiction, unless such withholding or deduction is required by law or by the interpretation or administration thereof. In that event, the Issuers will pay to each Holder of the Notes Additional Amounts as provided in the Indenture subject to the limitations set forth in the Indenture.

2. Method of Payment

     Prior to 10:00 a.m. New York City time on the date on which any principal of or interest on any Note is due and payable, the Issuers shall irrevocably deposit with the Trustee or the Paying Agent money sufficient to pay such principal and/or interest. The Issuers will pay interest (except Defaulted Interest) to the Global Note Depositary and Custodian, in the case of Notes which are Global Notes, and to the Persons who are registered Holders of Notes, in the case of Notes which are Certificated Notes, at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date. Holders must surrender Notes to a Paying Agent to collect principal payments. The Issuers will pay principal and interest in U.S. Legal Tender.

     Payment in respect of Notes represented by a Global Note (including principal and interest) will be made by the transfer of immediately available funds to the Holder of the Global Notes. For so long as the Notes are represented by a Global Note, the bearer of the

Global Note shall be treated as the Holder of the Notes for all purposes in accordance with and subject to the terms of the Indenture. Each holder of a Book-Entry Interest must look solely to the Global Note Depositary and Custodian for its share of each payment made to the bearer of this Global Note. All payments of any amounts payable and paid to the bearer of this Global Note shall be valid and, to the extent of the sums so paid, sufficient to satisfy and discharge the liability for the moneys payable hereon.

     The Issuers will make all payments in respect of a Certificated Note (including principal and interest) by mailing a check to the registered address of each registered Holder of Notes which are Certificated Notes thereof; provided, however, that payments on the Notes may also be made, in the case of a Holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 15 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3. Paying Agent and Registrar

     Initially, The Bank of New York (the "Trustee"), will act as Trustee, Paying Agent and Registrar. The Issuers may appoint and change any Paying Agent, Registrar or co-Registrar without notice to any Holder. Either Issuer or any Note Guarantor may act as Paying Agent, Registrar or co-Registrar.

4. Indenture

     The Issuers issued the Notes under an Indenture, dated as of November 16, 2004 (as it may be amended or supplemented from time to time in accordance with the terms thereof, the "Indenture"), between the Issuers, the Note Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of those terms. Each Holder, by accepting a Note, agrees to be bound by all of the terms and provisions of the Indenture, as amended or supplemented from time to time.

     The Notes are general unsecured, joint and several, obligations of the Issuers, of which $850.0 million in aggregate principal amount will be initially issued on the Issue Date. Subject to the conditions set forth in the Indenture and without the consent of the Holders, the Issuers may issue Additional Notes. All Notes will be treated as a single class of securities under the Indenture.

     The Indenture imposes certain limitations on, among other things, the ability of the Issuers, the Company, the Subsidiary Note Guarantors and certain Restricted Subsidiaries to: Incur Indebtedness, make Restricted Payments, incur Liens, make Asset Sales, designate Unrestricted Subsidiaries, enter into transactions with Affiliates, or consolidate or merge or transfer or convey all or substantially all of the Company's and its Restricted Subsidiaries' assets.

     To guarantee the due and punctual payment of the principal of and interest on the Notes and all other amounts payable by the Issuers under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Company and the Subsidiary Note Guarantors have unconditionally guaranteed (and each future Material Restricted Subsidiary will unconditionally guarantee), jointly and severally, such obligations pursuant to the terms of the Indenture. Each Note Guarantee will be subject to release as provided in the Indenture. The obligations of each Note Guarantor in respect of its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Note Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Note Guarantor in respect of the obligations of such other Note Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Note Guarantor under its Note Guarantee not constituting a fraudulent conveyance, fraudulent transfer or similar illegal transfer under federal or state law or the law of the jurisdiction of formation or incorporation of such Note Guarantor.

5. Redemption

     Optional Redemption. Except as stated below, the Issuers may not redeem the Notes prior to November 15, 2008. On and after November 15, 2008 the Issuers may redeem the Notes, at their option, in whole at any time or in part from time to time, upon not less than 30 days' and not more than 60 days' prior notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, at the following redemption prices, expressed as percentages of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on November 15 of any year set forth below:

                         Year                                   Percentage
                         ----                                   ----------

        2008....................................                103.875%

        2009....................................                101.938%

        2010 and thereafter...................                  100.000%


     Make Whole Redemption. At any time prior to November 15, 2008, the Notes may also be redeemed by the Issuers or any other Person designated by the Issuers in whole but not in part, at the Issuers' option, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Fixed Rate Premium as of, and accrued but unpaid interest, if any, to the date of redemption. Such redemption may be made upon notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, not less than 30 and not more than 60 days prior to the redemption date. The Issuers may provide in such notice that payment of such price and performance of the Issuers' obligations with respect to such redemption or purchase may be performed by another person.

     "Applicable Fixed Rate Premium" means, with respect to a Fixed Rate Note at any redemption date, the greater of:

     (a) 1.0% of the principal amount of such Fixed Rate Note; and

     (b) the excess of:

     (1) the present value at such redemption date of:

     (x) the redemption price of such Fixed Rate Note on November 15, 2008 (such redemption price being that described in the first paragraph of this "Optional Redemption" section) plus

     (y) all required remaining scheduled interest payments due on such Fixed Rate Note through November 15, 2008, other than accrued interest to such redemption date,

computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum discounted on a semi-annual bond equivalent basis, over

     (2) the principal amount of such Fixed Rate Note on such redemption date.

     Calculation of the Applicable Fixed Rate Premium will be made by the Issuers or on behalf of the Issuers by such Person as the Issuers shall designate and will not be a duty or obligation of the Trustee.

     "Treasury Rate" means, with respect to any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 15, 2008; provided that if the period from such redemption date to November 15, 2008 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such redemption date to November 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

     Optional Redemption upon Equity Offerings. Notwithstanding the foregoing, at any time, or from time to time, after February 17, 2006 and on or prior to November 15, 2007, the Issuers or the Company may, at its option, upon not less than 30 days' and not more than 60 days' prior notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, redeem in the aggregate up to 35% of the aggregate principal amount of the Fixed Rate Notes issued under the Indenture with the net cash proceeds of one or more Equity Offerings at a redemption price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest thereon through the redemption date; provided that:

     (i) after giving effect to any such redemption at least 65% of the aggregate principal amount of the Fixed Rate Notes issued under the Indenture remains outstanding; and

     (ii) the Issuers make such redemption not more than 90 days after the consummation of such Equity Offering.

     Tax Redemption

     The Notes are redeemable for cash at the Issuers' option prior to their maturity in the event of certain changes in the tax laws of a Taxing Jurisdiction after the date of issuance of the Notes (or, in the case of Additional Amounts payable by a Successor Person, after six months after the date on which that Successor Person became such pursuant to applicable provisions of the Indenture (such date, a "Successor Date"), provided such changes in tax laws were not announced on or prior to such Successor Date) as specified below. If, as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) and treaties of a Taxing Jurisdiction, or any amendment to or change in any official position concerning the interpretation, administration or application of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or any action taken by a taxing authority which action is generally applied or is taken with respect to the Issuers or the Company), which change, amendment, application or interpretation is proposed and becomes effective on or after the date of issuance of the Notes (or, in the case of Additional Amounts payable by a Successor Person, after six months after the Successor Date, provided such changes in tax laws were not announced on or prior to such Successor Date), the Issuers, the Company, the Subsidiary Note Guarantors or a Successor Person has or would become obligated to pay to the Holder of any Notes Additional Amounts, and such obligations cannot be avoided by the Issuers, the Company, the Subsidiary Note Guarantors or a Successor Person, as applicable, taking commercially reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) available to it, then the Issuers may, at their option, redeem the Notes in whole but not in part, upon not less than 30 days' and not more than 90 days' notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, at a redemption price equal to 100% of the Notes' aggregate principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, on such Notes, to but excluding the redemption date.

     For the avoidance of doubt, the Notes shall not be redeemable under this paragraph because the Notes have not been listed or fail to remain listed on the Irish Stock Exchange, unless such failure is caused by a change in tax law that otherwise could serve as a basis for redemption of the Notes under this Tax Redemption provision.

     Optional Redemption and Repurchase Procedures

     In the event any Global Note (or any portion thereof) is redeemed or repurchased under Section 3.10 or Section 3.16 of the Indenture, the Global Note Depositary and Custodian will redeem or repurchase, from the amount received by it in respect of the redemption or repurchase of any Global Note, an equal amount of the Global Receipts. The redemption or repurchase price payable in connection with the redemption or repurchase of Global Receipts will be equal to the amount received by the Global Note Depositary and Custodian in connection with the redemption or repurchase of the Global Notes (or any portion thereof). The Issuers understand that under existing DTC practices, if less than all of the Notes are to be redeemed at any time, DTC will credit its participants' accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as DTC deems fair and appropriate; provided that no beneficial interests of less than $1,000 principal amount may be redeemed in part.

     In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any other method as the Trustee deems fair and appropriate. If a partial redemption is made in accordance with the section "Optional Redemption upon Equity Offerings" above, selection of the Notes or portions thereof for redemption will, subject to the preceding sentence, be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC), unless the method is otherwise prohibited. No Notes in a principal amount of $1,000 or less may be redeemed in part and Notes in a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

     If Notes are to be redeemed in part only, the notice of redemption will state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof (if any) will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a global note will be made, as appropriate).

     On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture. Upon redemption of any Notes by the Issuers or any other Person, such Notes will be cancelled.

     In the case of any partial redemption, selection of the Notes for redemption will be made in accordance with Article V of the Indenture. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

     Acquisition of Notes

     The Issuers and the Company may acquire Notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

6. Repurchase Provisions

     Change Of Control Offer. Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require that the Issuers purchase all or a portion (in integral multiples of $1,000) of the Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest through the date of purchase. Within 30 days following the date upon which the Change of Control occurred, the Issuers must make a Change of Control Offer pursuant to a Change of Control Notice. As more fully described in the Indenture, the Change of Control Notice shall state, among other things, the Change of Control Payment Date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by applicable law.

     Asset Sale Offer. The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries to make Asset Sales. In the event the proceeds from a permitted Asset Sale exceed certain amounts and are not applied as specified in the Indenture, the Issuers will be required to make an Asset Sale Offer to purchase to the extent of such remaining proceeds each Holder's Notes together with holders of certain other Indebtedness at 100% of the principal amount thereof, plus accrued interest (if any) to the Asset Sale Offer Payment Date, as more fully set forth in the Indenture.

                  [Insert for Certificated Notes:

     In the event of repurchase of the Note pursuant to a Change of Control Offer or Asset Sale Offer in part only, a new Note or Notes for the unpurchased portion will be issued in the name of the Holder hereof upon cancellation hereof.]

7. Denominations; Transfer; Exchange

     The Notes are issuable only without coupons, and only in denominations of principal amount of $1,000 and any integral multiple thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange (i) any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) for a period beginning 15 days before the mailing of a notice of Notes to be redeemed and ending on the date of such mailing or (ii) any Notes for a period beginning 15 days before an interest payment date and ending on such interest payment date.

8. Persons Deemed Owners

                 [for Certificated Notes, include the following:

     Prior to due presentment of this Note for registration or transfer, the Issuers, the Note Guarantors, the Trustee, and any agent of the Issuers, the Note Guarantors, the Trustee and any agent of the Issuers, the Note Guarantors, or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuers, the Note Guarantors, the Trustee or any such agent shall be affect by notice to the contrary.]

                  [for Global Note: include the following:

     The bearer of this Note may be treated as the owner for all purposes.]

9. Unclaimed Money

     If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Issuers at their request unless an abandoned property law designates another Person. After any such payment, Holders entitled to the money must look only to the Issuers and not to the Trustee for payment.

10. Discharge Prior to Redemption or Maturity

     Subject to certain conditions set forth in the Indenture, the Issuers at any time may terminate some or all of their obligations under the Notes and the Indenture if the Issuers deposit with the Trustee U.S. Legal Tender or U.S. Government Obligations for the payment of principal of and interest on the Notes to redemption or maturity, as the case may be.

11. Amendment, Waiver

     Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended or supplemented with the written consent of the Holders of at least a majority in principal amount of the then-Outstanding Notes and (ii) any default (other than with respect to nonpayment or in respect of a provision that cannot be amended or supplemented without the written consent of each Holder affected) or noncompliance with any provision may be waived with the written consent of the Holders of a majority in aggregate principal amount of the then-Outstanding Notes. Subject to certain exceptions set forth in the Indenture, without the consent of any Holder, the Issuers and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, omission, defect or inconsistency, or to comply with Article IV of the Indenture, or to provide for uncertificated Notes in addition to or in place of Certificated Notes, or to add guarantees with respect to the Notes or to secure the Notes, or to add additional covenants or surrender rights and powers conferred on the Issuers, or to comply with any request of the Commission in connection with qualifying the Indenture under the TIA, or to make any change that does not adversely affect the rights of any Holder, or to provide for the issuance of Exchange Notes or Additional Notes.

12. Defaults and Remedies

     If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default which will result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

     Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest.

13. Trustee Dealings with the Issuers

     Subject to certain limitations set forth in the Indenture, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuers or their Affiliates and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee.

14. No Recourse Against Others

     No incorporator, director, officer, employee, shareholder or controlling Person, as such, of the Issuers, the Company or any Subsidiary Note Guarantor will have any liability for any obligations of the Issuers under the Notes or the Indenture, the Company under the Elan Note Guarantee or the Indenture or any Subsidiary Note Guarantor under its Subsidiary Note Guarantee or the Indenture for any claims based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes, the Elan Note Guarantee and the Subsidiary Note Guarantees.

15. Authentication

     This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent acting on its behalf) manually signs the certificate of authentication on the other side of this Note.

16. Abbreviations

     Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entirety), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian) and U/G/M/A (=Uniform Gift to Minors Act).

17. CUSIP or ISIN Numbers

     Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures the Issuers have caused CUSIP or ISIN numbers to be printed on the Notes and have directed the Trustee to use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

18. Governing Law

     This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

19. Currency of Account; Conversion of Currency.

     U.S. Legal Tender is the sole currency of account and payment for all sums payable by the Issuers and the Note Guarantors under or in connection with the Notes or the Indenture, including damages. The Issuers and the Note Guarantors will indemnify the Holders as provided in respect of the conversion of currency relating to the Notes and the Indenture.

20. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

     The Issuers and the Note Guarantors have agreed that any suit, action or proceeding against the Company brought by any Holder or the Trustee arising out of or based upon the Indenture or the Notes may be instituted in any state or federal court in Borough of Manhattan, The City of New York, New York. The Issuers and the Note Guarantors have irrevocably submitted to the non-exclusive jurisdiction of such courts for such purpose and waived, to the fullest extent permitted by law, trial by jury and any objection they may now or hereafter have to the laying of venue of any such proceeding, and any claim they may now or hereafter have that any proceeding in any such court is brought in an inconvenient forum. The Issuers and the Note Guarantors have appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011as each of their authorized agent upon whom all writs, process and summonses may be served in any suit, action or proceeding arising out of or based upon the Indenture or the Notes which may be instituted in any state or federal court in Borough of Manhattan, The City of New York, New York. To the extent that any of the Issuers and the Note Guarantors have or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to themselves or any of their property, the Issuers and the Note Guarantors have irrevocably waived and agreed not to plead or claim such immunity in respect of their obligations under the Indenture or the Notes.

     The Issuers will furnish to any Holder upon written request and without charge to the Holder a copy of the Indenture which has in it the text of this
Note in larger type. Requests may be made to:

                   Elan Finance public limited company
                   c/o Elan Corporation, plc
                   Lincoln House
                   Lincoln Place
                   Dublin 2, Ireland
                   Attention:  Chief Financial Officer

                  Elan Finance Corp.
                  c/o Elan Corporation, plc
                  Lincoln House, Lincoln Place
                  Dublin 2, Ireland
                  Attention: Chief Financial Officer

                          FORM OF REVERSE SIDE OF NOTE
                             for Floating Rate Notes

                       Senior Floating Rate Notes due 2011

1. Interest

     Elan Finance public limited company, a public limited company incorporated and registered under the laws of Ireland (such public limited company and its successors and assigns under the Indenture hereinafter referred to, "Elan Finance"), and Elan Finance Corp., a Delaware corporation (such corporation, and its successors and assigns under such Indenture, "Elan Corp.", and together with Elan Finance, the "Issuers"), as joint and several obligors, promise to pay interest on the principal amount of this Note at the rate stated below.

     The Issuers will pay interest quarterly in arrears on each Interest Payment Date of each year commencing on May 15, 2005. Interest on the Notes will accrue at a floating rate per annum, reset quarterly (except that the first interest reset date will be May 15, 2005), equal to Three-Month LIBOR (Six-Month LIBOR for the first interest payment period) determined for the relevant interest period plus 4.00% (400 basis points). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the November 16, 2004.

Determination of Floating Interest Rate

     As long as any Notes are outstanding, the Issuers will maintain a calculation agent for calculating the interest rates on the floating rate notes. The Issuers have initially appointed the Trustee to serve as the calculation agent.

     The calculation agent will reset the rate of interest on the Notes on each interest payment date. The interest rate set for the Notes on a particular interest reset date will remain in effect during the interest period commencing on that interest reset date. Each interest period will be the period from and including an interest reset date to but excluding the next interest reset date or until the maturity date of the Notes, as the case may be, with the exception that the first interest period will be the period from and including the Issue Date to but excluding the first interest payment date.

     The calculation agent will determine the interest rate applicable to the Notes on the interest determination date, which will be the second London Banking Day immediately preceding the interest reset date. The interest rate determined on an interest determination date will become effective on and as of the next interest reset date. The initial interest determination date will be November 12, 2004 for the first interest period commencing on the Issue Date and ending on May 15, 2005.

     "London Banking Day" means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

     The calculation agent will determine the applicable Three-Month LIBOR rate or, with respect to the first interest payment, the Six-Month LIBOR rate, according to the following provisions:

     The Three-Month LIBOR rate or, with respect to the first interest payment, the Six-Month LIBOR rate (in each case, expressed as a percentage per annum), will be the offered rate for three-month deposits, or six-month deposits, respectively, in U.S. dollars beginning on the second London Banking Day after the interest determination date as it appears on page 3750 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for the purpose of displaying the London interbank offered rates of major banks) ("Telerate Page") at approximately 11:00 a.m., London time, on the interest determination date.

     If the Three-Month LIBOR rate or, with respect to the first interest payment, the Six-Month LIBOR rate, does not appear on the indicated Telerate Page, or if that Telerate Page is unavailable, on the interest determination date, then the Three-Month LIBOR rate, or Six-Month LIBOR rate, respectively, will be the arithmetic mean of the offered rates (in each case, expressed as a percentage per annum) for three-month deposits, or six-month deposits, respectively in U.S. dollars beginning on the second London Banking Day after the interest determination date as those rates appear on the "LIBO" page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) ("Reuters Screen LIBO Page") at approximately 11:00 a.m., London time, on the interest determination date, but only if at least two offered rates appear on that page.

     If, on the interest determination date, both (1) the Three-Month LIBOR rate or, with respect to the first interest payment, the Six-Month LIBOR rate, does not appear on the indicated Telerate Page, or if that Telerate Page is unavailable, and (2) fewer than two offered rates appear on the Reuters Screen LIBO Page, then the calculation agent will determine LIBOR as follows:

     (i) The calculation agent will select the principal London offices of four major banks in the London interbank market. The calculation agent will then request each bank to provide its offered quotation of its rate of interest for deposits in U.S. dollars with a three-month maturity with respect to the determination of Three-Month LIBOR or six-month maturity with respect to the determination of Six-Month LIBOR (in each case, expressed as a percentage per annum) beginning on the second London Banking Day after the interest determination date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the interest determination date. These quotes will be for deposits of at least $1,000,000 and in a principal amount that is representative of a single transaction in U.S. dollars in the market at that time.

     (ii) If at least two of these banks provide a quotation, the calculation agent will compute LIBOR as the arithmetic mean of the quotations provided.

     (iii) If fewer than two of these banks provide a quotation, the calculation agent will request from three major banks in New York City at approximately 11:00 a.m., New York time, on the interest determination date, quotations of their rates of interest for three-month loans, with respect to the determination of Three-Month LIBOR or six-month loans, with respect to the determination of Six-Month LIBOR (in each case, expressed as a percentage per annum), in U.S. dollars to leading European banks, beginning on the second London Banking Day after the interest determination date. These quotes will be for loans of at least $1,000,000 and in a principal amount that is representative of a single transaction in U.S. dollars in the market at that time. If the calculation agent receives at least two of these quotations, the calculation agent will compute LIBOR as the arithmetic mean of the quotations provided.

     (iii) If none of these banks provide a quotation as mentioned, the rate of interest will be the interest rate in effect on the interest determination date.

     The interest rate payable on the notes will not be higher than the maximum rate permitted by New York state law as modified by U.S. law of general application.

     The calculation agent will publish the interest period, the interest payment date, the interest rate for the interest period, and the amount of interest to be paid on the notes for each interest period in the manner for giving notice to holders of the notes described below. The calculations of the calculation agent will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of the Notes.

     The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each interest period will be calculated by adding the Daily Interest Amounts for each day in the relevant interest period.

     All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

     The Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and, to the extent such payments are lawful, interest on overdue installments of interest ("Defaulted Interest") without regard to any applicable grace periods at the rate shown on this Note, as provided in the Indenture.

     All payments made by the Issuers in respect of the Notes will be made free and clear of and without deduction or withholding for or on account of any Taxes imposed or levied by or on behalf of any Taxing Jurisdiction, unless such withholding or deduction is required by law or by the interpretation or administration thereof. In that event, the Issuers will pay to each Holder of the Notes Additional Amounts as provided in the Indenture subject to the limitations set forth in the Indenture.

2. Method of Payment

     Prior to 10:00 a.m. New York City time on the date on which any principal of or interest on any Note is due and payable, the Issuers shall irrevocably deposit with the Trustee or the Paying Agent money sufficient to pay such principal and/or interest. The Issuers will pay interest quarterly in arrears on each February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2005. Payments will be made to the Global Note Depositary and Custodian, in the case of Notes which are Global Notes, and to the Persons who are registered Holders of Notes, in the case of Notes which are Certificated Notes, at the close of business on February 1, May 1, August 1 and November 1, respectively, immediately preceding the applicable interest payment date. Holders must surrender Notes to a Paying Agent to collect principal payments. The Issuers will pay principal and interest in U.S. Legal Tender.

     Payment in respect of Notes represented by a Global Note (including principal and interest) will be made by the transfer of immediately available funds to the Holder of the Global Notes. For so long as the Notes are represented by a Global Note, the bearer of the Global Note shall be treated as the Holder of the Notes for all purposes in accordance with and subject to the terms of the Indenture. Each holder of a Book-Entry Interest must look solely to the Global Note Depositary and Custodian for its share of each payment made to the bearer of this Global Note. All payments of any amounts payable and paid to the bearer of this Global Note shall be valid and, to the extent of the sums so paid, sufficient to satisfy and discharge the liability for the moneys payable hereon.

     The Issuers will make all payments in respect of a Certificated Note (including principal and interest) by mailing a check to the registered address of each registered Holder of Notes which are Certificated Notes thereof; provided, however, that payments on the Notes may also be made, in the case of a Holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 15 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3. Paying Agent and Registrar

     Initially, The Bank of New York (the "Trustee"), will act as Trustee, Paying Agent and Registrar. The Issuers may appoint and change any Paying Agent, Registrar or co-Registrar without notice to any Holder. Either Issuer or any Note Guarantor may act as Paying Agent, Registrar or co-Registrar.

4. Indenture

     The Issuers issued the Notes under an Indenture, dated as of November 16, 2004 (as it may be amended or supplemented from time to time in accordance with the terms thereof, the "Indenture"), between the Issuers, the Note Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of those terms. Each Holder, by accepting a Note, agrees to be bound by all of the terms and provisions of the Indenture, as amended or supplemented from time to time.

     The Notes are general unsecured, joint and several, obligations of the Issuers, of which $300.0 million in aggregate principal amount will be initially issued on the Issue Date. Subject to the conditions set forth in the Indenture and without the consent of the Holders, the Issuers may issue Additional Notes. All Notes will be treated as a single class of securities under the Indenture.

     The Indenture imposes certain limitations on, among other things, the ability of the Issuers, the Company, the Note Guarantors and certain Restricted Subsidiaries to: Incur Indebtedness, make Restricted Payments, incur Liens, make Asset Sales, designate Unrestricted Subsidiaries, enter into transactions with Affiliates, or consolidate or merge or transfer or convey all or substantially all of the Company's and its Restricted Subsidiaries' assets.

     To guarantee the due and punctual payment of the principal of and interest on the Notes and all other amounts payable by the Issuers under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Company and the Subsidiary Note Guarantors have unconditionally guaranteed (and each future Material Restricted Subsidiary will unconditionally guarantee), jointly and severally, such obligations pursuant to the terms of the Indenture. Each Note Guarantee will be subject to release as provided in the Indenture. The obligations of each Note Guarantor in respect of its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Note Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Note Guarantor in respect of the obligations of such other Note Guarantor under its Note Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Note Guarantor under its Note Guarantee not constituting a fraudulent conveyance, fraudulent transfer or similar illegal transfer under federal or state law or the law of the jurisdiction of formation or incorporation of such Note Guarantor.

5. Redemption

     Optional Redemption. Except as stated below, the Issuers may not redeem the Notes prior to November 15, 2006. On and after November 15, 2006, the Issuers may redeem the Notes, at its option, in whole at any time or in part from time to time, upon not less than 30 days', and not more than 60 days' prior notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, at the following redemption prices, expressed as percentages of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on November 15 of any year set forth below:

                        Year                                       Percentage
                        ----                                       ----------

             2006.......................................           102.000%

             2007.......................................           101.000%

             2008 and thereafter.....................              100.000%

     Make Whole Redemption. At any time prior to November 15, 2006, the Notes may also be redeemed by the Issuers or any other Person designated by the Issuers in whole but not in part, at the Issuers' option, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Floating Rate Premium as of, and accrued but unpaid interest, if any, to the date of redemption. Such redemption may be made upon notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, not less than 30 and not more than 60 days prior to the redemption date. The Issuers may provide in such notice that payment of such price and performance of the Issuers' obligations with respect to such redemption or purchase may be performed by another person.

     "Applicable Floating Rate Premium" means, with respect to a Floating Rate Note at any redemption date, the greater of:

     (a) 1.0% of the principal amount of such Floating Rate Note; and

     (b) the excess of:

     (1) the present value at such redemption date of:

     (x) the redemption price of such Floating Rate Note on November 15, 2006 (such redemption price being that described in the first paragraph of this "Optional Redemption" section) plus

     (y) all required remaining scheduled interest payments due on such Floating Rate Note through November 15, 2006, other than accrued interest to such redemption date based on the Three-Month LIBOR rate in effect on such redemption date, computed using a discount rate equal to the Three-Month LIBOR rate plus 50 basis points per annum discounted on a quarterly bond equivalent basis, over

     (2) the principal amount of such Floating Rate Note on such redemption date.

     Calculation of the Applicable Floating Rate Premium will be made by the Issuers or on behalf of the Issuers by such Person as the Issuers shall designate and will not be a duty or obligation of the Trustee.

     Optional Redemption upon Equity Offerings. Notwithstanding the foregoing, at any time, or from time to time, after February 17, 2006 and on or prior to November 15, 2007, the Issuers or the Company may, at its option, upon not less than 30 days' and not more than 60 days' prior notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, redeem in the aggregate up to 35% of the aggregate principal amount of the Floating Rate Notes issued under the Indenture with the net cash proceeds of one or more Equity Offerings at a redemption price equal to 100% of the principal amount thereof plus a premium equal to the interest rate per annum on the Floating Rate Notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest thereon through the redemption date; provided that:

     (i) after giving effect to any such redemption at least 65% of the aggregate principal amount of the Floating Rate Notes issued under the Indenture remains outstanding; and

     (ii) the Issuers make such redemption not more than 90 days after the consummation of such Equity Offering.

     Tax Redemption

     The Notes are redeemable for cash at the Issuers' option prior to their maturity in the event of certain changes in the tax laws of a Taxing Jurisdiction after the date of issuance of the Notes (or, in the case of Additional Amounts payable by a Successor Person, after six months after the date on which that Successor Person became such pursuant to applicable provisions of the Indenture (such date, a "Successor Date"), provided such changes in tax laws were not announced on or prior to such Successor Date) as specified below. If, as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) and treaties of a Taxing Jurisdiction, or any amendment to or change in any official position concerning the interpretation, administration or application of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or any action taken by a taxing authority which action is generally applied or is taken with respect to the Issuers or the Company), which change, amendment, application or interpretation is proposed and becomes effective on or after the date of issuance of the Notes (or, in the case of Additional Amounts payable by a Successor Person, after six months after the Successor Date, provided such changes in tax laws were not announced on or prior to such Successor Date), the Issuers, the Company, the Subsidiary Note Guarantors or a Successor Person has or would become obligated to pay to the Holder of any Notes Additional Amounts, and such obligations cannot be avoided by the Issuers, the Company, the Subsidiary Note Guarantors or a Successor Person, as applicable, taking commercially reasonable measures (consistent with practices and interpretations generally followed or in effect at the time such measures could be taken) available to it, then the Issuers may, at their option, redeem the Notes in whole but not in part, upon not less than 30 days' and not more than 90 days' notice mailed by first-class mail to each Holder's registered address in the case of Certificated Notes and to the Global Note Depositary and Custodian in the case of Global Notes, at a redemption price equal to 100% of the Notes' aggregate principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, on such Notes, to but excluding the redemption date.

     For the avoidance of doubt, the Notes shall not be redeemable under this paragraph because the Notes have not been listed or fail to remain listed on the Irish Stock Exchange, unless such failure is caused by a change in tax law that otherwise could serve as a basis for redemption of the Notes under this Tax Redemption provision.

     Optional Redemption and Repurchase Procedures

     In the event any Global Note (or any portion thereof) is redeemed or repurchased under Section 3.10 or Section 3.16 of the Indenture, the Global Note Depositary and Custodian will redeem or repurchase, from the amount received by it in respect of the redemption or repurchase of any Global Note, an equal amount of the Global Receipts. The redemption or repurchase price payable in connection with the redemption or repurchase of Global Receipts will be equal to the amount received by the Global Note Depositary and Custodian in connection with the redemption or repurchase of the Global Notes (or any portion thereof). The Issuers understand that under existing DTC practices, if less than all of the Notes are to be redeemed at any time, DTC will credit its participants' accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as DTC deems fair and appropriate; provided that no beneficial interests of less than $1,000 principal amount may be redeemed in part.

     In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any other method as the Trustee deems fair and appropriate. If a partial redemption is made in accordance with the section "Optional Redemption upon Equity Offerings" above, selection of the Notes or portions thereof for redemption will, subject to the preceding sentence, be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC), unless the method is otherwise prohibited. No Notes in a principal amount of $1,000 or less may be redeemed in part and Notes in a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

     If Notes are to be redeemed in part only, the notice of redemption will state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof (if any) will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a global note will be made, as appropriate).

     On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture. Upon redemption of any Notes by the Issuers or any other Person, such Notes will be cancelled.

     In the case of any partial redemption, selection of the Notes for redemption will be made in accordance with Article V of the Indenture. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

     Acquisition of Notes

     The Issuers and the Company may acquire Notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

6. Repurchase Provisions

     Change Of Control Offer. Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require that the Issuers purchase all or a portion (in integral multiples of $1,000) of the Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest through the date of purchase. Within 30 days following the date upon which the Change of Control occurred, the Issuers must make a Change of Control Offer pursuant to a Change of Control Notice. As more fully described in the Indenture, the Change of Control Notice shall state, among other things, the Change of Control Payment Date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by applicable law.

     Asset Sale Offer. The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries to make Asset Sales. In the event the proceeds from a permitted Asset Sale exceed certain amounts and are not applied as specified in the Indenture, the Issuers will be required to make an Asset Sale Offer to purchase to the extent of such remaining proceeds each Holder's Notes together with holders of certain other Indebtedness at 100% of the principal amount thereof, plus accrued interest (if any) to the Asset Sale Offer Payment Date, as more fully set forth in the Indenture.

                  [Insert for Certificated Notes:

     In the event of repurchase of the Note pursuant to a Change of Control Offer or Asset Sale Offer in part only, a new Note or Notes for the unpurchased portion will be issued in the name of the Holder hereof upon cancellation hereof.]

7. Denominations; Transfer; Exchange

     The Notes are issuable only without coupons, and only in denominations of principal amount of $1,000 and any integral multiple thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange (i) any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) for a period beginning 15 days before the mailing of a notice of Notes to be redeemed and ending on the date of such mailing or (ii) any Notes for a period beginning 15 days before an interest payment date and ending on such interest payment date.

8. Persons Deemed Owners

                 [for Certificated Notes: include the following:

     Prior to due presentment of this Note for registration or transfer, the Issuers, the Note Guarantors, the Trustee, and any agent of the Issuers, the Note Guarantors, Trustee and any agent of the Issuers, the Note Guarantors, of the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuers, the Note Guarantors, the Trustee nor any such agent shall be affect by notice to the contrary.]

                  [for Global Notes: include the following:

     The bearer of this Note may be treated as the owner for all purposes.]

9. Unclaimed Money

     If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Issuers at their request unless an abandoned property law designates another Person. After any such payment, Holders entitled to the money must look only to the Issuers and not to the Trustee for payment.

10. Discharge Prior to Redemption or Maturity

     Subject to certain conditions set forth in the Indenture, the Issuers at any time may terminate some or all of their obligations under the Notes and the Indenture if the Issuers deposit with the Trustee U.S. Legal Tender or U.S. Government Obligations for the payment of principal of and interest on the Notes to redemption or maturity, as the case may be.

11. Amendment, Waiver

     Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended or supplemented with the written consent of the Holders of at least a majority in principal amount of the then-Outstanding Notes and (ii) any default (other than with respect to nonpayment or in respect of a provision that cannot be amended or supplemented without the written consent of each Holder affected) or noncompliance with any provision may be waived with the written consent of the Holders of a majority in aggregate principal amount of the then-Outstanding Notes. Subject to certain exceptions set forth in the Indenture, without the consent of any Holder, the Issuers and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, omission, defect or inconsistency, or to comply with Article IV of the Indenture, or to provide for uncertificated Notes in addition to or in place of Certificated Notes, or to add guarantees with respect to the Notes or to secure the Notes, or to add additional covenants or surrender rights and powers conferred on the Issuers, or to comply with any request of the Commission in connection with qualifying the Indenture under the TIA, or to make any change that does not adversely affect the rights of any Holder, or to provide for the issuance of Exchange Notes or Additional Notes.

12. Defaults and Remedies

     If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default which will result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

     Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest.

13. Trustee Dealings with the Issuers

     Subject to certain limitations set forth in the Indenture, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuers or their Affiliates and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee.

14. No Recourse Against Others

     No incorporator, director, officer, employee, shareholder or controlling Person, as such, of the Issuers, the Company or any Subsidiary Note Guarantor will have any liability for any obligations of the Issuers under the Notes or the Indenture, the Company under the Elan Note Guarantee or the Indenture or any Subsidiary Note Guarantor under its Subsidiary Note Guarantee or the Indenture for any claims based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes, the Elan Note Guarantee and the Subsidiary Note Guarantees. The waiver may not be effective to waive liabilities under the U.S. federal securities laws. It is the view of the Commission that this type of waiver is against public policy.

15. Authentication

     This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent acting on its behalf) manually signs the certificate of authentication on the other side of this Note. 16. Abbreviations

     Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entirety), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian) and U/G/M/A (=Uniform Gift to Minors Act).

17. CUSIP or ISIN Numbers

     Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures the Issuers have caused CUSIP or ISIN numbers to be printed on the Notes and have directed the Trustee to use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

18. Governing Law

     This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

19. Currency of Account; Conversion of Currency.

     U.S. Legal Tender is the sole currency of account and payment for all sums payable by the Issuers and the Note Guarantors under or in connection with the Notes or the Indenture, including damages. The Issuers and the Note Guarantors will indemnify the Holders as provided in respect of the conversion of currency relating to the Notes and the Indenture.

20. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

     The Issuers and the Note Guarantors have agreed that any suit, action or proceeding against the Company brought by any Holder or the Trustee arising out of or based upon the Indenture or the Notes may be instituted in any state or federal court in Borough of Manhattan, The City of New York, New York. The Issuers and the Note Guarantors have irrevocably submitted to the non-exclusive jurisdiction of such courts for such purpose and waived, to the fullest extent permitted by law, trial by jury and any objection they may now or hereafter have to the laying of venue of any such proceeding, and any claim they may now or hereafter have that any proceeding in any such court is brought in an inconvenient forum. The Issuers and the Note Guarantors have appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011as each of their authorized agent upon whom all writs, process and summonses may be served in any suit, action or proceeding arising out of or based upon the Indenture or the Notes which may be instituted in any state or federal court in Borough of Manhattan, The City of New York, New York. To the extent that any of the Issuers and the Note Guarantors have or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to themselves or any of their property, the Issuers and the Note Guarantors have irrevocably waived and agreed not to plead or claim such immunity in respect of their obligations under the Indenture or the Notes.

     The Issuers will furnish to any Holder upon written request and without charge to the Holder a copy of the Indenture which has in it the text of this
Note in larger type. Requests may be made to:

                  Elan Finance public limited company
                  c/o Elan Corporation, plc
                  Lincoln House, Lincoln Place
                  Dublin 2, Ireland
                  Attention: Chief Financial Officer

                  Elan Finance Corp.
                  c/o Elan Corporation, plc
                  Elan Corporation, plc
                  Lincoln House, Lincoln Place
                  Dublin 2, Ireland
                  Attention: Chief Financial Officer

[Include for Certificated Notes only:

ASSIGNMENT FORM

     To assign this Note, fill in the form below:

     I or we assign and transfer this Note to

              (Print or type assignee's name, address and zip code)

             (Insert assignee's Social Security or Tax I.D. Number)

and irrevocably appoint agent to transfer this Note on the books of the Issuers. The agent may substitute another to act for him.

Date:____________________           Your Signature:___________________

Signature Guarantee:______________________________
                          (Signature must be guaranteed)


--------------------------------------------------------------------------------
Sign exactly as your name appears on the other side of this Note.

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15.]

                                                                      Schedule A

                      [To be attached to Global Notes only:

                SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE


     The following increases or decreases in this Global Note have been made:




Date of Exchange     Amount of           Amount of increase   Principal Amount    Signature of
                     decrease in         in Principal         of this Global      authorized
                     Principal Amount    Amount of this       Note following      signatory of
                     of this Global      Global Note          such decrease or    Trustee
                     Note                                     increase

----------------     ----------------    -----------------    ----------------    ----------------]


[Include for Certificated Notes:

                       OPTION OF HOLDER TO ELECT PURCHASE

     If you want to elect to have this Note purchased by the Issuers pursuant to
Section 3.10 or Section 3.16 of the Indenture, check either box:

                    / /                       / /
                    Section 3.10              Section 3.16

     If you want to elect to have only part of this Note purchased by the Issuers pursuant to Section 3.10 or 3.16 of the Indenture, state the principal amount (which must be an integral multiple of $1,000) that you want to have purchased by the Issuers: $

Date:  __________          Your Signature ____________________________
                           (Sign exactly as your name appears on the other side of the Note)


Signature Guarantee:       _______________________________________
                           (Signature must be guaranteed)

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15.]

                                                                       EXHIBIT B

                     FORM OF CERTIFICATE FOR TRANSFER TO QIB


                                                                          [Date]

The Bank of New York
101 Barclay Street - Floor 21 West
New York, New York 10286
Attention:  Corporate Trust Administration

        Re:  [7 3/4% Senior Fixed Rate Notes due 2011]
             [Senior Floating Rate Notes due 2011] [delete as appropriate] (the "Notes") of Elan Finance public limited company and Elan Finance Corp. (together, the "Issuers")

Ladies and Gentlemen:

     Reference is hereby made to the Indenture, dated as of November 16, 2004 (as amended and supplemented from time to time, the "Indenture"), among the Issuers, the Company and the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

     This letter relates to $___________ aggregate principal amount of Notes [in the case of a transfer of an interest in a Regulation S Global Note: which represents an interest in a Regulation S Global Note beneficially owned by] the undersigned (the "Transferor") to effect the transfer of such Notes in exchange for an equivalent beneficial interest in the Rule 144A Global Note.

     In connection with such request, and with respect to such Notes, the Transferor does hereby certify that such Notes are being transferred in accordance with Rule 144A under the Securities Act of 1933, as amended ("Rule 144A"), to a transferee that the Transferor reasonably believes is purchasing the Notes for its own account or an account with respect to which the transferee exercises sole investment discretion, and the transferee, as well as any such account, is a "qualified institutional buyer" within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A and in accordance with applicable securities laws of any state of the United States or any other jurisdiction.

     You and the Issuers are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                  Very truly yours,

                  [Name of Transferor]

                  By:____________________________

                  _______________________________
                  Authorized Signature

                                                                       EXHIBIT C

                        FORM OF CERTIFICATE FOR TRANSFER
                            PURSUANT TO REGULATION S


                                                                          [Date]

The Bank of New York
101 Barclay Street - Floor 21 West
New York, New York 10286
Attention:  Corporate Trust Administration

       Re:  [7 3/4% Senior Fixed Rate Notes due 2011]
            [Senior Floating Rate Notes due 2011] [delete as appropriate] (the "Notes") of Elan Finance public limited company and Elan Finance Corp. (together, the "Issuers")

Ladies and Gentlemen:

     Reference is hereby made to the Indenture, dated as of November 16, 2004 (as amended and supplemented from time to time, the "Indenture"), among the Issuers, the Company, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

     In connection with our proposed sale of $________ aggregate principal amount of the Notes [in the case of a transfer of an interest in a 144A Global
Note: , which represent an interest in a 144A Global Note beneficially owned by] the undersigned ("Transferor"), we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

          (a) the offer of the Notes was not made to a person in the United States;

          (b) either (i) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (ii) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

          (c) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

          (d) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

          (e) we are the beneficial owner of the principal amount of Notes being transferred.

     In addition, if the sale is made during a 40-day Period and the provisions of Rule 904(b)(1) or Rule 904(b)(2) of Regulation S are applicable thereto, we confirm that such sale has been made in accordance with the applicable provisions of Rule 904(b)(1) or Rule 904(b)(2), as the case may be.

     You and the Issuers are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this letter have the meanings set forth in Regulation S.

                  Very truly yours,

                  [Name of Transferor]

                  By:____________________________

                  _______________________________
                  Authorized Signature

                                                                       EXHIBIT D

                        FORM OF CERTIFICATE FOR TRANSFER
                              PURSUANT TO RULE 144


                                                                          [Date]

The Bank of New York
101 Barclay Street - Floor 21 West
New York, New York 10286
Attention:  Corporate Trust Administration

         Re: [7 3/4% Senior Fixed Rate Notes due 2011]
             [Senior Floating Rate Notes due 2011] [delete as appropriate] (the "Notes") of Elan Finance public limited company and Elan Finance Corp. (together, the "Issuers")

Ladies and Gentlemen:

     Reference is hereby made to the Indenture, dated as of November 16, 2004 (as amended and supplemented from time to time, the "Indenture"), among the Issuers, the Company, the Subsidiary Note Guarantors party thereto and The Bank of New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

     In connection with our proposed sale of $________ aggregate principal amount of the Notes [in the case of a transfer of an interest in a 144A Global
Note: , which represent an interest in a 144A Global Note beneficially owned by] the undersigned ("Transferor"), we confirm that such sale has been effected pursuant to and in accordance with Rule 144 under the Securities Act.

     You and the Issuers are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                  Very truly yours,

                  [Name of Transferor]

                  By:____________________________

                  _______________________________
                  Authorized Signature

                                                                       EXHIBIT E

                         FORM OF SUPPLEMENTAL INDENTURE
                         FOR ADDITIONAL NOTE GUARANTEES


     This Supplemental Indenture, dated as of [__________] (this "Supplemental Indenture"), between [name of Additional Note Guarantor], a [________] [corporation][limited liability company] (the "New Note Guarantor"), Elan Finance public limited company, a public limited company incorporated and registered under the laws of Ireland (together with its successors and assigns), Elan Finance Corp., a Delaware corporation (together with its successors and assigns, collectively the "Issuers"), Elan Corporation, plc (the "Company") and each other Note Guarantor under the Indenture referred to below, and The Bank of New York, as Trustee under the Indenture referred to below.

                              W I T N E S S E T H:

     WHEREAS, the Issuers and the Trustee have heretofore executed and delivered an Indenture, dated as of November 16, 2004 (as amended, supplemented, waived or otherwise modified, the "Indenture"), providing for the issuance of 7 3/4% Senior Fixed Rate Notes due 2011 and Senior Floating Rate Notes due 2011 of the Issuers (the "Notes");

     WHEREAS, pursuant to Section 10.7 of the Indenture, the Company is required to cause each Material Restricted Subsidiary created or acquired by the Company to execute and deliver to the Trustee an Additional Note Guarantee pursuant to which such Material Restricted Subsidiary will unconditionally Guarantee, jointly and severally with the other Note Guarantors, the Issuers' full and prompt payment of the Guaranteed Obligations (as defined in the Indenture) in respect of the Indenture and the Notes; and

     WHEREAS, pursuant to Section 9.1 of the Indenture, the Trustee, the Issuers and the existing Note Guarantors are authorized to execute and deliver this Supplemental Indenture to supplement the Indenture, without the consent of any Holder;

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Note Guarantor, the Issuers, each other Note Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

                                    ARTICLE I
                                   DEFINITIONS

     Section 1.1. Defined Terms. Unless otherwise defined in this Supplemental Indenture, terms defined in the Indenture are used herein as therein defined.

                                   ARTICLE II
                        AGREEMENT TO BE BOUND; GUARANTEE

     Section 2.1. Agreement to be Bound. The New Note Guarantor hereby becomes a party to the Indenture as a Note Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Note Guarantor under the Indenture. The New Note Guarantor hereby agrees to be bound by all of the provisions of the Indenture applicable to a Note Guarantor and to perform all of the obligations and agreements of a Note Guarantor under the Indenture.

     Section 2.2. Guarantee. The New Note Guarantor hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Note Guarantor, to each Holder of the Notes and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the Guaranteed Obligations, all as more fully set forth in Article X of the Indenture.

                                   ARTICLE III
                                  MISCELLANEOUS

     Section 3.1. Notices. Any notice or communication delivered to the Issuers under the provisions of the Indenture shall constitute notice to the New Note Guarantor.

     Section 3.2. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

     Section 3.3. Governing Law, etc. This Supplemental Indenture shall be governed by the provisions set forth in Section 11.8 of the Indenture.

     Section 3.4. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

     Section 3.5. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture. The recitals contained herein may be taken as the statements of the Issuers, and the Trustee does not assume any responsibility for their correctness.

     Section 3.6. Duplicate and Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture in original or facsimile signature. One signed copy or facsimile is enough to prove this Supplemental Indenture. This Supplemental Indenture



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

may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

     Section 3.7. Effectiveness. This Supplemental Indenture shall be effective upon [ ] and operating upon [ ].

     Section 3.8. Recitals. The recitals contained herein may be taken as the statements of the Issuers, and the Trustee does not assume any responsibility for their correctness.

     Section 3.9. Headings. The headings of the Articles and Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.







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



     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

                      ELAN FINANCE PUBLIC LIMITED COMPANY


                      By:
                          ----------------------------------
                          Name:
                          Title:


                      ELAN FINANCE CORP.


                      By:
                          ----------------------------------
                          Name:
                          Title:


                      [NAME OF NEW NOTE GUARANTOR],
                          as a Note Guarantor


                      By:
                          ----------------------------------
                          Name:
                          Title:


                      ELAN CORPORATION, PLC,
                          as a Note Guarantor


                      By:
                          ----------------------------------
                          Name:
                          Title:



                      THE BANK OF NEW YORK,
                          as Trustee


                      By:
                          ----------------------------------
                          Name:
                          Title:








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